UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer 0

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the year ended on December 31, 2024, presented on comparative basis.

Financial Statements

For the financial year ended on December 31, 2024, presented on comparative basis in homogeneous currency.

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME4

EARNING PER SHARE5

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES38

3. SEGMENT REPORTING39

4. INCOME TAX42

5. FINANCIAL INSTRUMENTS43

6. FAIR VALUES44

7. TRANSFER OF FINANCIAL ASSETS48

8. NON-CONTROLLING INTEREST48

9. LONG-TERM BENEFIT OBLIGATIONS48

10. CASH AND DUE FROM BANKS48

11. RELATED PARTY TRANSACTIONS49

12. FINANCE LEASES50

13. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT52

14. CONSIDERATIONS OF RESULTS56

15. COMMITMENTS AND CONTINGENCIES56

16. INSURANCE57

17. MUTUAL FUNDS59

18. ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.60

19. FINANCIAL RISK FACTORS64

20. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES70

21. CURRENT/NON-CURRENT DISTINCTION70

22. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES71

23. TURNOVER TAX74

24. CAPITAL MANAGEMENT74

25. OWN SHARE PURCHASE PROGRAM75

26. SUBSEQUENT EVENTS77

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS78

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED83

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING85

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING86

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT87

SCHEDULE G - INTANGIBLE ASSETS88

SCHEDULE H – CONCENTRATION OF DEPOSITS89

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS90

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY91

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES92

SEPARATE STATEMENT OF FINANCIAL POSITION98

SEPARATE STATEMENT OF COMPREHENSIVE INCOME99

EARNING PER SHARE100

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY102

SEPARATE STATEMENT OF CASH FLOW104

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION106

2. FINANCIAL INSTRUMENTS116

3. FAIR VALUES117

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES119

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME120

6. RESTRICTED ASSETS121

7. COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES122

8. INCOME TAX – DEFERRED TAX124

9. LOAN AND DEBT ESTIMATED TERMS126

10. CAPITAL STOCK126

11. FINANCIAL RISK FACTORS127

12. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS129

13. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES129

14. SUBSEQUENT EVENTS131

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES132

SCHEDULE G - INTANGIBLE ASSETS133

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY134

Consolidated Financial Statements

For the financial year ended on December 31, 2024, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 49 started on January 1st , 2024
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of December 31, 2024

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	12/31/2024	12/31/2023
Cash and due from banks	6 and 10	652,975,869	498,892,707
Cash		151,871,913	248,262,689
Financial institutions and correspondents		499,497,804	247,982,535
Argentine Central Bank		479,050,091	225,679,189
Other local and financial institutions		20,447,713	22,303,346
Others		1,606,152	2,647,483
Debt Securities at fair value through profit or loss	6, 13.1, 10 and A	263,332,202	73,021,510
Derivatives	6 and 13.2	4,627,810	8,264,332
Reverse Repo transactions	6 and 13.3	-	1,645,657,441
Other financial assets	6, 13.4 y 10	29,967,875	101,459,558
Loans and other financing	6,13.5 y B	2,170,163,585	1,050,205,515
To the non-financial public sector		3,231,834	4,507,958
To the financial sector		20,370,876	8,724,800
To the Non-Financial Private Sector and Foreign residents		2,146,560,875	1,036,972,757
Other debt securities	6, 13.6 and A	843,796,973	579,615,424
Financial assets pledged as collateral	6 and 13.7	181,323,764	101,004,445
Investments in equity instruments	F	710,730	796,982
Property, plant, and equipment	F	101,936,609	111,389,656
Investment property	G	78,633,619	99,293,820
Intangible assets	4	166,012,077	147,282,372
Deferred income tax assets	13.8	1,715,745	26,585,777
Other non-financial assets		35,542,215	40,942,625
TOTAL ASSETS		4,530,739,073	4,484,412,164

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2024	12/31/2023
LIABILITIES
Deposits	6, 13.9 and H	3,173,461,243	3,373,001,922
Non-financial public sector		144,705,833	219,392,129
Financial sector		185,277	1,037,729
Non-financial private sector and foreign residents		3,028,570,133	3,152,572,064
Liabilities at fair value through profit or loss	6 and 13.10	-	1,323,792
Derivate instruments	6 and 13.16	1,734,047	-
Repo Transactions	6 and 13.15	33,962,592	2,047,701
Other financial liabilities	6 and 13.11	166,185,156	158,398,928
Financing received from the Argentine Central Bank and other financial institutions	6 and 13.12	39,297,868	5,862,129
Unsubordinated debt securities	6 and 18.5	51,157,866	-
Current income tax liability		5,230,697	1,605,312
Provisions	13.13	40,602,849	32,441,700
Deferred income tax liabilities	4	3,167,675	3,516,680
Other non-financial liabilities	13.14	192,243,877	159,183,508
TOTAL LIABILITIES		3,707,043,870	3,737,381,672

SHAREHOLDERS' EQUITY
Capital stock		437,731	442,672
Paid in capital		554,292,371	554,292,371
Capital Adjustments		59,149,131	61,410,001
Own shares in portfolio		18,991	14,050
Comprehensive adjustment of shares in portfolio		8,690,435	6,429,565
Cost of treasury stock		(21,167,430)	(11,250,573)
Reserve		93,268,053	9,380,391
Retained earnings		(223,213)	(82,237)
Other comprehensive income		2,958,644	13,914,935
Net income for the year		125,181,729	111,881,135
Shareholders' Equity attributable to owners of the parent company		822,606,442	746,432,310
Shareholders' Equity attributable to non-controlling interests		1,088,761	598,182
TOTAL SHAREHOLDERS' EQUITY		823,695,203	747,030,492
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		4,530,739,073	4,484,412,164

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2024	12/31/2023
Interest income	13.17	1,689,236,230	2,623,284,974
Interest expenses	13.18	(888,013,611)	(1,793,986,579)
Net interest income		801,222,619	829,298,395
Service fee income	13.21	195,703,684	202,792,927
Service fee expenses	13.22	(42,580,483)	(52,647,088)
Income from insurance activities	16.2	24,994,738	31,426,536
Net Service Fee Income		178,117,939	181,572,375
Subtotal		979,340,558	1,010,870,770
Net income from financial instruments (NIFFI) at fair value through profit or loss	13.19	141,064,297	187,199,893
Result from derecognition of assets measured at amortized cost	13.20	82,063,602	43,773,388
Exchange rate difference on gold and foreign currency		9,272,117	12,632,268
Subtotal		232,400,016	243,605,549
Other operating income	13.23	39,032,512	51,606,604
Result from exposure to changes in the purchasing power of the currency		(307,539,869)	(242,620,988)
Loan loss provisions		(52,921,817)	(68,859,659)
Net operating income		890,311,400	994,602,276
Personnel expenses	13.24	(293,324,953)	(349,282,955)
Administration expenses	13.25	(174,327,118)	(183,876,763)
Depreciations and impairment of non-financial assets	13.26	(52,584,122)	(70,158,162)
Other operating expenses	13.27	(194,473,566)	(202,555,178)
Operating income		175,601,641	188,729,218
Income before taxes from continuing operations		175,601,641	188,729,218
Income tax	4	50,323,173	76,758,493
Net income for the year		125,278,468	111,970,725
Net income for the year attributable to owners of the parent company		125,181,729	111,881,135
Net income for the year attributable to non-controlling interests		96,739	89,590

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

As of December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023

NUMERATOR
Net income for the year attributable to owners of the parent company	125,181,729	111,881,135
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	125,181,729	111,881,135

DENOMINATOR
Weighted average of ordinary shares	439,664	442,727
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Net income for the year attributable to owners of the parent company	439,664	442,727

Basic Income per share	284.72	252.71
Diluted Income per share	284.72	252.71

The accompany notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Net income for the year	125,278,468	111,970,725
Revaluation of property, plant and equipment and intangible assets	(3,140,189)	(2,571,934)
Revaluation of property, plant and equipment and intangible assets for the year	(4,831,060)	(3,956,822)
Income tax	1,690,871	1,384,888
Loss from equity instruments at fair value through other comprehensive income	(154,157)	(996,427)
Income for the year from equity instrument at fair value through other comprehensive income	(237,164)	(1,532,966)
Income tax	83,007	536,539
Total Other Comprehensive Loss not to be reclassified to profit or loss	(3,294,346)	(3,568,361)
Foreign currency translation differences for the financial statements	1,001,627	964,381
Foreign currency translation differences for the year	1,001,627	964,381
(Loss) / Income from financial instrument at fair value through changes in other comprehensive income	(8,849,714)	9,514,432
(Loss) / Income for the year from financial instrument at fair value through other comprehensive income	(13,981,370)	15,007,781
Income tax	5,131,656	(5,493,349)
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(7,848,087)	10,478,813
Total Other Comprehensive (Loss) / Income	(11,142,433)	6,910,452
Other comprehensive (loss) / income attributable to owners of the parent company	(11,128,185)	6,901,249
Other comprehensive (loss) / income attributable to non-controlling interests	(14,248)	9,203
Total Comprehensive Income	114,136,035	118,881,177
Comprehensive income attributable to owners of the parent company	114,053,544	118,782,384
Other comprehensive income attributable to non-controlling interests	82,491	98,793

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	61,410,001	554,292,371	14,050	6,429,565	(11,250,573)	-	9,380,391	111,798,898	4,533,042	1,383,746	7,998,147	746,432,310	598,182	747,030,492
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	(171,894)	-	-	171,894	-	-	-
Subsidiaries' Stock compensation plans	-	-	-	-	-	-	-	-	-	-	-	-	-	408,088	408,088
Distribution of retained earnings by the shareholder's meeting on April 19, 2024:
Constitution of reserves	-	-	-	-	-	-	12,266,518	71,621,144	(83,887,662)	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-	(27,962,555)	-	-	-	(27,962,555)	-	(27,962,555)
Acquisition of treasury shares	(4,941)	(2,260,870)	-	4,941	2,260,870	(9,916,857)	-	-	-	-	-	-	(9,916,857)	-	(9,916,857)
Net income for the year	-	-	-	-	-	-	-	-	125,181,729	-	-	-	125,181,729	96,739	125,278,468
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(3,136,991)	1,001,627	(8,992,821)	(11,128,185)	(14,248)	(11,142,433)
Balance on December 31, 2024	437,731	59,149,131	554,292,371	18,991	8,690,435	(21,167,430)	12,266,518	81,001,535	124,958,516	1,396,051	2,385,373	(822,780)	822,606,442	1,088,761	823,695,203

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2022	444,411	62,206,176	575,395,145	12,311	5,633,390	(9,380,410)	7,025,270	35,021,758	(53,788,602)	7,103,798	419,365	(509,477)	629,583,135	499,389	630,082,524
IFRS 17 adoption (Note 1.1.4.c)									(63,046)				(63,046)		(63,046)
Balance on December 31, 2022	444,411	62,206,176	575,395,145	12,311	5,633,390	(9,380,410)	7,025,270	35,021,758	(53,851,648)	7,103,798	419,365	(509,477)	629,520,089	499,389	630,019,478
Distribution of retained earnings by the shareholder's meeting on April 27, 2023:
Other reserves (use of reserves)	-	-	(21,102,774)	-	-	-	(7,025,270)	(25,641,367)	53,769,411	-	-	-	-	-	-
Acquisition of treasury shares	(1,739)	(796,175)	-	1,739	796,175	(1,870,163)	-	-	-	-	-	-	(1,870,163)	-	(1,870,163)
Net income for the year	-	-	-	-	-	-	-	-	111,881,135	-	-	-	111,881,135	89,590	111,970,725
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(2,570,756)	964,381	8,507,624	6,901,249	9,203	6,910,452
Balance on December 31, 2023	442,672	61,410,001	554,292,371	14,050	6,429,565	(11,250,573)	-	9,380,391	111,798,898	4,533,042	1,383,746	7,998,147	746,432,310	598,182	747,030,492

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended on December 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year before Income Tax	175,601,642	188,729,218

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	52,584,122	70,158,162
Impairment losses on financial assets	52,921,817	68,859,659
Other adjustments
-Exchange rate difference on gold and foreign currency	(9,272,117)	(12,632,268)
- Interests from loans and other financing	(1,689,236,230)	(2,623,284,974)
- Interests from deposits and financing received	888,013,611	1,793,986,579
-Net income from financial instruments at fair value through profit or loss	(141,064,297)	(187,199,893)
-Result from derecognition of financial assets measured at amortized cost	(82,063,602)	(43,773,388)
-Result from exposure to changes in the purchasing power of the currency	307,539,869	242,620,988
-Fair value measurement of investment properties	10,188,877	15,270,191
-Fair value measurement of property, plant, and equipment	-	602,335
-Interest on liabilities for financial leases	1,920,878	73,365
-Allowances reversed	(4,607,832)	(11,982,685)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	89,700,923	289,530,721
Derivatives	3,636,522	(6,260,077)
Repo transactions	1,645,657,441	(1,499,306,678)
Loans and other financing
To the non-financial public sector	1,276,124	(2,624,770)
To the other financial entities	(11,646,076)	(4,354,012)
To the non-financial sector and foreign residents (*)	532,352,697	3,108,156,143
Other debt securities	(264,181,549)	1,300,038,527
Financial assets pledged as collateral	(80,319,319)	(2,887,714)
Other assets	65,955,530	(202,202,036)

Increases / (decreases) from operating liabilities:
Deposits	(74,686,296)	30,578,888
Non-financial public sector	(852,452)	349,899
Financial sector	(1,010,608,387)	(2,164,804,161)
Private non-financial sector and foreign residents	(1,323,792)	(13,182,617)
Liabilities at fair value through profit or loss	1,734,047	-
Repo Transactions	31,914,891	2,047,701
Other liabilities	47,620,142	23,968,534
Income Tax paid	(15,271,227)	(15,770,526)

NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES (A)	522,467,386	344,705,111

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets, and other assets	(57,227,564)	(49,942,434)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended on December 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets, and other assets	11,059,471	10,154,017
Purchase of liability or equity instruments issued by other entities	86,252	2,611,041

NET CASH USED IN INVESTING ACTIVITIES (B)	(46,081,841)	(37,177,376)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(8,893,219)	(10,897,240)
Unsubordinated debt securities	(2,342,101)	(3,882,339)
Financing received from Argentine Financial Institutions	(267,100,285)	(331,717,810)
Dividend payment	(27,962,555)	-
Repurchase of own shares	(9,916,857)	(1,870,163)

Collections:
Unsubordinated debt securities	52,092,812	75,241
Financing received from Argentine Financial Institutions	300,536,024	300,081,404

NET CASH USED IN FINANCING ACTIVITIES (C)	36,413,819	(48,210,907)

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	263,532,644	528,698,510

RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(561,800,396)	(607,320,481)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	214,531,613	180,694,857
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 10)	548,206,442	367,511,586
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (NOTE 10)	762,738,055	548,206,443

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Foreign Residents", "Other Assets" and "Other Liabilities" as of 31 December 2024, 15,507,755 leased property usage rights were eliminated, relating to non-monetary transactions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to B.C.R.A. regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Financial Statements have been approved by the Board of Directors of the Company at its meeting held on March 10, 2025.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to the accounting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector.

Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 6,733 million and 3,048 million would have been recorded in the Group's equity as of December 31, 2024 and 2023, respectively.

●	exception to the provisions of Communication "A" 7014 dated May 14, 2020, where the B.C.R.A. established that Public Sector debt instruments that financial institutions received in exchange from others should be recognized initially at the book value as at the date of such exchange hold the instruments delivered, without analyzing whether or not the accounts established by IFRS 9 or eventually recognize the new instrument received to their market value as set out in that IFRS.

If IFRS 9 had been applied on the above issues, a net income tax reduction of $18,163 million would have been recorded in the Group’s equity as of December 31, 2024.

●	option to classify the holding into dual bonds at amortized cost or fair value with Compensation in other comprehensive results: the B.C.R.A. allows financial institutions to classify these bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in ORI and at cost amortized. However, according to the contractual characteristics of the instrument, does not meet the criterion of "only principal payments plus interest" as set out in IFRS 9, so that according to that standard the Group should have valued those instruments at fair value against profit or loss. If IFRS 9 was applied, and the bonds were with changes in profit or loss, the net equity of the Group would have increased by Income tax of 9 million on December 31, 2023.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance, and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st, 2002. Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law No. 27.468 (O.B. 04/12/2018) amended Article 10 of Law No. 23.928 and its amendments, by providing that the repeal of all laws or regulations establishing or authorize indexation by price, currency update, cost variation or any other form of refunding of debts, taxes, prices or tariffs for goods, works or services, does not include the financial statements, to which Article 62 shall continue to apply at the end of of the General Law on Companies No. 19.550 (T.O. 1984) and its amendments.

The aforementioned body of law also provided for the repeal of Decree No 1269/2002 of July 16, 2002, and its amendments and delegated to the National Executive Branch (PEN), through its date on which the provisions referred to above took effect in respect of the financial statements submitted to them. Therefore, the B.C.R.A., dated February 22, 2019, issued Communication "A" 6651 through which it provided that as of 1 January 2020, the financial statements are drawn up in constant currency. Therefore, the present consolidated financial as of 31 December 2024 have been restated.

1.1.3Comparative information

The balances for the year ended December 31, 2023 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain amounts in these financial statements have been reclassified to present the information in accordance with the standards in effect as of December 31, 2024.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2023 to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the year ended 31 December 2024 are listed below, which had no significant impact on the Group’s consolidated financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Changes during the year ended December 31, 2024:

(a)	Amendments to IFRS 16 - Leases: These amendments include requirements for IFRS 16 sale and leaseback transactions to explain how an entity accounts for a sale and leaseback after the date of the transaction. It is expected sale and leaseback transactions where some or all lease payments variable payments that do not depend on an index or rate are the most affected by these modifications. The modifications are effective for the years started from January 1st, 2024. There were no significant impacts.

(b)	Amendments to IAS 1 - Non-current liabilities under covenants: These amendments clarify how the conditions to be fulfilled by an institution within 12 months of the reporting period are reported affect the classification of a liability. The changes are effective by the exercises started from January 1, 2024. No impacts or impacts occurred significant.

(c)	IFRS 17 - Insurance Contracts

On December 1st, 2024, the Group adopted IFRS 17 "Insurance Contracts". As required by the Standard, the Group applied the requirements retrospectively from the transition date (1 of January 2023) with comparative data for the periods prior to the transition date submitted as previously published under IFRS 4 'Insurance contracts'. IAS 1 'Presentation of statements Financial requires disclosure of a third statement of financial position at the date of transition from January 1st, 2023, given that the impact of the application is not material the Group decided not to submit such a state.

The Group has determined that reasonable and sustainable information is available for all contracts in effect at the transition date. Accordingly, the Group has: identified, recognized and measured each group of insurance contracts and each asset of insurance acquisition cash flows in this category as if IFRS 17 had always been applied; derecognized existing balances that would not exist if IFRS 17 had always been applied; and recognized any resulting net difference in equity. At the date of transition, the implementation of this Standard had the following impact.

The method used by the Group in the transition was the total retrospective approach, setting the transition date on January 1st, 2023.

	January 1st, 2023
	Insurance contracts under IFRS 4	Adjustments	Insurance contracts under IFRS 17
Assets	11,896,142	(9,508,830)	2,387,312
Liabilities	(9,820,878)	9,411,835	(409,043)
Total	2,075,263	(96,994)	1,978,269

For more details on the impacts of the application of this new standard, see Note 16.

The changes that have not entered into force as of December 31, 2024 are set out below:

Rules and interpretations that have not entered into force as of December 31, 2024:

a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the years starting from January 1st, 2025 and allows for early application.

b)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 "Entities consolidated financial statements" and IAS 28 "Investments in associates and joint ventures". The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a "business" (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

The key judgements and assumptions adopted by the Group for measuring ECL are described below:

1.2.1 Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Personal and Business Banking

●	Portfolios between 31 and 90 days past due
●	The credit origination score has deteriorated by more than 30% with respect to the current performance score
●	Internal Behavior Score at client level below the cut-off point [1]

(1) High Income: Salary plan segment >=400, Open Market segment >=500 and Retirees segment >=600 and Ex>=800 segment

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Corporate Banking

●	Portfolios between 31 and 90 days past due
●	Portfolios whose classification under Argentine Central Bank regulation is higher than 1
●	Probability of default higher than 30%.
●	Its rating deteriorated by more than two notes from its credit approval rating.

Sectoral Analysis

Considering that the internal impairment models are estimated with historical information, the risk of non-compliance of the companies is evaluated by type of activity based on the degree of affectation that they have due to the current economic situation, considering their characteristics, seasonality, and else.

Finally, the different industries are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

The risk rating matrix by activity is presented below, in which, on this occasion, activities with high and very high risks have not been detected:

RISK RATING BY INDUSTRY
Agriculture	Low	Utilities (Power generation)	Medium
Food and Drinks	Low	Utilities (Trans. And dist. of energy)	Medium
Financial	Low	Chemicals and plastics	Medium
Supermarkets	Low	Auto Parts/Dealers	Medium
Utilities (water and waste)	Low	Cargo transportation	Medium
Oil and mining	Low	Construction	Medium
Pharmaceutical	Low	Art.Home	Medium
IT/Communications	Low	Insurance	Medium
Cleaning	Low	Paper, cardboard, wood, glass	Medium
Oil Industry	Low	Dairy industry	Medium
Wine industry	Low	Private construction	Medium
Citrus Industry	Low	Iron and steel industry	Medium
Automotive terminals	Low	Machinery and equipment	Medium
SGR	Low	Professionals	Medium
Others	Low	Home Appliances (Product.)	Medium
Sugar Industry	Medium	Appliances (Commercial)	Medium
Public Construction	High	Health	High
Textile	Medium	Tourism and gastronomy	Medium
Real Estate	Medium	Passenger Transport	Medium
Sports	Medium	Refrigerators	Medium
Entertaiment	Medium

In case of activities with high or very high risk, the financial assets are included in Stage 2.

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Pledge loans
Refinancing
Other
	Loss Given Default (LGD)	Personal loans
Credit card loans
Pledge loans
Overdrafts
Mortgage loans
Refinancing
Other financings

Group	Parameter	Grouping
Corporate Banking	Probability of Default (PD)(2)	MEGRAs
SMEs
Financial sector
	Loss Given Default (LGD)	With Guarantees
No Guarantees

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high-income payroll, Personal and Business, former senior citizens, and former payroll
(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Businesses Banking

●	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

●	Financial instruments delinquent more than 90 days in past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.
●	Rating C or D.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaulted for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default ( “LGD”).

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions, and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows:

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.3.3), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

●	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

●	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12-month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal models that were adapted to be compliant with IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Forward-looking information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts for these economic variables (the "baseline economic scenario") are provided by the Group's Research team and provide the best estimated view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analyzes to understand the impact that changes in these variables have historically had on default rates and LGD components.

In addition to the base economic scenario, the Group's Research team also provides two possible scenarios together with scenario weights. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic situation that justifies a more frequent review.

As  of December 31, 2024, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analyses are defined by means of a combination of statistic and know-how judgement analysis, considering the range of potential results of which each scenario is representative.

As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of December 31, 2024 are as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Parameter	Industry / Segment	Macroeconomic Indicator	Base scenario	Optimistic scenario	Pessimistic scenario
Probability of Default	Personal and Business Banking	Inflation Rate	35.6%	23.1%	46.0%
		Private Sector Wage	14.2%	12.5%	12.3%
	Corporate Banking	Private Sector Wage	14.2%	12.5%	12.3%
		EMAE	152.12	151.87	148.63

Parameter	Industry / Segment	Macroeconomic Indicator	Base scenario	Optimistic scenario	Pessimistic scenario
Loss Given Default	Personal and Business Banking	Private Sector Wage	14.2%	12.5%	12.3%
		Monetary Policy Rate	75.3%	64.1%	77.2%
		Badlar interest	30.9%	23.2%	44.0%
	Corporate Banking	Interest Rate	35.6%	23.1%	46.0%
		Private sector loans	152.12	151.87	148.63

The following are estimations assigned to each scenario as of December 31, 2024:

Base scenario	60%
Optimistic scenario	25%
Pessimistic scenario	15%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2024 that would result from reasonably potential changes in    the following parameters:

December 31, 2024
Reported ECL Allowance	53,399,530
Gross carrying amount	2,487,537,150
Loss Rate	2.15%
Coverage Ratio	169.17%

ECL amount by scenarios
Favorable scenario	52,245,830
Unfavorable scenario	53,986,823

Loss Rate by scenarios
Favorable scenario	2.10%
Unfavorable scenario	2.17%

Coverage Ratio per Scenario
Favorable scenario	165.51%
Unfavorable scenario	171.03%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	December 31, 2024			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	304,775,249	2,266,090	1,020,970	308,062,309
Unsecured corporate loans	301,597,282	5,091,105	4,715,263	311,403,650
Overdrafts	186,435,040	4,989,837	1,235,635	192,660,512
Mortgage loans	257,048,293	8,426,525	1,251,696	266,726,514
Automobile and other secured loans	180,429,857	11,827,296	5,109,431	197,366,584
Personal loans	271,573,217	20,284,186	6,553,640	298,411,043
Credit cards	828,484,309	21,965,009	3,910,017	854,359,335
Foreign Trade Loans	348,286,411	10,363,458	4,825,112	363,474,981
Other financing	311,263,266	1,100,434	26	312,363,726
Other receivables from financial transactions	4,480,270	129,265	11,446	4,620,981
Receivables from financial leases	59,171,479	3,740,121	357,236	63,268,836
Total	3,053,544,673	90,183,326	28,990,472	3,172,718,471

1.2.7 Collateral and other credit enhancements

A guarantee is an instrument by which the debtor of the Entity or a third party undertakes, in the event of default of the contracted obligation, to offer itself as support for its payment. The Entity accepts a guarantee as support against a possible default by the debtor.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit impaired as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Discounted documents	1,020,970	540,917	480,053	300,235
Single signature loans	4,715,263	2,024,041	2,691,222	2,750,649
Advances	1,235,635	939,791	295,844	153,218
Mortgages	1,251,696	344,610	907,086	1,902,913
Testators	5,109,431	3,548,135	1,561,296	7,680,211
Personal loans	6,553,640	6,241,343	312,297	-
Credit Cards	3,910,017	3,579,676	330,341	-
External trade	4,825,136	554,061	4,271,075	3,377,578
Other loans through financial intermediation	11,446	4,385	7,061	-
Loans for leasing	357,236	214,615	142,621	122,430
Total of impaired loans	28,990,470	17,991,574	10,998,896	16,287,234

1.2.8 Credit risk provision

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL because of changes in models and assumptions;
●	Impact resulting from time elapsing because of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the year due to the factors indicated below as of December 31, 2024 and 2023:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2023	12,974,444	12,215,468	16,966,902	42,156,814
Transfers:
From Stage 1 to Etapa 2	(116,983)	1,030,911	-	913,928
From Stage 1 to Etapa 3	(25,393)	-	1,048,146	1,022,753
From Stage 2 to Etapa 3	-	(65,722)	375,206	309,484
From Stage 2 to Etapa 1	361,569	(1,117,854)	-	(756,285)
From Stage 3 to Etapa 2	-	2,448,445	(2,604,598)	(156,153)
From Stage 3 to Etapa 1	2,080	-	(67,596)	(65,516)
Additions	16,309,434	-	-	16,309,434
Collections	(1,797,987)	(2,688,445)	(3,057,045)	(7,543,477)
Accruals	1,360,170	8,214,841	25,111,014	34,686,025
Withdrawn financial assets	(113,143)	(90,757)	(12,123,262)	(12,327,162)
Portfolio sale	-	-	(1,003,942)	(1,003,942)
Exchange Differences and Others	37,884	66,300	653,421	757,605
Result from exposure to changes in the purchasing power of money	(7,002,308)	(6,594,997)	(7,306,673)	(20,903,978)
Allowances for loan losses as of 12/31/2024	21,989,767	13,418,190	17,991,573	53,399,530

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2022	23,502,181	20,520,966	42,738,647	86,761,794
Transfers:
From Stage 1 to Etapa 2	(317,362)	743,016	-	425,654
From Stage 1 to Etapa 3	(10,662)	-	489,295	478,633
From Stage 2 to Etapa 3	-	(32,466)	186,007	153,541
From Stage 2 to Etapa 1	92,656	(242,619)	-	(149,963)
From Stage 3 to Etapa 2	-	10,923	(44,378)	(33,455)
From Stage 3 to Etapa 1	1,067	-	(24,154)	(23,087)
Additions	30,368,492	-	-	30,368,492
Collections	(29,314,309)	(5,583,915)	(11,330,067)	(46,228,291)
Interest accruals	122,394	651,666	5,830,917	6,604,977
Write Offs	(4,005,087)	(9,162,243)	(20,876,934)	(34,044,264)
Portfolio sale	-	-	(12,330,922)	(12,330,922)
Exchange Differences and Others	6,053,376	13,851,067	31,323,837	51,228,280
Result from exposure to changes in the purchasing power of money	(13,518,303)	(8,540,927)	(18,995,345)	(41,054,575)
Allowances for loan losses as of 12/31/2023	12,974,443	12,215,468	16,966,903	42,156,814

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2023	1,266,808,348	74,950,862	26,852,760	1,368,611,970
Transfers:
From Stage 1 to Etapa 2	(2,154,648)	2,154,648	-	-
From Stage 1 to Etapa 3	(1,084,967)	-	1,084,967	-
From Stage 2 to Etapa 3	-	(432,297)	432,297	-
From Stage 2 to Etapa 1	2,308,780	(2,308,780)	-	-
From Stage 3 to Etapa 2	-	892,779	(892,779)	-
From Stage 3 to Etapa 1	33,853	-	(33,853)	-
Additions	1,215,871,471	-	-	1,215,871,471
Collections	(299,908,617)	(13,060,763)	(4,157,696)	(317,127,076)
Interest accruals	198,191,958	41,664,994	17,357,923	257,214,875
Withdrawn financial assets	(113,143)	(90,757)	(12,123,262)	(12,327,162)
Portfolio sale	-	-	(1,088,576)	(1,088,576)
Exchange Differences and Others	28,580,405	2,323,193	1,053	30,904,651
Result from exposure to changes in the purchasing power of money	(27,148,974)	(28,931,667)	1,557,638	(54,523,003)
Assets Before Allowances as of 12/31/2024	2,381,384,466	77,162,212	28,990,472	2,487,537,150

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2022	1,625,535,366	129,441,836	64,918,447	1,819,895,649
Transfers:				-
From Stage 1 to Etapa 2	(8,523,510)	8,523,510	-	-
From Stage 1 to Etapa 3	(660,712)	-	660,712	-
From Stage 2 to Etapa 3	-	(440,335)	440,335	-
From Stage 2 to Etapa 1	5,405,651	(5,405,651)	-	-
From Stage 3 to Etapa 2	-	83,144	(83,144)	-
From Stage 3 to Etapa 1	56,514	-	(56,514)	-
Additions	984,732,707	-	-	984,732,707
Collections	(371,850,792)	(25,565,367)	(15,429,263)	(412,845,422)
Interest accruals	129,351,784	7,881,815	11,020,157	148,253,756
Withdrawn financial assets	(4,005,087)	(9,162,243)	(20,876,934)	(34,044,264)
Sale of portfolio	-	-	(12,661,115)	(12,661,115)
Exchange Differences and Others	12,234,128	52,805,493	33,215,175	98,254,796
Result from exposure to changes in the purchasing power of money	(1,105,467,701)	(83,211,340)	(34,295,096)	(1,222,974,137)
Assets Before Allowances as of 12/31/2023	1,266,808,348	74,950,862	26,852,760	1,368,611,970

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of 31 December 2024 and 2023:

	As of December 31, 2024			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	304,775,249	2,266,090	1,020,970	308,062,309
Unsecured corporate loans	301,597,282	5,091,105	4,715,263	311,403,650
Overdrafts	80,011,310	2,194,031	1,235,635	83,440,976
Mortgage loans	257,048,293	8,426,525	1,251,696	266,726,514
Automobile and other secured loans	180,429,857	11,827,296	5,109,431	197,366,584
Personal loans	271,573,217	20,284,186	6,553,640	298,411,043
Credit card loans	262,747,832	11,739,701	3,910,017	278,397,550
Foreign Trade Loans	348,286,411	10,363,458	4,825,112	363,474,981
Other financings	311,263,266	1,100,434	26	312,363,726
Other receivables from financial transactions	4,480,270	129,265	11,446	4,620,981
Receivables from financial leases	59,171,479	3,740,121	357,236	63,268,836
Subtotal	2,381,384,466	77,162,212	28,990,472	2,487,537,150
Allowances for loan losses	(21,989,767)	(13,418,190)	(17,991,573)	(53,399,530)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2024			Total
Total	2,359,394,699	63,744,022		10,998,899	2,434,137,620

	As of December 31, 2023			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	171,308,057	1,738,975	988,501	174,035,533
Unsecured corporate loans	225,442,247	3,895,909	1,147,510	230,485,666
Overdrafts	91,071,863	3,038,898	1,201,639	95,312,400
Mortgage loans	106,405,339	7,785,021	3,296,989	117,487,349
Automobile and other secured loans	27,807,677	5,005,719	563,947	33,377,343
Personal loans	93,501,420	15,859,814	3,516,917	112,878,151
Credit card loans	140,002,374	21,441,680	3,662,952	165,107,006
Foreign Trade Loans	73,455,441	8,731,879	12,250,428	94,437,748
Other financings	293,853,489	3,172,853	-	297,026,342
Other receivables from financial transactions	3,034,928	287,973	8,848	3,331,749
Receivables from financial leases	40,925,513	3,992,141	215,029	45,132,683
Subtotal	1,266,808,348	74,950,862	26,852,760	1,368,611,970
Allowances for loan losses	(12,974,443)	(12,215,468)	(16,966,903)	(42,156,814)
Total	1,253,833,905	62,735,394	9,885,857	1,326,455,156

1.2.9 Write-off policy

The Group derecognizes financial assets. in whole or in part. when it has exhausted all recovery efforts and has concluded that there are no reasonable expectations of recovery. Indicators that there is no reasonable expectation of recovery include (i) the cessation of foreclosure activity and (ii) when the Bank's recovery method is given by the foreclosure of the guarantee and the value of the guarantee is such that there is no reasonable expectation of full recovery.

The Group may derecognize financial assets that are still subject to execution activities. The contractual amounts pending collection of said derecognized assets during the year ended December 31, 2024 and 2023 amount to 14,082,050 and 19,795,047. respectively. The Group seeks to recover the amounts legally owed in full. but which have been partially written off the balance sheet because there is no reasonable expectation of full recovery.

	12.31.2024	12.31.2023
Balance at the beginning of the year	19,795,047	53,340,375
Additions	12,327,162	34,044,264
Disposals
Cash collection	(3,556,231)	(9,034,998)
Portfolio sales	(466,457)	(1,808,888)
Condonation	(1,418,721)	(2,682,974)
Exchange differences and other movements	(12,598,750)	(54,062,732)
Gross carrying amount	14,082,050	19,795,047

1.3. Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure. or rights. to variable returns from its involvement with the subsidiary. and (iii) can use its power over the subsidiary to affect the amount of the investor´s returns. The existence and the effect of the substantive rights. including substantive rights of potential vote. are considered when evaluating whether the Group has power over the other entity. For a right to be substantive. the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity. even when it has fewer voting powers than those required for the majority.

Accordingly. the protecting rights of other investors. as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.BA., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.AB.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.AB.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.AB.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.AB.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.AB.A., Argentina	Financial Broker	-	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.AB.A., Argentina	Representations	-	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.AB.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)  Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/12/24 and 31/12/23.

(2)  On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3)  On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. It is pending registration with IGJ.

1.4.	Transactions with non-controlling interest

Transactions with non-controlling interest are shareholder transactions. In the case of non-controlling acquisitions, the difference between any remuneration paid and the corresponding share in the carrying amount of the net assets acquired from the subsidiary is recognized in equity. Gains and losses on sales of interests, if control is maintained, are also recognized in equity.

1.5.	Associates

Associates are entities over which the Group has considerable influence (directly or indirectly). but not control. generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses. if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes after the acquisition in the Group's participation

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However. when the Group's share of losses in an associate equal or exceeds its interest in the associate. the Group will cease to recognize its share of additional losses. unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.6.	Segment information

An operating segment is a component of an entity that (a) carries out business activities from which it may earn income and incur expenses (including revenues and expenses related to transactions with other components of the same entity), (b) whose operating results are regularly reviewed by management to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which confidential financial information is available.

Segment information is presented in a manner consistent with internal reports provided to:

(i)	Key management personnel, who are the highest authority in operational decision-making and responsible for allocating resources and assessing the performance of operating segments; and
(ii)	The Board of Directors, which makes the strategic decisions for the Group.

1.7.	Foreign currency conversion

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency. that is. in the currency of the main economic setting where it operates. Consolidated financial statements are expressed in Argentine pesos. which is the functional currency and the reporting currency of the Group.

Translation of foreign operations

The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into Grupo Supervielle's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position.
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting year.

All the differences resulting from the translation were recognized in the "Foreign currency translation adjustment" line of the Consolidated Statement of Other Comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated translation differences must be recognized in the Consolidated Income Statement as part of the gain or loss from the sale or disposal."

(b)	Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates published by the Argentine Central Bank at the dates of the transactions. Gains and losses in foreign currency resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency at year end exchange rates, are recognized in the income statement, under "Exchange rate differences on gold and foreign currency".

As of December 31, 2024 and 2023, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the exchange rates derived from repo transactions reported by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.8.	Cash and due from banks

Cash and due from Banks includes available cash and unrestricted deposits held in Banks, which are short-term liquid instruments and have original maturities of less than three months.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

1.9.	Financial instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition. the Group measures a financial asset or liability at its fair value plus or minus. in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. such as fees and commissions.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition. the Group recognizes the difference as follows:

-	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.
-	In all other cases. the difference is deferred. and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds, and accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss. based on:

a)	the Group’s business model for managing financial assets, and;
b)	the cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a set of financial assets to achieve a specific business objective. It represents the way in which the Group maintains the instruments for the generation of funds.

The business models that the group can follow are the following:

-	Hold the instruments until maturity;
-	Keep the instruments in portfolio for the collection of the flow of funds and, in turn, sell them if convenient; or
-	Maintain the instruments for their negotiation.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The business model of the Group does not depend on the management’s intentions for an individual instrument. Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel are compensated (for instance. if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when. and only when, an entity changes its business model for managing financial assets.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned. there are three distinct categories of Financial Assets:

i)Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	The financial asset is held within a business model whose objective is to hold the assets financial to obtain contractual cash flows and,

(b)	contractual terms of the financial asset give rise to cash flows at specified dates that are only principal payments and interest on the amount of outstanding principal.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective rate method), net of any impairment loss. The effective interest method uses the rate that allows discounting the future cash flows that are estimated to be received or paid in the life of the instrument or a shorter period, if appropriate. equaling the net book value. When applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and

(b)	the contractual terms of the financial asset give rise to cash flows at specified dates that are only principal payments and interest on the amount of outstanding principal.

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

The fair value of these instruments was calculated using the quotes in force at the end of each fiscal year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties. whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the section “critical accounting policies and estimates.”

In addition. financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition. to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss. including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.
2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all the risks and rewards. These transactions result in derecognition if the Group:
a.Has no obligation to make payments unless it collects amounts from the assets;
b.Is prohibited from selling or pledging the financial assets;
c.Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitutes a derecognition event.

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method. except for:

-	Financial liabilities at fair value through profit or loss.
-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
-	Financial guarantee contracts and loan commitments.
-	Commitments to grant loans at rates below the market rate

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or
-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires (See note 1.22)

1.10.	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group does not apply hedge accounting.

1.11.	Repo Transactions

Sale and repurchase agreements ("pass transactions"), which effectively provide the lender's return to the counterparty. are treated as collateralized financing transactions. Securities sold under such sale and repurchased agreements are not derecognized. Securities are not reclassified in the statement of financial position unless the transferee has the contractual or customary right to sell or replace the securities, in which case they are reclassified as repurchase accounts receivable. The corresponding liability is presented under Financing received from the B.C.R.A. and other Financial Institutions.

Securities purchased under resale agreements ("active repo operations"), which effectively provide the lender's return to the Group, are recorded as debts under the item Financing received from the B.C.R.A. and other Financial Institutions.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted for interest and dividends received by the counterparty or by the Group make up the transaction premium, which is treated as interest income or expense and are accrued over the life of the repo agreements using the effective interest method.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.12.	Leases

Group as lessor

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition. the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In turn, the Group applies IAS 36 for the application of identified losses

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

The Group uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses are recognized in income for the year.

See accounting policy related to those leases in which the Group acts as lessee in note 12 to these consolidated financial statements.

1.13.	Property, plant, and equipment

a)	Basis of measurement used

Property, plant, and equipment is measured at historical cost less depreciation, except for land and buildings, where Grupo Supervielle adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which Grupo Supervielle adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

Management updates the valuation of the fair value of land, buildings, facilities, and machinery (classified as property, plant, and equipment), considering independent valuations. Management determines the value of property, plant, and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, to ensure that the book value, always, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Grupo Supervielle, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

b)	Depreciation methods used

Depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases, in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant, and equipment:

Property, plant, and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
land	not amortized
Work in progress	not amortized

The residual values of property, plant and equipment, the useful lives and the depreciation methods are reviewed and adjusted, if necessary, at the closing date of each fiscal year or when there are indications of impairment.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable amount when the carrying amount is greater than the estimated recoverable amount.

c)	Result from sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective asset. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

d)	Buildings- Revaluation and historical cost

The following table reveals the following information related to the class of assets that have been accounted for at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under a cost model:

Class 12/31/2024	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Serinco	12/31/2024	63,470,673	(4,991,821)	58,478,852	34,335,853
	CM Ingeniería en Valuaciones
	Reporte Inmobiliario
	Menendez CJ

Class 12/21/2023	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Serinco	12/31/2023	67,147,340	(2,381,041)	64,766,299	34,335,853

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The revaluation of land and buildings owned by the entity results in a deficit of $4,991,821 and $2,381,041 as of December 31, 2024 and 2023; respectively, which added to its historical cost and net of depreciation of the revaluations results in a total of $58,478,852 and $64,766,299 for this asset class as at December 31, 2024 and 2023, respectively.

In 2024, the amount of $ (4,831,060) is allocated to Other Comprehensive Results (OCI), $ 60,778 to Other Operating Income and $ (221,540) to Depreciation and impairment of Non-financial Assets.

Investment properties

a)	Measurement bases used

Investment properties are composed of buildings held for obtaining a rent or for capital appreciation or both but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert. The sales prices of comparable properties are adjusted considering the specific aspects of each property, with the most relevant premise being the price per square meter (Level 3).

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Below are the figures included in the results of the year for Investment Properties:

	12/31/2024	12/31/2023
Income derived from rents (rents charged)	263,394	194,000
Direct operating expenses of properties that generated income derived from rents	(71,950)	(34,148)
Fair value remeasurement	(10,188,877)	(15,270,190)

The net income generated by investment properties as of December 31, 2024 and 2023 amounts to a loss of $9,997,433 and a loss of $15,110,338 respectively, and is recognized under "Other operating income", "Administration expenses" and “Other operating expenses" in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.14.	Intangible Assets

(a)	Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)	the cost of an acquisition, which is measured as the sum of the consideration transferred, valued at fair value at the acquisition date plus the amount of non-controlling interest; and
(ii)	the fair value of the identifiable assets acquired, and the liabilities assumed of the acquiree.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates annually, or when there are signs of impairment, the recoverability of goodwill based on discounted future cash flows plus other information available at the date of preparation of the consolidated financial statements. Impairment losses, once recorded, are not reversed. Gains and losses on the sale of an entity include the balance of goodwill related to the entity sold.

Goodwill is assigned to cash-generating units for the purpose of performing recoverability tests. The allocation is made among those cash-generating units (or groups of units), identified according to the operating segment criteria, which benefit from the business combination from which the goodwill arose.

(b)	Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition, and implementation costs that are directly attributable to the design and testing of the identifiable and unique software that the Group controls are recognized as assets.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition, or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

(c)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the greater of the recoverable value of the asset or its value in use. For purposes of the impairment test, assets are grouped at the lowest level at which they generate identifiable cash flows (cash-generating units). Impairments of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

Goodwill impairment

Goodwill is assigned to the Group's cash generating units based on the operating segments.

	12/31/2024	12/31/2023
Supervielle Seguros S.A.	193,126	193,126
Banco Regional de Cuyo S.A.	1,012,562	1,012,562
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	36,807,726	36,807,726
Micro Lending S.A.U.	20,270,772	20,270,772
Supervielle Agente de Negociación S.A.U.	102,225	102,225
Others	468,878	468,878
Total	58,855,289	58,855,289

The recoverable amount of a cash generating unit is determined based on use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined based on past results, other external sources of information and their expectations of market development.

The discount rates used were 14.1% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country, and the size of the business.

The main macroeconomic premises used, the amount of MILA financing and IOL operating income are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2023	2024	2025	2026	2027	2028
Inflation (end of year)	117.8%	35.6%	25.9%	15.2%	8.3%	5.7%
Inflation (average)	236.8%	50.0%	27.6%	20.0%	11.3%	7.1%
Cost of funding (average)	39.9%	35.3%	25.9%	19.6%	14.5%	10.9%
Loan’s interest rate (average)	57.0%	49.3%	37.9%	29.6%	23.5%	18.9%
Amount of Micro Lending' financing	23,630	23,500	23,508	23,508	23,508	23,508

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

InvertirOnline' Operating income	31,535	53,704	76,268	95,919	114,843	132,382

Business keys have been tested at the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of cash-generating units to which key values were allocated was based on a 1% increase in the weighted average cost of capital. The Panel concluded that it would not be necessary to recognize any impairment loss on key securities in the segment under these conditions.

1.15.  Depreciation of non-financial assets

Assets with an indefinite useful life are not subject to depreciation and are tested annually for depreciation. Unlike the previous assumption, assets that are depreciable are subject to depreciation tests when events or circumstances occur which indicate that their book value may not be recovered or, at least, on an annual basis.

Depreciation losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of the assets is the greater of the net amount that would be obtained from their sale or their value in use. For the purposes of the depreciation test, assets are grouped at the lowest level where they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than the key asset on which a depreciation has been recorded is reviewed at each reporting date for possible reversals of depreciations.

1.16.  Trust assets

Assets held by the Group in its fiduciary role are not reported in the consolidated statement of financial position unless it is considered that the Group has control over the trust. Commissions received from fiduciary activities are shown as commission income.

1.17.  Compensation

Financial assets and liabilities are offset by reporting the net amount in the consolidated statement of financial position only when there is a legally enforceable right to set off amounts recognized, and there is an intention to settle on net terms or realize the asset and settle the liability simultaneously.

1.18. Financing received from the Argentine Central Bank and other Financial Institutions

Amounts owed to other financial institutions are recorded at the time the capital is advanced to the Group by the bank. The non-derivative financial liability is measured at amortized cost. If the Group recovers its own debt, it is removed from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or outflow.

1.19. Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) because of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities because of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

The Group recognizes the following provisions:

For labor, civil, and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events, but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

International Financial Reporting Standards provide that a contingent liability consists of (i) a potential obligation arising from past events, the existence of which is to be confirmed by the occurrence of one or more future events of an uncertain nature, which are not under the control of the Entity or (ii) a present obligation that is not likely or cannot be measured or estimated with sufficient reliability. Provisions are recognized as a liability when they represent present obligations arising on the basis of past events and an outflow of economic resources is likely to be generated in order to meet their payment.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 15.

1.20. Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.21. Employee benefits

Provisions related to early retirement plans are established. The liability related to these plans and benefits is not expected to be settled in the next 12 months. Therefore, they are measured at the present value of the future flows of funds that are expected to be realized with respect to the services provided by employees until the end of the year using the unit of credit method. The level of salaries, experience, and separations, as well as years of service, are considered. Expected future payments are discounted using the market rate at the end of the year corresponding to sovereign bonds with terms and currency that match the expected flows. Remeasurements because of experience and changes in actuarial premises are recognized in results.

Provisions for short-term benefits are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects current market conditions on the value of money and the specific risks for said obligation. obligation. The increase in the provision for the passage of time is recognized in the net financial results caption of the consolidated statement of comprehensive income.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting year are discounted to present value.

Non-financial accounts payable are accrued when the counterparty has complied with its obligations under the contract and are valued at amortized cost.

1.22. Debt Securities

Subordinated and unsubordinated Debt Securities issued by the Group are measured at amortized cost. Where the group buys back its own debt securities, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

For more information on the Group’s debt issues see Note 18.5 Bond Issue Negotiable.

1.23. Assets and liabilities derived from insurance contracts

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle applies IFRS 17 "Insurance contracts" to recognize and measure assets and liabilities arising from insurance contracts.

Main accounting policies applied - Insurance contracts

Insurance contracts

Insurance contracts are contracts under which the Group accepts a significant insurance risk from a policy holder by agreeing to compensate the policy holder if a specific uncertain future event adversely affects the policy holder. In making this assessment, all rights, and obligations of a material nature, including those arising from laws or regulations, are treated as contract by contract. The Group uses its judgement to assess whether a contract transfers insurance risk (i.e., if there is a commercial-substance scenario in which the Group has the possibility of suffering a loss based on present value) and whether the accepted insurance risk is significant.

Separation of components

Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow the accounting for financial instruments in accordance with IFRS 9. The Group has assessed whether it accepts in its contracts a significant insurance risk from another party, agreeing to compensate the policy holder if an uncertain future event occurs that adversely affects the policy holder. This assessment has concluded that all insurance contracts that were within the scope of IFRS 4 meet the definition of an insurance contract and therefore the introduction of IFRS 17 does not entail any reclassification.

Level of aggregation

The Group aggregates insurance contracts considering whether they are subject to similar risks and are managed jointly, whether they are onerous or non-onerous contracts, and their year of issue, grouping by this last criterion contracts issued in the calendar year, between January 1st and December 31st of each year.

Measurement model

IFRS 17 includes three measurement models, which reflect a different degree of participation by policy holders in the investment performance or the overall performance of the insurer: the general measurement model (GMM, also known as block approach construction), variable rate approach (VFA) and premium allocation approach (PAA).

In the measurement of insurance contracts, the Group has decided to apply the Simplified Model (Premium Allocation Approach) because for the remaining liability coverage of contracts that have a coverage period of one year or less, or for contracts with a duration of more than one year, no material valuation different from the General Model is expected.

Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition unless the facts and circumstances indicate otherwise. If the facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. For non-onerous contracts, the Group assesses the likelihood of changes in applicable facts and circumstances in later periods to determine whether the contracts have a significant chance of becoming onerous.

Remaining coverage liability - simplified model

Under the simplified model, the residual liability of coverage is formed by premiums received (collected), less cash flows from insurance purchases paid, plus or minus the imputation to profit or loss of expected premiums or acquisition flows, respectively. The recognition of gains or losses is carried out in a linear manner over the entire contract coverage period if the accrual of income is also linear. By default, the Group has chosen to defer acquisition costs, although it is also possible to recognize such costs when incurred.

The Group does not adjust the remaining coverage liability of insurance contracts issued for the effect of the time value of money, because insurance premiums are due within the coverage period of the contracts, which is one year or less.

Liability for incurred claims - simplified model

Groups of contracts measured under the simplified model have a liability for claims incurred calculated similarly to the general model. Under this method, future cash flows are adjusted for the value of money over time. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows and reflects the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

compensation that the Group requires for the lasting uncertainty about the amount and timing of the extent to which the Group complies with its insurance contracts.

Discount rate

In determining discount rates for various products, the Group uses a top-down approach. In applying this approach, the Group uses the yield curve created by the market rates of return implicit in the fair value of a reference asset portfolio and adjusts it to exclude the effects of risks on assets, but not in insurance cash flows, except for liquidity differences, which do not need to be eliminated.

Cash flows were discounted at a target rate of 4 % on investments in local instruments at constant values, with maturities and currency coinciding with expected flows.

Risk adjustment for non-financial risk

The risk adjustment for non-financial risk represents the required compensation for enduring uncertainty about the amount and timing of associated cash flows. To estimate the adjustment for non-financial risk, the Group has used its own methodologies based on calculations of the Value in Risk (VaR) of commitments associated with the Life and Non-Life businesses, using a confidence level of 75%.

Reinsurance

Generally, the Group values reinsurance hedges under the Simplified Model, measuring the asset for residual coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration greater than one year, but that a significantly different valuation to the General Model is not expected. This method also includes the claim asset.

Profit from insurance activities

Insurance income reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other services under the insurance contract. Insurance service expenses include claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.

The Group applies the accounting policy set out in IFRS 17.86 and presents the financial performance of groups of reinsurance contracts held on a net basis on the net income (expense) of reinsurance contracts held.

Generally, for the presentation of financial income or expenses arising from insurance contracts that arise as a result of the effect of the time value of money and the effect of financial risk, the Group does not disaggregate changes in the adjustment for non-financial risk between insurance service income and insurance finance income or expenses.

The Group includes in its profit and loss all financial income or insurance expenses for the year.

1.24. Capital and capital adjustments

The accounts included in this item are expressed in currency that has not contemplated the variation of the price index since February 2003, except for the "Capital Stock" item, which has been maintained at its nominal value.

Common shares are classified in equity and are recorded at face value.

As indicated in note 25 to the consolidated financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

1.25. Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 18.6.

Given the repurchase of treasury shares carried out by the Company, described in note 25, the Group has a restriction on the distribution of results and/or reversal of free reserves of 21,167,430 (figure expressed in thousands of $) equivalent to the cost of acquisition of own shares.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which the Group’s Shareholders approve dividends.

1.26. Revenue Recognition

Financial income and expense are recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Statement of Income at the time the service is provided, as long as the Group does not withhold part of it, or this is kept in the same conditions as the rest of the participants. The commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services provided.

The income from the Group's services is recognized in the income statement in accordance with the fulfillment of performance obligations, thus deferring those income related to customer loyalty programs, which are provisioned based on the fair value of the point and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Below is a summary of the main commissions earned by the Group:

Commission	Frequency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.12.

1.27. Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated based on the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized, or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed; and
(ii)	such temporary differences are not likely to be reversed in the near future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.28. Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2024, recording devaluation in some of them, while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified. indications of impairment for any of the periods presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Actual results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations. See note 4 to the financial consolidated statements.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Superville’s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000
-	Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 10,000,000 up to 14,000,000
-	Big Companies that record annual sales of over 14,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment oversees the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses, and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of December 31, 2024 and 2023, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Interest income	475,918,264	260,630,055	942,508,695	647,336	4,821,458	4,710,422	1,689,236,230
Interest expenses	(198,649,987)	(67,576,917)	(621,303,506)	(534,062)	(108,084)	158,945	(888,013,611)
Distribution of results by Treasury	36,380,668	(107,527,514)	71,146,846	-	-	-	-
Net interest income	313,648,945	85,525,624	392,352,035	113,274	4,713,374	4,869,367	801,222,619
Services Fee Income	113,570,497	15,424,966	862,465	-	69,471,072	(3,625,316)	195,703,684
Services Fee Expenses	(36,709,553)	(2,055,373)	(949,426)	-	(2,868,005)	1,874	(42,580,483)
Income from insurance activities	-	-	-	21,323,931	-	3,670,807	24,994,738
Net Service Fee Income	76,860,944	13,369,593	(86,961)	21,437,205	66,603,067	47,365	178,117,939
Subtotal	390,509,889	98,895,217	392,265,074	21,971,267	71,316,441	4,916,732	979,340,558
Net income from financial instruments at fair value through profit or loss	551,426	1,633,044	109,713,066	12,503,885	15,997,132	665,744	141,064,297
Income from withdrawal of assets rated at amortized cost	35,719	-	80,169,940	-	-	1,857,943	82,063,602
Exchange rate difference on gold and foreign currency	2,946,257	1,167,268	3,770,985	(6,925)	1,032,061	362,471	9,272,117
NIFFI And Exchange Rate Differences	3,533,402	2,800,312	193,653,991	12,496,960	17,029,193	2,886,158	232,400,016
Result from exposure to changes in the purchasing power of the currency	(47,211,867)	(11,888,873)	(195,699,828)	(18,430,185)	(24,167,604)	(10,141,512)	(307,539,869)
Other operating income	17,179,439	10,474,816	6,311,061	69,991	7,146,401	(2,149,196)	39,032,512
Loan loss provisions	(50,055,107)	(2,320,715)	(555,662)	-	-	9,667	(52,921,817)
Net operating income	313,955,756	97,960,757	395,974,636	15,573,971	71,324,431	(4,478,151)	890,311,400
Personnel expenses	(217,417,158)	(38,426,170)	(17,390,749)	(3,677,501)	(15,725,378)	(687,997)	(293,324,953)
Administration expenses	(138,372,495)	(15,171,850)	(8,074,490)	(627,383)	(13,559,530)	1,478,630	(174,327,118)
Depreciations and impairment of non-financial assets	(40,650,667)	(7,124,992)	(2,738,477)	(555,796)	(344,047)	(1,170,143)	(52,584,122)
Other operating expenses	(77,153,144)	(26,002,801)	(85,467,266)	(182,874)	(4,718,508)	(948,973)	(194,473,566)
Operating income	(159,637,708)	11,234,944	282,303,654	10,530,417	36,976,968	(5,806,634)	175,601,641
Result from associates and joint ventures	-	-	-	-	18,514,365	(18,514,365)	-
Result before taxes	(159,637,708)	11,234,944	282,303,654	10,530,417	55,491,333	(24,320,999)	175,601,641
Income tax	57,916,415	(1,327,252)	(90,774,337)	(3,925,888)	(11,836,762)	(375,349)	(50,323,173)
Net (loss) / income	(101,721,293)	9,907,692	191,529,317	6,604,529	43,654,571	(24,696,348)	125,278,468
Net (loss) / income for the year attributable to owners of the parent company	(101,721,293)	9,907,692	191,529,317	6,604,529	43,654,571	(24,793,087)	125,181,729
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	96,739	96,739
Other comprehensive (loss) / income	(602,880)	(175,743)	(13,114,738)	-	1,001,625	1,749,303	(11,142,433)
Other comprehensive (loss) / income attributable to owners of the parent company	(602,880)	(175,743)	(13,114,738)	-	1,001,625	1,763,551	(11,128,185)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(14,248)	(14,248)
Comprehensive (loss) / income for the year	(102,324,173)	9,731,949	178,414,579	6,604,529	44,656,196	(22,947,045)	114,136,035
Comprehensive (loss) / income attributable to owners of the parent company	(102,324,173)	9,731,949	178,414,579	6,604,529	44,656,196	(23,029,536)	114,053,544
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	82,491	82,491

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Cash and due from banks	149,266,765	4,590,167	488,900,980	7,115	10,940,459	(729,617)	652,975,869
Debt securities at fair value through profit or loss	-	8,955,937	151,313,828	9,754,773	93,307,664	-	263,332,202

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Loans and other financing	1,278,644,675	800,103,188	89,016,043	84,399	2,475,381	(160,101)	2,170,163,585
Other debt securities	3,948,288	-	815,028,139	7,867,790	11,333,634	5,619,122	843,796,973
Other Assets	101,890,618	16,257,194	420,812,335	11,274,659	87,180,384	(36,944,746)	600,470,444
Total Assets	1,533,750,346	829,906,486	1,965,071,325	28,988,736	205,237,522	(32,215,342)	4,530,739,073

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Deposits	1,403,646,717	699,198,392	1,070,885,204	-	-	(269,070)	3,173,461,243
Financing received from the Argentine Central Bank and others financial institutions	94,764	1,391	38,704,978	-	-	496,735	39,297,868
Other debt securities	271,465	68,025	50,818,376	-	-	-	51,157,866
Other liabilities	157,100,734	34,878,233	89,872,470	8,858,463	80,094,026	72,322,967	443,126,893
Total Liabilities	1,561,113,680	734,146,041	1,250,281,028	8,858,463	80,094,026	72,550,632	3,707,043,870

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Interest income	555,450,617	352,006,794	1,694,386,493	404,376	7,544,480	13,492,214	2,623,284,974
Interest expenses	(637,379,894)	(216,811,576)	(941,850,776)	-	(1,047,811)	3,103,478	(1,793,986,579)
Distribution of results by Treasury	443,696,871	19,951,048	(463,647,919)	-	-	-	-
Net interest income	361,767,594	155,146,266	288,887,798	404,376	6,496,669	16,595,692	829,298,395
Services Fee Income	131,411,425	16,244,611	1,241,632	-	57,592,269	(3,697,010)	202,792,927
Services Fee Expenses	(46,423,268)	(2,925,121)	(1,240,691)	-	(2,057,622)	(386)	(52,647,088)
Income from insurance activities	-	-	-	28,624,683	-	2,801,853	31,426,536
Net Service Fee Income	84,988,157	13,319,490	941	28,624,683	55,534,647	(895,543)	181,572,375
Subtotal	446,755,751	168,465,756	288,888,739	29,029,059	62,031,316	15,700,149	1,010,870,770
Net income from financial instruments at fair value through profit or loss	2,016,790	(29,370)	142,942,218	24,057,413	12,631,819	5,581,023	187,199,893
Income from withdrawal of assets rated at amortized cost	317,600	-	41,259,117	-	-	2,196,671	43,773,388
Exchange rate difference on gold and foreign currency	(12,671,406)	(16,266,412)	27,165,727	2,287	7,879,526	6,522,546	12,632,268
NIFFI And Exchange Rate Differences	(10,337,016)	(16,295,782)	211,367,062	24,059,700	20,511,345	14,300,240	243,605,549
Result from exposure to changes in the purchasing power of the currency	57,035,038	(14,664,052)	(213,754,697)	(25,369,977)	(17,511,514)	(28,355,786)	(242,620,988)
Other operating income	25,278,675	12,637,170	9,546,808	95,988	6,701,001	(2,653,038)	51,606,604
Loan loss provisions	(57,222,872)	(11,271,914)	(352,897)	-	-	(11,976)	(68,859,659)
Net operating income	461,509,576	138,871,178	295,695,015	27,814,770	71,732,148	(1,020,411)	994,602,276
Personnel expenses	(255,763,091)	(45,327,162)	(22,080,028)	(8,169,692)	(17,596,087)	(346,895)	(349,282,955)
Administration expenses	(150,587,359)	(10,391,946)	(8,378,482)	(6,841,469)	(11,332,108)	3,654,601	(183,876,763)
Depreciations and impairment of non-financial assets	(56,955,212)	(7,692,997)	(3,404,861)	(595,993)	(632,486)	(876,613)	(70,158,162)
Other operating expenses	(95,297,780)	(40,221,896)	(61,917,233)	(6,189)	(5,050,938)	(61,142)	(202,555,178)
Operating income	(97,093,866)	35,237,177	199,914,411	12,201,427	37,120,529	1,349,540	188,729,218
Result from associates and joint ventures	-	-	-	-	105,996	(105,996)	-
Result before taxes	(97,093,866)	35,237,177	199,914,411	12,201,427	37,226,525	1,243,544	188,729,218
Income tax	30,430,836	(12,798,541)	(73,290,250)	(4,357,646)	(14,196,814)	(2,546,078)	(76,758,493)
Net (loss) / income	(66,663,030)	22,438,636	126,624,161	7,843,781	23,029,711	(1,302,534)	111,970,725
Net (loss) / income for the year attributable to owners of the parent company	(66,663,030)	22,438,636	126,624,161	7,843,781	23,029,711	(1,392,124)	111,881,135
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	89,590	89,590
Other comprehensive (loss) / income	(556,780)	(219,397)	9,715,574	(1,415,775)	964,381	(1,577,551)	6,910,452
Other comprehensive (loss) / income attributable to owners of the parent company	(556,780)	(219,397)	9,715,574	(1,415,775)	964,381	(1,586,754)	6,901,249
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	9,203	9,203
Comprehensive (loss) / income for the year	(67,219,810)	22,219,239	136,339,735	6,428,006	23,994,092	(2,880,085)	118,881,177
Comprehensive (loss) / income attributable to owners of the parent company	(67,219,810)	22,219,239	136,339,735	6,428,006	23,994,092	(2,978,878)	118,782,384
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	98,793	98,793

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Cash and due from banks	241,205,588	6,593,347	239,697,756	9,261	8,220,444	3,166,311	498,892,707
Debt securities at fair value through profit or loss	122,019	1,838,491	42,600,193	11,614,767	13,365,436	3,480,604	73,021,510
Loans and other financing	564,805,642	428,224,097	56,705,884	35,319	1,327,363	(892,790)	1,050,205,515
Other debt securities	2,629,552	-	554,497,764	1,645,814	35	20,842,259	579,615,424
Other Assets	146,386,782	53,544,577	1,997,104,733	17,884,935	75,324,628	(7,568,647)	2,282,677,008
Total Assets	955,149,583	490,200,512	2,890,606,330	31,190,096	98,237,906	19,027,737	4,484,412,164

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Deposits	1,263,272,390	468,572,816	1,641,636,172	-		-479,456	3,373,001,922
Financing received from the Argentine Central Bank and others financial institutions	101,354	-	5,760,776	-	331,676	-331,677	5,862,129
Other liabilities	129,607,114	38,578,246	62,860,348	8,586,999	17,523,313	101,361,601	358,517,621
Total Liabilities	1,392,980,858	507,151,062	1,710,257,296	8,586,999	17,854,989	100,550,468	3,737,381,672

4.	INCOME TAX

Tax inflation adjustment

- Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3-year inflation rate determined using the consumer price index is greater than 100%.

- The positive or negative inflation adjustment that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1st, 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. Subsequently, and for the years beginning on or after January 1st , 2021, the allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal year the Group has computed the entire inflation adjustment calculated for this year.

- Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal year 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1st, 2021, inclusive.

The new Tax rates are:

• Up to $34,703,523 of accumulated net taxable profit: 25% tax;

• More than $34,703,523 and up to $347,035,231 of accumulated net taxable profit: will pay a fixed amount of $8,675,881 plus a 30% tax on the surplus of $34,703,523.

• More than $347,035,231 of accumulated net taxable profit: will pay a fixed amount of $102,375,393 plus a 35% tax on the surplus of $347,035,231.

Tax on dividends: it is established that the dividends or profits distributed to human persons, undivided successions, or beneficiaries from abroad will be taxed at a rate of 7%.

The evolution of income tax concepts for the years ended December 31, 2024 and 2023 is detailed in the following table:

	12/31/2024	12/31/2023
Current income tax	21,103,192	100,791,779
Income tax - deferred method	22,314,447	(20,461,364)
Subtotal	43,417,639	80,330,415
Subtotal – Income tax imputed to Other comprehensive income	(6,905,534)	3,571,922
Total Income Tax Charge	50,323,173	76,758,493

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The following is a reconciliation between the income tax charged to income as of December 31, 2024 and 2023, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2024	12/31/2023
Income before taxes	175,601,641	188,729,218
Tax rate	30%	35%
Income for the year at tax rate	52,268,685	65,799,065
Permanent differences at tax rate:
- Contribution SGR (Mutual Guarantee Societies)	(2,945,705)	(91,461)
- Tax inflation adjustment	4,171,210	8,243,105
- Others	(3,397,262)	(722.746)
- Non-deductible results	226,245	3,530,530
Income tax	50,323,173	76,758,493

Deferred tax assets / (liabilities) are summarized as follows:

Items	Balance at 12/31/2023	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2024
Shelters	1,023,114	(417,799)	-	605,315
Organizational and development costs	(10,182,521)	(5,909,504)	-	(16,092,025)
Intangible assets	(16,929,574)	16,898,603	-	(30,971)
Investments	19,407,284	(37,908,905)	5,214,665	(13.286.956)
Other	(69,669)	542,231	-	472,562
Retirement plans	-	35,301	-	35,301
Forecast of possible commitments	555,794	(447,327)	-	108,467
Forecast uncollectible debtors	10,279,493	2,686,945	-	12,966,438
Property, plant, and equipment	(10,384,884)	980,664	1,690,869	(7,713,351)
Shareholding	(25,803)	23,739	-	(2,064)
Valuation foreign currency	(688,841)	690,204	-	1,363
Sale and replacement	618,843	(618,843)	-	-
Forecasts passive	9,880,626	5,845,806	-	15,726,432
Costs of origination loans	18,704	(18,704)	-	-
Right to use leased property	2,112,405	37,076	-	2,149,481
Staff bonus	1,558,168	(420,100)	-	1,138,068
Adjustment for inflation	11,279,613	(11,219,368)	-	60,245
Subtotal	18,452,752	(29,219,981)	6,905,534	(3,861,695)
Broken	4,616,343	(2,206,578)	-	2,409,765
Total	23,069,095	(31,426,559)	6,905,534	(1,451,930)

Based on the Group’s analysis, the assets listed above are considered eligible for recognition as recoverable.

The estimated reversal time for deferred assets and liabilities is as follows:

12/31/2024
Deferred taxes to be recovered in more than 12 months	1,378,785
Deferred taxes to be recovered in 12 months	336,960
Subtotal – Deferred tax assets	1,715,745
Deferred taxes to be paid in more than 12 months	(9,740,641)
Deferred taxes to be paid in 12 months	6,572,966
Subtotal – Deferred tax liabilities	(3,167,675)
Total Net Assets by deferred Tax	(1,451,930)

5.FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2024 and 2023:

Financial Instruments as of 12/31/2024	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	652,975,869	-	652,975,869

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2024	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
- Debt securities at fair value through profit or loss	263,332,202	-	-	263,332,202
- Derivatives	4,627,810	-	-	4,627,810
- Other financial assets	17,159,775	12,808,100	-	29,967,875
- Loans and other financing	-	2,170,163,585	-	2,170,163,585
- Other debt securities	208,149,259	635,647,714	-	843,796,973
- Financial assets pledged as collateral	181,321,904	1,860	-	181,323,764
- Investments in Equity Instruments	52,358	-	658,372	710,730
Total Assets	674,643,308	3,471,597,128	658,372	4,146,898,808
Liabilities
- Deposits	-	3,173,461,243	-	3,173,461,243
- Derivates	1,734,047	-	-	1,734,047
- Repo transactions	-	33,962,592	-	33,962,592
- Other financial liabilities	158,738,464	7,446,692	-	166,185,156
- Financing received from the Argentine Central Bank and other financial institutions	-	39,297,868	-	39,297,868
-Subordinated debt securities	-	51,157,866	-	51,157,866
Total Liabilities	160,472,511	3,305,326,261	-	3,465,798,772

Financial Instruments as of 12/31/2023	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	498,892,707	-	498,892,707
- Debt securities at fair value through profit or loss	73,021,510	-	-	73,021,510
- Derivatives	8,264,332	-	-	8,264,332
- Repo transactions	-	1,645,657,441	-	1,645,657,441
- Other financial assets	46,070,308	55,389,250	-	101,459,558
- Loans and other financing	-	1,050,205,515	-	1,050,205,515
- Other debt securities	89,197,987	490,417,437	-	579,615,424
- Financial assets pledged as collateral	100,986,155	18,290	-	101,004,445
- Investments in Equity Instruments	106,909	-	690,073	796,982
Total Assets	317,647,201	3,740,580,640	690,073	4,058,917,914
Liabilities
- Deposits	-	3,373,001,922	-	3,373,001,922
- Liabilities at fair value through profit or loss	1,323,792	-	-	1,323,792
- Other financial liabilities	-	2,047,701	-	2,047,701
- Repo transactions	157,643,404	755,524	-	158,398,928
- Financing received from the Argentine Central Bank and other financial institutions	-	5,862,129	-	5,862,129
Total Liabilities	158,967,196	3,381,667,276	-	3,540,634,472

6.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Superville’s financial instruments measured at fair value as of December 31, 2024 and 2023 are detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Instrument portfolio as of 12/31/2024	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	256,350,036	6,982,166	-	263,332,202
- Derivatives	-	4,627,810	-	4,627,810
- Other financial assets	17,159,775	-	-	17,159,,75
- Other debt securities	110,662,651	97,486,608	-	208,149,259
- Financial assets pledged as collateral	181,321,904	-	-	181,321,904
- Investments in Equity Instruments	52,358	-	658,372	710,730
Total Assets	565,546,724	109,096,584	658,372	675,301,680
Liabilities
- Liabilities at fair value through profit or loss	-	1,734,047	-	1,734,047
- Other financial liabilities	158,738,464	-	-	158,738,464
Total Liabilities	158,738,464	1,734,047	-	160,472,511

Instrument portfolio as of 12/31/2023	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	69,601,489	3,420,021	-	73,021,510
- Derivatives	-	8,264,332	-	8,264,332
- Other financial assets	46,070,308	-	-	46,070,308
- Other debt securities	66,465,736	22,732,251	-	89,197,987
- Financial assets pledged as collateral	100,986,155	-	-	100,986,155
- Investments in Equity Instruments	106,909	-	690,073	796,982
Total Assets	283,230,597	34,416,604	690,073	318,337,274
Liabilities
- Liabilities at fair value through profit or loss	1,323,792	-	-	1,323,792
- Other financial liabilities	157,643,404	-	-	157,643,404
Total Liabilities	158,967,196	-	-	158,967,196

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2023	Transfers	Additions	Disposals	P/L	12/31/2024
Assets
- Debt securities at fair value through profit or loss	690,073	-	392,505	(187,042)	(237,164)	658,372

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices, market. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. The Entity has used this technique to determine the fair value of the instruments issued by the B.C.R.A. and Treasury Bills without quotation at the end of this period.

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. If the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of December 31, 2024, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

- Assets whose fair value is like book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is like fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows using market interest rates for deposits with maturities like those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

- Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is like their book value. This assumption also applies to savings deposits, current accounts, and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31,2024 and 2023:

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	652,975,869	652,975,869	652,975,869	-	-
-Other financial assets	12,808,100	12,808,100	12,808,100	-
-Loans and other financing	2,170,163,585	2,381,430,871	-	-	2,381,430,871
- Other Debt Securities	635,647,714	603,946,339	602,616,265	1,330,074	-
-Financial assets in as guarantee	1,860	1,860	1,860	-	-
	3,471,597,128	3,651,163,039	1,268,402,094	1,330,074	2,381,430,871
Financial Liabilities
-Deposits	3,173,461,243	3,197,319,468	-	-	3,197,319,468

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
- Other financial liabilities	7,446,692	7,446,692	7,446,692	-	-
- Repo transactions	33,962,592	33,962,592	33,962,592	-	-
-Financing received from the B.C.R.A. and other financial institutions	39,297,868	39,223,716	-	-	39,223,716
- Marketable bonds issued	51,157,866	51,157,866	51,157,866	-	-
	3,305,326,261	3,329,110,334	92,567,150	-	3,236,543,184

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	498,892,707	498,892,708	498,892,708	-	-
-Other financial assets	55,389,250	55,389,250	55,389,250	-
-Loans and other financing	1,050,205,515	1,195,994,493	-	-	1,195,994,493
- Repo transactions	1,645,657,441	1,645,657,441	1,645,657,441
- Other Debt Securities	490,417,437	537,792,567	537,792,567	-	-
-Financial assets pledged as collateral	18,290	18,290	18,290	-	-
	3,740,580,640	3,933,744,749	2,737,750,256	-	1,195,994,493
Financial Liabilities
-Deposits	3,373,001,922	3,478,726,949	-	-	3,478,726,949
-Other financial liabilities	755,524	755,524	755,524	-	-
-Repo transactions	2,047,701	2,047,701	2,047,701	-	-
-Finances received from the B.C.R.A. and other financial institutions	5,862,129	6,071,646	-	-	6,071,646
	3,381,667,276	3,487,601,820	2,803,225	-	3,484,798,595

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through in profit or loss as of December 31, 2024 and 2023:

Details	12/31/2024	12/31/2023
Ternium Argentina S.A.	22,695	2,424
Holcim Arg	10,850	15,718
Aluar S.A.	3,139	68
Cedear SPDR Dow Jones Ind	2,479	3,926
Cedear SPDR S&P	2,312	3,327
Cedear Financial Select Sector	2,235	3,114
Cedear Ishares MSCI Brasil	631	1,744
Grupo Financiero Galicia SA	8,017	-
Pampa Energía S.A	-	57,135
Edenor	-	12,628
Loma Negra S.A.	-	5,252
Others	-	1,573
Total	52,358	106,909

The following are the equity instruments measured at Fair Value through in Other Comprehensive Income as of December 31, 2024 and 2023:

Detail	12/31/2024	12/31/2023
Mercado Abierto Electrónico S.A.	4,547	3,554
Play Digital S.A.	113,015	370,442
Seguro de Depósitos S.A.	56,921	41,227
Compensador Electrónica S.A.	455,622	242,388
Provincanje S.A.	7,645	16,648
Cuyo Aval Sociedad de Garantía Recíproca	15,232	12,301
Argencontrol S.A.	2,538	1,265
IEBA S.A.	61	133
Otras Sociedades de Garantía Recíproca	2,791	2,115
Total	658,372	690,073

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Detail	Fair value 12/31/2023	Additions	Disposals	Income through OCI	Fair value 12/31/2024
Mercado Abierto Electrónico S.A.	3,554	-	-	993	4,547
Play Digital S.A.	370,442	390,508	(152,727)	(495,208)	113,015
Seguro de Depósitos S.A.	41,227	-	-	15,694	56,921
Compensadora Electrónica S.A.	242,388	1,997	(34,315)	245,552	455,622
Provincanje S.A.	16,648	-	-	(9,003)	7,645
Cuyo Aval Sociedad de Garantía Recíproca	12,301	-	-	2,931	15,232
Argencontrol S.A.	1,265	-	-	1,273	2,538
IEBA S.A.	133	-	-	(72)	61
Otras Sociedades de Garantía Recíproca	2,115	-	-	676	2,791
Total	690,073	392,505	(187,042)	(237,164)	658,372

7.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers a financial asset under an agreement that meets the requirements to derecognize said asset but still has the management right in exchange for a commission, the asset or liability is recognized for the commission established in the contract.

When derecognition of the financial asset, the difference between the book value and the value received in exchange is charged to results.

As of December 31, 2024, the Group carried out non-recourse portfolio assignments (see Note 1.2.8).

8.	NON-CONTROLLING INTEREST

The movements in the Group's significant non-controlled interests as of December 31, 2024 and 2023, were:

	12/31/2024	12/31/2023
Balance at the beginning	598,182	499,389
Share premium in subsidiaries	408,088	-
Participation in profit for the year	96,739	89,590
Participation in OCI for the year	(14,248)	9,203
Balance at closing	1,088,761	598,182

9.	LONG-TERM BENEFIT OBLIGATIONS

On December 31, 2024 and 2023, the recorded balances for long-term benefits amounted to 4,030,275 and 9,130,178, respectively. The amount of the period recognized as an expense in respect of staff retirement benefits as of 31 December 2024 and 2023 was 3,086,312 and 3,178,727, respectively.

The evolution during the exercises is detailed below:

	12/31/2024	12/31/2023
Balance at the beginning	9,130,178	16,163,033
Discharges from the exercise	3,086,312	3,178,727
Benefits paid to participants	(3,248,738)	(1,369,489)
Monetary result benefits paid to participants	(4,937,477)	(8,842,093)
Balance at closing	4,030,275	9,130,178

10.	CASH AND DUE FROM BANKS

The composition of cash on 31 December 2024 and 2023 is as follows:

Items	12/31/2024	12/31/2023	12/31/2022
Cash and due from banks	652,975,869	498,892,707	328,212,562
Debt securities at fair value through profit or loss	109,363,773	39,263,150	38,046,690
Money Market Funds	398,413	10,050,586	1,252,334
Cash and cash equivalents	762,738,055	548,206,443	367,511,586

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	12/31/2024	12/31/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	652,975,869	498,892,707	328,212,562
As per the Statement of Cash Flows	652,975,869	498,892,707	328,212,562
Debt securities at fair value through profit or loss
As per Statement of Financial Position	263,332,202	73,021,510	119,880,115
Securities not considered as cash equivalents	(153,968,429)	(33,758,360)	(81,833,425)
As per the Statement of Cash Flows	109,363,773	39,263,150	38,046,690
Money Market Funds
As per Statement of Financial Position – Other financial assets	29,967,875	101,459,558	54,977,022
Other financial assets not considered as cash	(29,569,462)	(91,408,972)	(53,724,688)
As per the Statement of Cash Flow	398,413	10,050,586	1,252,334

The reconciliation of funding activities as of 31 December 2024 and 2023 is presented below:

Items	Balances at 12/31/2023	Cash Flows		Other non-cash movements	Balances at 12/31/2024
		Collections	Payments
Unsubordinated debt securities	-	52,092,812	(2,342,101)	1,407,155	51,157,866
Financing received from the Argentine Central Bank and other financial institutions	5,862,129	300,536,024	(267,100,285)	-	39,297,868
Lease Liabilities	6,222,607	-	(8,893,219)	8,803,909	6,133,297
Total	12,084,736	352,628,836	(278,335,605)	10,211,064	96,589,031

11.	RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise considerable influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has considerable influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise considerable influence or control.

Controlling Entity

The majority shareholder of the Group is Julio Patricio Supervielle, who has established his domicile at 330 Reconquista Street in the Autonomous City of Buenos Aires. The shareholding of Julio Patricio Supervielle in the Group is 24.60% and 29.86% as of 31 December 2024 and 2023, respectively. While the share of Julio Patricio Supervielle in the votes of the Group is 51.06% and 54.47% on 31 December 2024 and 2023, respectively.

Remuneration of key personnel

The salaries received by key staff of the Group on 31 December 2024 and 2023 amount to 16,621 million and 11,552 million, respectively.

Transactions with related parties

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank,) and any company linked to any of the above whose consolidation is not required:

	12/31/2024	12/31/2023
Aggregate total financial exposure	5,161,033	1,778,169
Number of beneficiary related parties	79	80
(a) individuals	67	68
(b) companies	12	12
Average total financial exposure	65,330	22,227
Higher individual exposure	2,238,987	1,387,195

                     (*) Historical values as of December 31, 2023, without adjustment for inflation

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present other types of unfavorable conditions.

12.	FINANCE LEASES

12.1 The Group as lessee

The information on leases in which the Group acts as lessee is set out below.

(i)  Amounts recognized in the statement of financial position

	12/31/2024	12/31/2023
Right-of-use asset
Land and buildings	20,021,179	20,879,928
Lease liability
Current	4,640,497	4,016,654
Non-current	1,492,800	2,205,953
Total	6,133,297	6,222,607

(ii)  Amounts recognized in the income statement

Depreciation of right of use	12/31/2024
Buildings	9,714,670
Interest on lease liabilities (other operating expenses)	1,920,878

(iii) the Entity’s leasing activities and how they are accounted for under IFRS 16.

The Group leases several branches. Rental contracts are generally for fixed periods of 1 to 3 years but may have extension options as described in (iv) below.

Contracts may contain lease components or not. he Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Assets and liabilities arising from leases are initially measured based on the present value.

Lease liabilities include the net present value of the following lease payments:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	fixed payments (including fixed payments in substance), less any incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

●	whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received,
●	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●	makes specific adjustments for the lease, for example, term, currency, and guarantee.

The Group is exposed to probable future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of the lease liability;
●	any lease payment made at or before the commencement date, less any lease incentives received
●	any initial direct costs, and
●	an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contain a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

12.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2024 and 2023:

Financial Lease Receivables	12/31/2024	12/31/2023
Up to 1 year	18,524,242	29,933,148
More than a year up to two years	16,750,724	25,151,540
From two to three years	12,704,562	17,266,075
From three to five years	14,502,075	7,616,278

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial Lease Receivables	12/31/2024	12/31/2023
More than five years	3,456,666	5,115
Total	65,938,269	79,972,156
Unearned financial income	(4,067,113)	(35,492,000)
Net investment in the lease	61,871,156	44,480,156

Operating Lease Receivables	12/31/2024	12/31/2023
Up to 1 year	333,307	463,103
More than a year up to two years	291,182	287,489
From two to three years	118,836	74,018
Total	743,325	824,610

The balance of allowance for loan losses related to finance leases amounts to 609,122 and 945,327 as of December 31, 2024 and 2023.

13.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	12/31/2024	12/31/2023
13.1 Debt securities at fair value through profit or loss
Government securities	242,808,439	67,453,957
Corporate securities	19,539,690	5,567,553
Securities issued by the Argentine Central Bank	984,073	-
	263,332,202	73,021,510
13.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	4,496,177	6,248,965
Debtor balances related to forward operations in foreign currency	131,633	345,005
Sales options	-	1,670,362
	4,627,810	8,264,332
13.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	-	632,095
Financial debtors for active repos of government securities	-	1,909,820
Financial debtors for active repos of I.R.M. with Argentine Central Bank	-	1,629,706,208
Accrued interest receivable for active repos	-	13,409,318
	-	1,645,657,441
13.4 Other financial assets
Participation Certificates in Financial Trusts	1,206,529	1,383,522
Investments in Asset Management and Other Services	3,830,834	15,005,478
Other investments	2,577,630	6,779,200
Receivable from spot sales pending settlement	9,093,374	54,367,588
Several debtors	12,520,356	23,751,388
Miscellaneous debtors for credit card operations	1,298,759	1,078,727
Allowances for loan losses	(559,607)	(906,345)
	29,967,875	101,459,558
13.5 Loans and other financing
Non-financial public sector	3,231,834	4,507,958
Overdrafts	1,011,496	3,925,218
Promissory notes	-	582,740
Unsecured corporate loans	231,060	-
Credit card loans	26,133	-
Other	1,963,145	-
Other financial entities	20,370,876	8,724,800
Overdrafts	-	113
Credit card loans	15,783	-
Other	20,390,856	8,740,146
Less: allowances (Schedule R)	(35,763)	(15,459)
Non-financial private sector and foreign residents	2,146,560,875	1,036,972,757

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Loans	2,129,320,588	1,027,046,878
Overdrafts	82,429,480	91,387,069
Promissory notes	308,062,309	174,035,533
Unsecured corporate loans	311,172,590	229,902,926
Mortgage loans	266,726,514	117,487,349
Automobile and other secured loans	197,366,584	33,377,343
Personal loans	298,411,043	112,878,151
Credit card loans	278,355,634	165,107,006
Foreign trade loans	363,474,981	94,437,748
Other	21,900,631	10,219,752
IFRS adjustments	1,420,822	(1,785,999)
Receivables from financial leases	61,871,156	44,480,156
Receivables from financial leases	63,268,836	45,132,683
IFRS adjustments	(1,397,680)	(652,527)
Other loans through financial intermediation	4,620,981	3,331,749
Less: allowances (Schedule R)	(49,251,850)	(37,886,024)
	2,170,163,585	1,050,205,515

As of 31 December 2024, and 2023, the Group also retains the following potential liabilities:
Other guarantees given	110,358,739	203,314,067
Responsibilities for foreign trade operations	28,916,698	27,841,210
Promissory notes	15,781,305	10,369,477
Overdrafts	20,756,519	1,240,473
Total Eventual Responsibilities	175,813,261	242,765,227
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	12/31/2024	12/31/2023
Guarantees received	838,898,084	399,364,174

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

	12/31/2024	12/31/2023
13.6 Other debt securities
Negotiable obligations	75,669,330	27,584,217
Debt securities from financial trusts	17,688,826	9,997,480
Government securities	656,778,648	376,509,174
Securities issued by Argentine Central Bank	90,188,363	165,679,886
Others	3,830,035	192
Allowances for loan losses (Schedule R)	(358,229)	(155,525)
	843,796,973	579,615,424
13.7 Financial assets pledged as collateral
Government in guarantee for repo operations	8,491,179	2,118,174
Special guarantees accounts in the Argentine Central Bank	54,274,918	47,391,944
Deposits in guarantee	118,557,667	51,494,327
	181,323,764	101,004,445
13.8 Other non-financial assets
Other miscellaneous assets	17,080,489	18,592,724
Loans to employees	3,529,534	4,647,677
Payments in advance	9,625,070	12,952,708
Works of art and collector´s pieces	548,974	551,695
Retirement plan	769,145	1,193,287
Other non-financial assets	804,747	417,317
Insurance contract asset	3,184,256	2,587,217

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
	35,542,215	40,942,625

13.9 Deposits
Non-financial sector	144,705,833	219,392,129
Financial sector	185,277	1,037,729
Current accounts	386,058,910	301,797,540
Special checking accounts	975,718,997	1,593,971,142
Savings accounts	711,833,420	526,572,089
Time deposits and investments accounts	729,192,111	385,860,302
Investment accounts	169,216,650	265,751,612
Others	34,864,079	34,490,429
Interest and adjustments	21,685,966	44,128,950
	3,173,461,243	3,373,001,922

13.10 Liabilities at fair value through profit or loss
Liabilities for transactions in local currency	-	1,323,792
	-	1,323,792

13.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	6,406,396	31,517,728
Collections and other operations on behalf of third parties	146,764,952	119,981,019
Unpaid fees	152	26,295
Financial guarantee contracts	146,997	91,626
Lease liability	6,133,297	6,222,607
Others	6,733,361	559,653
	166,185,156	158,398,928
13.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	15,614,717	5,305,098
Financing received from international institutions	23,683,151	557,031
	39,297,868	5,862,129
13.13 Provisions
Other contingencies	36,849,161	15,276,076
Provision for unused balances of credit cards (Schedule R)	3,247,294	3,172,768
Provision for restructuring expenses	-	13,065,818
Provision for eventual commitments (Schedule R)	209,922	896,451
Provision for revocable agreed current account advances (Schedule R)	296,472	30,587
	40,602,849	32,441,700
13.14 Other non-financial liabilities
Payroll and social securities	116,012,092	70,227,178
Sundry creditors	34,169,411	40,791,815
Taxe payable	33,887,019	42,858,849
Social security payment orders pending settlement	6,205,557	2,783,777
Revenue from contracts with customers (1)	462,398	1,977,305
Contribution to the deposit guarantee fund	750,384	307,866
Other non-financial liabilities	582,755	135,493
Liability for reinsurance contracts	174,261	101,225
	192,243,877	159,183,508

(1)	Deferred revenue associated with contracts with customers includes the liability for the customer loyalty program. The Group estimates the value of the points assigned to customers in the Club Supervielle and Club Mis Puntos Programs, by applying a mathematical model that considers assumptions about redemption percentages, fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of unused points. As of December 31, 2024 and 2023, the sum of 462,398 and 1,977,305 points have been recorded for unredeemed points, respectively.

The estimate of the consumption of liabilities recorded at the end of this year is shown in the following table:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Item	Maturity			Total
	Up to 12 months	Up to 24 months	more than 24 months
Revenue from contracts with customers	462,398	-	-	462,398

	12/31/2024	12/31/2023
13.15 Repo transactions
Financial creditors for liabilities of government bonds	33,948,939	2,035,654
Accrued interest to be paid on passive passes	13,653	12,047
	33,962,592	2,047,701

13.16 Derivative instruments
Amounts payable for spot and forward transactions pending settlement	1,734,047	-
	1,734,047	-

13.17 Interest income
Interest on overdrafts	83,226,140	96,710,555
Interest on promissory notes	93,035,284	146,926,624
Interest on personal loans	117,122,816	144,712,780
Interest on corporate unsecured loans	151,610,849	209,330,644
Interest on credit card loans	49,361,823	91,472,208
Interest on mortgage loans	145,917,120	135,796,467
Interest on automobile and other secured loans	56,906,745	27,383,291
Interest on foreign trade loans and other secured loans	9,591,092	6,925,017
Interest on financial leases	27,419,703	38,910,900
Interest on public and private securities measured at amortized cost	520,283,658	1,236,666,155
Others	434,761,000	488,450,333
	1,689,236,230	2,623,284,974
13.18 Interest Expenses
Interest on current accounts deposits	389,254,686	816,240,365
Interest on time deposits	471,880,282	956,011,925
Interest on other financial liabilities	12,253,138	7,885,998
Interest from the financial sector	2,147,004	6,037,942
Others	12,478,500	7,810,349
	888,013,611	1,793,986,579
13.19 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	133,719,708	164,808,718
Derivatives	7,344,589	22,391,175
	141,064,297	187,199,893

13.20 Result from derecognition of financial assets measured at amortized cost
Result from derecognition of Debt Securities	82,063,602	43,773,388
	82,063,602	43,773,388
13.21 Service Fees Income
Commissions from deposit accounts	63,795,582	81,425,932
Commissions from credit and debit cards	42,306,970	44,846,744
Commissions from loans operations	448,348	803,315
Commissions from miscellaneous operations	87,856,124	74,601,351
Others	1,296,660	1,115,585
	195,703,684	202,792,927
13.22 Services Fees expenses
Commissions paid	41,078,731	51,436,984
Export and foreign currency operations	1,501,752	1,210,104
	42,580,483	52,647,088
13.23 Other operating incomes
Reversal off allowances for loan losses and assets written down	4,607,832	11,982,685

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Rental from safety boxes	4,234,569	4,466,219
Commissions from trust services	492,794	388,196
Other credits adjustments	4,405,367	5,384,308
Sales of property, plant and equipment	125,914	9,945
Punitive interest	3,105,107	5,049,719
Others	22,060,929	24,325,532
	39,032,512	51,606,604
13.24 Personnel expenses
Payroll and social securities	275,161,498	326,784,995
Others expenses	18,163,455	22,497,960
	293,324,953	349,282,955

13.25 Administration expenses
Directors´ and statutory auditors ‘fees	5,039,046	7,168,384
Professional fees	47,319,392	54,453,979
Advertising and publicity	16,905,233	10,315,925
Taxes	40,173,289	44,441,482
Maintenance, security and services	45,660,777	42,797,625
Rent	112,572	144,596
Others	19,116,809	24,554,772
	174,327,118	183,876,763

13.26 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	9,579,439	10,078,308
Depreciation of other non-financial assets	6,233,604	6,171,040
Amortization of intangible assets (Schedule G)	26,728,188	30,462,372
Depreciation of right-of-use assets (Schedule F)	9,714,670	14,112,435
Impairment of furniture and facilities	-	623,462
Loss from sale or impairment of property, plant and equipment	328,221	8,710,545
	52,584,122	70,158,162
13.27 Other operating expenses
Credit card related promotions	20,806,913	10,345,340
Gross income tax	82,405,552	119,702,266
Result on initial recognition of loans	992,560	451,515
Loan and credit card balance adjustments	1,636,053	2,703,673
Interest on liabilities for finance leases	1,920,878	73,365
Coverage services	136,629	60,007
Deposit guarantee fund contributions	4,301,511	5,119,111
Miscellaneous loss provision	54,355,688	22,409,284
Impairment of investment property	10,188,877	15,270,190
Other allowances	687,842	1,452,191
Other	17,041,063	24,968,236
	194,473,566	202,555,178

14.	CONSIDERATIONS OF RESULTS

The Ordinary Annual Shareholders' Meeting held on April 19, 2024 approved the profit allocation for the year ended December 31, 2023 as follows: (i) legal reserve of thousands of pesos 12,266,518; (ii) Optional reserve for thousands of pesos 71,621,144 and (iii) reserve for future dividends for thousands of pesos 27,962,555, subsequently deallocated for the payment of dividends.

15.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

The provisions recorded are detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Legal issues	3,973,179	4,932,379
Labor lawsuits	579,165	442,286
Tax	31,945,240	9,132,159
Unused Balances of Credit Cards	3,247,294	3,172,768
Judicial Deposits	278,055	473,765
Eventual commitments	209,922	896,451
Restructuring expenses	-	13,065,818
Others	369,994	326,074
Total	40,602,849	32,441,700

16.	INSURANCE

16.1   Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	12/31/2024	12/31/2023
Insurance contract assets
Assets for remaining coverage	4,852,951	3,752,300
Liabilities for incurred claim - present value of future cash flow	(1,829,162)	(1,117,877)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(91,184)	(49,427)
Net balance	2,932,605	2,584,996
Reinsurance contracts assets
Assets for remaining coverage	(60,632)	-
Claims incurred for contracts under PAA	141,757	-
Net balance	81,125	-
Reinsurance contracts liabilities
Liabilities for remaining coverage	(19,212)	(53,993)
Incurred claims for contracts under PAA	1,365	43,038
Net Balance	(17,847)	(10,955)
Balances from brokers operations
Assets from brokers transaction	170,526	2,221
Liabilities from brokers liabilities	(156,414)	(90,270)
Net Balance	14,112	(88,049)

Assets	3,184,256	2,587,217
Liabilities	(174,261)	(101,225)

16.2    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2024 and 2023 is as follows:

	31/12/2024	31/12/2023
Insurance revenue from contracts measured under the PAA	40,788,242	40,431,614
Insurance revenue	40,788,242	40,431,614
Incurred claims	(6,812,929)	(5,610,340)
Acquisition and administrative expenses	(13,165,411)	(6,896,106)
Insurance service expenses	(19,978,340)	(12,506,446)
Allocation of reinsurance premium	(299,918)	(323,572)
Amounts receivable from reinsurers for claims incurred	155,091	80,551
Net expenses from reinsurance contracts held	(144,827)	(243,021)
Insurance service result – IFRS 17	20,665,075	27,682,147
Broker activities operations	4,329,663	3,744,389
Income from insurance activities	24,994,738	31,426,536

Reconciliation of the liability for remaining coverage and the liability for incurred claims

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

		Incurred claims for contracts under the PAA
31/12/2024	Remaining coverage	Present value of future cash flows	Total
Reinsurance contract liabilities	(53,989)	43,034	(10,955)
Net balance as of 1 January	(53,989)	43,034	(10,955)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(299,918)	-	(299,918)
Amounts recoverable from reinsurers for incurred claims	-	155,091	155,091
Net income (expenses) from reinsurance contracts held	(299,918)	155,091	(144,827)
IAS29 + finance income from reinsurance contracts held	50,550	7,555	58,105
Total amounts recognized in comprehensive income	(249,368)	162,646	(86,722)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	241,329	-	241,329
Recoveries from reinsurance	(17,811)	(62,559)	(80,370)
Total cash flows	223,518	(62,559)	160,959
Net balance as of 31 December	(79,843)	143,122	63,279
Balance at closing of liabilities by reinsurance contract	(19,212)	1,365	(17,847)
Balance at closing of assets by reinsurance contract	(60,632)	141,757	81,125
Net balance as of 31 December	(79,843)	143,122	63,279

		Incurred claims for contracts under the PAA
31/12/2023	Remaining coverage	Present value of future cash flows	Total
Reinsurance contract liabilities	(420,035)	10,993	(409,042)
Net balance as of 1 January	(420,035)	10,993	(409,042)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(323,572)	-	(323,572)
Amounts recoverable from reinsurers for incurred claims	-	80,551	80,551
Net income (expenses) from reinsurance contracts held	(323,572)	80,551	(243,021)
IAS29 + finance income from reinsurance contracts held	173,727	2,735	176,462
Total amounts recognized in comprehensive income	(149,845)	83,286	(66,559)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	548,455	-	548,455
Recoveries from reinsurance	(32,569)	(51,245)	(83,814)
Total cash flows	515,886	(51,245)	464,641
Net balance as of 31 December	(53,989)	43,034	(10,955)
Balance at closing of liabilities by reinsurance contract	(53,993)	43,034	(10,959)
Balance at closing of assets by reinsurance contract	(53,993)	-	(53,993)
Net balance as of 31 December	(53,989)	43,034	(10,955)

31/12/2024		LIC for contracts under the PAA
Insurance contracts issued	LRC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	3.752.300	(1.117.877)	(49.427)	2.584.996
Net balance as of 1 January	3.752.300	(1.117.877)	(49.427)	2.584.996
Insurance revenue	40.788.242	-	-	40.788.242
Insurance service expenses
Incurred claims and other directly attributable expenses	-	(18.100.600)	(41.757)	(18.142.357)
Insurance acquisition cashflows	(1.835.982)	-	-	(1.835.982)
Insurance service expenses	(1.835.982)	(18.100.600)	(41.757)	(19.978.339)
Insurance service result	38.952.260	(18.100.600)	(41.757)	20.809.903

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

IAS29 + net financial expenses for insurance contracts	(6.283.957)	(108.083)	-	(6.392.040)
Total amounts recognized in comprehensive income	32.668.303	(18.208.683)	(41.757)	14.417.863
Cash flows
Premiums received	(33.769.700)	-	-	(33.769.700)
Claims and other directly attributable expenses paid	-	17.497.398	-	17.497.398
Insurance acquisition cashflows	2.202.048	-	-	2.202.048
Total cash flows	(31.567.652)	17.497.398	-	(14.070.254)
Net balance as of 31 December	4.852.951	(1.829.162)	(91.184)	2.932.605
Closing insurance contract assets	4.852.951	(1.829.162)	(91.184)	2.932.605
Net balance as of 31 December	4,852,951	(1,829,162)	(91,184)	2,932,605

31/12/2023		LIC for contracts under the PAA
Insurance contracts issued	LRC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	4,551,088	(2,066,782)	(96,994)	2,387,312
Net balance as of 1 January	4,551,088	(2,066,782)	(96,994)	2,387,312
Insurance revenue	40,431,614	-	-	40,431,614
Insurance service expenses
Incurred claims and other directly attributable expenses	-	(10,965,772)	47,567	(10,918,205)
Insurance acquisition cashflows	(1,588,241)	-	-	(1,588,241)
Insurance service expenses	(1,588,241)	(10,965,772)	47,567	(12,506,446)
Insurance service result	38,843,373	(10,965,772)	47,567	27,925,168
IAS29 + net financial expenses for insurance contracts	(12,695,001)	(113,136)	-	(12,808,136)
Total amounts recognized in comprehensive income	26,148,372	(11,078,908)	47,567	15,117,032
Cash flows
Premiums received	(28,842,708)	-	-	(28,842,708)
Claims and other directly attributable expenses paid	-	12,027,813	-	12,027,813
Insurance acquisition cashflows	1,895,547	-	-	1,895,547
Total cash flows	(26,947,161)	12,027,813	-	(14,919,348)
Net balance as of 31 December	3,752,299	(1,117,877)	(49,427)	2,584,996
Closing insurance contract assets	3,752,299	(1,117,877)	(49,427)	2,584,996
Net balance as of 31 December	3,752,299	(1,117,877)	(49,427)	2,584,996

17.	MUTUAL FUNDS

As of December 31, 2024, and 2023, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth, and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Premier Renta C.P. Pesos	1,002,160,395	828,849,750	1,000,226,319	827,877,828	37,855,465,497	30,510,651,741
Premier Renta Plus en Pesos	5,713,155	7,101,124	5,560,242	7,072,825	43,958,215	48,164,279
Premier Renta Fija Ahorro	129,305,433	53,608,209	127,642,222	52,516,493	5,655,719,913	227,991,276
Premier Renta Fija Crecimiento	31,624,491	39,008,994	31,604,441	38,984,286	8,317,856,855	9,532,812,035
Premier Renta Variable	21,783,584	11,834,957	21,655,621	11,740,867	18,349,372	12,205,660
Premier FCI Abierto Pymes	10,764,677	14,361,638	10,631,724	14,338,202	139,528,670	142,666,395
Premier Commodities	3,579,676	8,021,743	3,543,303	6,218,025	16,554,885	22,338,558
Premier Capital	29,514,699	38,921,339	29,226,620	36,380,515	273,412,236	380,115,435
Premier Inversion	2,034,572	3,703,240	2,032,051	3,574,888	199,211,087	342,850,074
Premier Balanceado	1,769	4,408,810	782	4,405,783	-	32,648,809
Premier Renta Mixta	11,969,364	58,882,934	11,925,713	58,456,729	421,471,713	2,641,477,623
Premier Renta Mixta en USD	15,743,560	5,940,206	15,642,375	5,822,246	15,844,726	4,995,316

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Premier Performance en USD	93,102,590	23,688,639	92,224,965	23,079,478	60,957,323	15,351,225
Premier Global USD	210,630	1,288,747	205,468	1,257,056	185,545	640,443
Premier Estratégico	16,587,287	16,094,396	16,571,752	16,082,096	832,710,848	832,710,848
Premier FCI Sustentable ASG	583,151	713,032	578,727	711,490	207,677,759	172,449,306

18.	ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.

18.1. Contribution to the deposit insurance system

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No, 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1st, 2023 with the appearance of Communication “A” 7661, the limit is established at $6,000. As of April 1st, 2024 with the appearance of Communication “A” 7985, the new limit is established at $25,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1st, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*), Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate, The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency based on contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to provision “A” 6460, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate-or the reference rate plus five percentage points – the highest of both –, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate published by the Argentine Central Bank as provided in point 1.11.1. of the regulations on “Term deposits and investments.” Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be conducted by said institution. Effective April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of deposit rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the BCRA.

18.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	12/31/2024	12/31/2023
Special guarantee accounts in the Argentine Central Bank	54,274,918	47,391,943
Guarantee deposits for term operations	78,410,671	24,376,318
Guarantee deposits for credit cards transactions	11,582,637	5,828,053
Other guarantee deposits	28,564,359	21,289,957
	172,832,585	98,886,271

As of December 31, 2024 and 2023, within restricted availability assets are 8,491,179 and 2,118,174 respectively, forward purchases through repo transactions.

18.3. Compliance of provisions issued by the National Securities Commission

18.3.1.  Arrangements for operating as an open market agent

Considering the operations currently conducted by the Entity, and in accordance with the distinct categories of agents established by General Resolution N° 622/13 of the National Securities Commission, it is registered with that body for the category of Settlement Agent, Compensation, and Integral Negotiation Agent.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

It is also reported that as of December 31, 2024 and 2023 the Entity’s equity exceeds the minimum equity required by this standard to function as an open market agent, which amounts to $611,855 and $474,638, respectively. The liquid counterpart required by the standard amounts to $ 305,927 and $237,319 respectively and is constituted by the current account in pesos opened at the BCRA whose balance amounted to $170,000,000 and $26,153,412 on December 31, 2024 and 2023, respectively.

Moreover, in compliance with the aforementioned general resolution, the property located at 330 Reconquista Street of this Autonomous City of Buenos Aires, whose residual accounting value as of December 31, 2024 and 2023 is $7,694,676 and $7,871,794, respectively, is affected by the development of Open Market operations.

18.3.2. Resolution N° 629 of the National Securities Commission

In compliance with the provisions of General Resolution N° 629 of the CNV, it is clarified that the trade books and corporate books are kept at the registered office (Reconquista 330 of the Autonomous City of Buenos Aires) according to the following detail:

-  Diario (Registro de Habilitación de Medios Ópticos y sus correspondientes soportes ópticos -CD y DVD-) since 1 of October 2009.

-  Inventory book as of December 31, 2018.

-  Balance sheet as of December 31, 2002.

-  Book of Board Proceedings from February 24, 2007 to date.

-  Register of Shares and Attendance at Meetings from May 30, 2001 to date.

-  Book of Minutes of Meetings from May 27, 1999 to date.

-  Book of Minutes of the Audit Commission since August 13, 2004.

With regard to the securities and open market books, they are located at the registered office mentioned above in accordance with the following details:

-  Registry of Agent Orders since June 5, 2024.

-  Register of Operations since June 18, 2024.

-  Cash book from June 6, 2024.

The books preceding those mentioned above, which contain transactions prior to the date indicated in each case, are under the custody of the company Adea S.A. whose warehouse is located at Ruta provincial No. 36, Km 31,500 Forest locality, Florencio Varela Party of the Province of Buenos Aires.

The supporting documentation of the accounting and management operations of the Entity up to 2 (two) months before the current one, is in each branch, and with more than this time period is under the custody of the company AdeA S.A.

18.4 Financial Trusts

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of December 31, 2024:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The duration of this ESCROW AGREEMENT shall be 24 months from 12/09/2018, or until the termination of payment obligations by Disbursements (the "Termination Date"). After 30 (thirty) days from the end of the term of the TRUST Contract without the Parties having agreed to an Extension Commission, the TRUST shall be extinguished without possibility of extension, collecting the TRUSTEE from the Fiduciary Account, the sum of pesos equivalent to U$D 6,000 (United	-	-

Those originally mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGÉTICOS, DISERVEL S.R.L.) and the suppliers of works, goods and services included in the Project, to be appointed by the trustee with the prior consent of the principal

Interconexión Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

States dollars six thousand) at the current buyer exchange rate in Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	08/06/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	01/09/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626

18.5. Issue of negotiable debt securities

Negotiable non-subordinated bonds

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of 22 September 2016, The Ordinary and Extraordinary General Assembly of Banco Supervielle S.A. decided to approve the creation of a Global Program for the Issuance of Negotiable Bonds up to a maximum amount in circulation at any time during the duration of the program of U$S 800,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016.On March 6, 2018, the expansion of the Global Negotiable Bonds Program for U$S 2,300,000 was approved by an assembly meeting. On 16 April 2018, the CNV approved the increase of the Program by resolution Nr 19.470. On April 26, 2021, the Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the amount of the Program to US$300,000 (or its equivalent in other currencies or units of value) and extend the term of the Program for an additional five years. On July 20, 2021, the CNV approved the reduction of the amount and extension of the Program through Resolution DI-2021-39-APN-GE#CNV.

Registration CNV frequent issuer scheme

On August 6, 2018, the Board of Directors of Banco Supervielle S.A. decided to request the National Securities Commission (the "CNV") to register the Bank as a frequent issuer of marketable bonds. This request was authorized by the CNV through Resolution No. 19.958 dated 27 December 2018. The Bank is registered with the CNV as a frequent issuer of Marketable Bonds under the number 03. At the meeting of the board of directors of the society on 7 March 2019, The Bank’s ratification was approved in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was decided to allocate the maximum amount of U$S 300,000 corresponding to the Global Program for the Issuance of Negotiable Bonds by up to U$S 2,300,000, the bank is in the process of reducing the maximum amount of this Program. The CNV approved this ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020. At present, the Bank’s frequent issuer status is not in force.

On August 2, 2024, Banco Supervielle S.A. issued its class H negotiable bonds at a variable rate with maturity on August 2, 2025 (12 months from the date of issue and settlement), for a nominal value of $20,877,777. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Corporate Debt are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to $300,000 (or its equivalent in other currencies and/or units of value).

Interest on Class H Corporate Debt, at a nominal annual variable rate equivalent to the sum of the Private Bank’s Badlar rate plus a mark of 5.25%, shall be payable quarterly on the following dates: 2 November 2024, 2 February 2025, May 2025 and on the expiry date of 2 August 2025.

On November 4, 2024, $2,342,101 was paid corresponding to the first quarterly payment of Corporate Debt class H interest.

The principal of Class H Corporate Debt shall be paid in full at maturity date.

On November 28, 2024, Banco Supervielle S.A. issued its class I Corporate Debt at a fixed rate of 4.70% with maturity on May 28, 2025 (6 months from the date of issue and settlement), for a nominal value of US dollar $30,000. The

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Corporate Debt are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to $300,000 (or its equivalent in other currencies and/or units of value).

The principal and interest of the Class I Corporate Debt shall be paid in full in a single payment, to be made on the due date.

The following is a detail of the issue of Banco Supervielle SA, in force on 31 December 2024:

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Value Books
								12/312024	12/31/2023
08/02/2024	$	H	20,877,777	Due date	12 months	08/02/2025	Variable Badlar rate of private banks + 5.25%	20,127,198	-
11/28/2024	u$s	I	30,000	Due date	6 months	05/28/2025	Nominal annual fixed interest rate of 4.70	31,030,668	-
							Total	51,157,866	-

As of 31 December 2023, Banco Supervielle S.A did not have any current issues.

18.6 Restrictions imposed on the distribution of dividends

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

The B.C.R.A. decided that prior authorization should be given for the distribution of its results.

The B.C.R.A provided, with effect from January 1, 2024 until December 31, 2024, that financial institutions may distribute results for up to 60% of the accumulated results and subject to approval of that entity. In turn, this distribution may be made in three instalments in a homogeneous currency of each payment.

As indicated in note 25, as a result of the program to buy own shares at 31 December 2024, the Company has 18,991,157 own shares in its portfolio. The cost of acquiring these amounted to 21,167,430 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while such shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of that cost.

18.7. Accounts unedifying minimum cash integration compliance

As of December 31, 2024 and 2023, the minimum cash reserve was made up as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Item (1)	12/31/2024	12/31/2023
Current accounts in the Argentine Central Bank (2)	170,000,000	26,153,412
Sight accounts in the Argentine Central Bank (2)	323,642,730	211,540,762
Special guarantee accounts at the B.C.R.A. (2)	54,274,918	47,391,943
Total	547,917,648	285,086,117
(1)	Historical values without inflation adjustment
(2)	They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group followed minimum cash integration requirements.

19.	FINANCIAL RISK FACTORS

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department, and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy are aimed at the development of commercial opportunities within the framework and conditions of Grupo Supervielle’s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of Grupo Supervielle´s Strategy related to the administration of credit risk; among them, Grupo Supervielle´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, Grupo Supervielle relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

Grupo Supervielle´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

Grupo Supervielle focuses on supporting companies belonging to sectors with potential, and successful in their activity, Within the range of credit products offered for the business segment, Grupo Supervielle aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

Within Corporate Banking, we seek a solid proposal for medium and large companies' market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

Therefore, Grupo Supervielle relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, Grupo Supervielle relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, Grupo Supervielle relies on estimates of exposure at default (EAD) and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

Grupo Supervielle is aimed at keeping a diversified and atomized portfolio, to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating, and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure at Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts, economic capital, and Risk-Adjusted Return (RAROC) models to optimize management and decision-making.

Grupo Supervielle has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process, The forward-looking model has been redesigned with the inclusion of a greater number of variables and openings, performing a periodic review of it to keep the expected loss model aligned with the macroeconomic vision.

Calculation of statistical forecasts

Based on the results of the PD (probability of default), EAD (exposure at default) and LGD (loss given default) estimates, the associated statistical forecast is calculated.

The exercises for the estimation of statistical forecasts are studies that aim to analyze the Group's own portfolio information to estimate, in global terms, the average value of the loss distribution function for an annual time horizon in healthy operations, and for the entire life of credits in those operations that are considered impaired (provisions for expected loss).

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99,9% and for companies of 99%) and the expected credit losses.

Grupo Supervielle relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk, In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six-month holding period is used.

Counterparty Risk Management

Grupo Supervielle relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to Grupo Supervielle’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Loans written off

Those receivables classified as irrecoverable are removed from the asset by recognizing them in off-balance sheet accounts. The balance of these as of 31 December 2024 and 2023 amounts to $ 14,082,050 and $ 19,795,047, respectively.

Market Risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value because of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in Grupo Supervielle ´s shareholders equity value is assumed, because of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the assorted products and markets where Grupo Supervielle operates.

Due to the characteristics of its business profile, Grupo Supervielle is the entity with the greatest exposure to this risk, However, market risk monitoring also covers the positions taken by Grupo Supervielle for its own portfolio, as well as those taken by its different subsidiaries. There is an entire limit scheme, with periodic monitoring and activation of alerts if any violation is observed. With this same scope, frequent monitoring, and review of exposure indicators to the National Treasury is conducted.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

and at a pre-established confidence level. Indicators obtained from this enable Grupo Supervielle to identify a potential market risk and take preventive measures.

At the Supervielle Group level, the focus of attention regarding market risk management is placed on the trading portfolio managed by the Money Desk, although broader control is also carried out, including positions managed with management objectives, of liquidity by the Financial Planning Management, Regarding this broader trading book, controls are limited to the assumed risk exposure, measured using the VaR methodology, in relation to the computable capital responsibility (CPR). Additionally, a control is conducted on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert in the event of credit events or breakdowns in the correlations between asset groups, events that may escape the consideration of a diversified VaR.

The controls over the Trading desk are more exhaustive, Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

Market risk management focused special attention on a year 2023 characterized by a prolonged and uncertain electoral process that covered practically the entire second half of the year. This same uncertainty translated into increasing levels of volatility in financial assets exposed to market risk, which led to frequent revisions in the risk appetite reflected in the admissible VaR levels in the different companies of Grupo Supervielle, as well as in the maximum tolerable exposure in sovereign bonds.

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

Currency	Balances as of 12/31/2024				Balances as of 12/31/2023
	Monetary Financial Assets	Monetary Financial Liabilities	Derivates	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivates	Net Position
US Dollar	944,735,483	928,711,808	131,633	16,155,308	629,416,327	552,973,593	345,005	76,787,739
Euro	6,569,091	8,259,117	-	(1,690,026)	12,864,044	11,981,405	-	882,639
Others	3,117,216	75,396	-	3,041,820	8,197,838	140,786	-	8,057,052
Total	954,421,790	937,046,321	131,633	17,507,102	650,478,209	565,095,784	345,005	85,727,430

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to Grupo Supervielle’s functional currency. The percentage of variation used in this analysis is the same Grupo Supervielle used in its Business Plan and Projections.

Currency	Variation	31/12/2024		Currency	Variation	31/12/2023
		Result	Equity			Result	Equity
Dollar	16.7%	2,699,071	2.699.071	Dollar	242.3%	173,351,167	173,351,167
	(16.7%)	(2,699,071)	(2.699.071)		(242.3%)	(173,351,167)	(173,351,167)
Euro	16.7%	(282,353)	(282.353)	Euro	242.3%	2,138,554	2,138,554
	(16.7%)	282,353	282.353		(242.3%)	(2,138,554)	(2,138,554)
Others	16.7%	508,198	508.198	Others	242.3%	19,521,494	19,521,494
	(16.7%)	(508,198)	(508.198)		(242.3%)	(19,521,494)	(19,521,494)
Total	16.7%	2,924,915	2.924.915	Total	242.3%	195,011,215	195,011,215
	(16.7%)	(2,924,915)	(2.924.915)		(242.3%)	(195,011,215)	(195,011,215)

Sensitivity Analysis

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Banco Supervielle also has a methodology for conducting individual stress tests of market risks. These tests are performed daily, in conjunction with the calculation of the parametric VaR. The Stressed VaR indicator makes it possible to determine the risk that Grupo Supervielle would be assuming with the current composition of the trading portfolio, in the event of a repetition of the stress conditions that occurred in each historical period.

When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis using alternative measurement metrics, Grupo Supervielle recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in Grupo Supervielle’s financial condition occur because of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities, and off-balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features.
✓	The implicit options in certain assets, liabilities, and off-balance sheet items of Grupo Supervielle.

Grupo Supervielle’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first 90 days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping Grupo Supervielle’s exposure within those levels of risk appetite profile validated by the Board of Directors upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios, Grupo Supervielle uses this approach to calculate the economic capital for this risk.
✓	NIM – EaR Approach: measures changes in expected accruals over a certain period (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practice.

With the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio, The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII), This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

As established by the regulator, both Banco Supervielle and IUDÚ Compañia Financiera must use the Standardized Framework described in point 5,4, of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle must use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to IUDÚ Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and IUDU Compañia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

Following good practices in risk management and with the aim of ensuring the reasonableness of fit of the internal models used, a back testing methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is conducted.

In a context of strong increases in reference interest rates, it was necessary to adjust the dynamic rate GAP to consider daily temporary buckets. This development made it possible to gain precision in the evaluation of scenarios of parallel increases or decreases in reference interest rates. The monitoring and projection of the monthly financial margin had special relevance throughout the year.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

The exposure of the residual values of financial assets and liabilities is detailed in Schedules D and I.

The table detailed below shows the sensitivity to a possible additional variation in interest rates for the next year, considering the composition as of December 31, 2024 and 2023. The variations in the rates were determined considering the scenarios provided by Communication “A” 6397 for the calculation of Interest Rate Risk in the Investment Portfolio. The parameters taken as a basis and or budgeted by the Group for the financial year 2023 and 2023 and the changes, are considered reasonably possible based on the observation of market conditions:

Concept	12/31/2024		12/31/2023
	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	754,872	4% ARS; 2% USD	19,636,959
Increase in the interest rate	4% ARS; 2% USD	(1,205,247)	4% ARS; 2% USD	(18,760,443)

Liquidity Risk

Grupo Supervielle defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between Grupo Supervielle’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of Grupo Supervielle,
✓	Market Liquidity Risk means the risk resulting from Grupo Supervielle’s incapacity to offset an asset position at market price, because of the following two key factors:

• the assets are not liquid enough, that is, they do not have the necessary secondary market.

• the changes that may occur in the markets where they are traded

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	Liquidity Coverage Ratio, or LCR, measures the ratio of high-quality liquid assets to total net cash outflows over a 30-day period. Banco Supervielle calculates this indicator on a daily basis, with the minimum value prescribed by law being met during the year, as well as that established internally in accordance with its risk appetite.
✓	Stable Anchoring Ratio or NSFR: measures the ability of Banco Supervielle, at individual and consolidated levels, to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its anchoring. Banco Supervielle calculates this indicator on a daily basis, having met the minimum value provided for by law, as well as that established internally according to its risk appetite.
✓	Daily Liquidity Ratio: measures the relationship between assets in Immediate Availability Weights with respect to Deposits in that currency likely to be withdrawn on the day (Paid Sight Accounts and Precancelable Term Deposits able to execute the option)
✓	Broad Liquidity Ratio in Pesos: measures the relationship between liquid assets in Pesos (Availabilities, Lefi and Public Bonds with a capacity of 10%), with respect to Deposits in Pesos
✓	Liquidity ratio in USD: measures the ratio of liquid assets in USD to deposits in that currency

In addition, management is complemented by daily monitoring of a number of tracking metrics within the scope of the Committee on Assets and Liabilities (ALCO). These indicators seek to disaggregate the main components of the LCR, offering an assessment of the liquidity situation in the institution and alerting to possible changes in trends that may put into play the guidelines set out in the risk appetite policy. Within the monitoring scoreboard under this Committee, the availability of liquid assets is also assessed to respond to a possible outflow from more volatile deposits.

During 2024, liquidity indicators in pesos were at tighter levels than in previous years, due to the strong placement of credit portfolios, particularly during the last months of the year. The CRL showed a decreasing trend throughout the year.

Dollar liquidity remained at elevated levels, especially from money laundering, at around 70% throughout the year.

Economic capital calculation

Grupo Supervielle relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored daily by the Risk Area (sending due warnings upon violation cases), on a by weekly basis by the Assets and Liabilities Committee (ALCO) and monthly by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO, and the Board.

✓	Indicators that measure the concentration of funding sources, establishing Grupo Supervielle’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basel III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency, The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).

✓	The liquidity coverage ratio is used to assess Grupo Supervielle’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is conducted daily, keeping Grupo Supervielle’s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the NSFR.

✓	Individual stress tests, conducted daily upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

✓	Intraday liquidity monitoring tools as indicated above.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

✓	Regarding contingency plans, Grupo Supervielle follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, Grupo Supervielle considers the economic capital estimation unnecessary to cover such risk, if Grupo Supervielle’s solvency should not be affected once the stress tests contingency plan have been implemented.

The analysis of the maturities of assets and liabilities is found in Schedules D and I of these financial statements.

20.	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, Grupo Supervielle fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously,

In addition, Grupo Supervielle has master netting arrangement that do not satisfy the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business,

As of December 31, 2024 and 2023, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

12/31/2024	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(104,162,752)	15,847,170	(88,315,582)
Derivatives instruments	3,235,376	1,260,801	4,496,177	-	-	-
Total	3,235,376	1,260,801	4,496,177	(104,162,752)	15,847,170	(88,315,582)

12/31/2023	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(1,900,439)	(52,991,077)	(54,891,516)
Derivatives instruments	400,011	5,848,954	6,248,965	-	-	-
Total	400,011	5,848,954	6,248,965	(1,900,439)	(52,991,077)	(54,891,516)

21.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is dependable and more relevant.

The amounts expected to be recovered or settled of assets and liabilities as of December 31, 2024 and 2023 are set out below, considering:

a) those expected to be recovered or settled within the following twelve months after the reporting year, and

b) those expected to be recovered or settled after twelve months after that date.

	12/31/2024			12/31/2023
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
ASSETS
Cash and deposits in banks	652,975,869	-	652,975,869	498,892,707	-	498,892,707
Cash	151,871,913	-	151,871,913	248,262,689	-	248,262,689
Financial institutions and correspondents
B.C.R.A.	479,050,091	-	479,050,091	225,679,189	-	225,679,189
Other domestic and foreign	20,447,713	-	20,447,713	22,303,346	-	22,303,346
Other	1,606,152	-	1,606,152	2,647,483	-	2,647,483

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024			12/31/2023
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
Fair value debt securities with changes in profit or loss	263,332,202	-	263,332,202	73,021,510	-	73,021,510
Derivative instruments	4,627,810	-	4,627,810	8,264,332	-	8,264,332
Repo transactions	-	-	-	1,645,657,441	-	1,645,657,441
Other financial assets	29,967,875	-	29,967,875	101,459,558	-	101,459,558
Loans and other financing	1,529,713,536	640,450,049	2,170,163,585	880,460,098	169,745,417	1,050,205,515
Non-financial public sector	3,044,334	187,500	3,231,834	3,994,565	513,393	4,507,958
Other financial institutions	16,278,750	4,092,126	20,370,876	7,111,568	1,613,232	8,724,800
Non-financial private sector and overseas residents	1,510,390,452	636,170,423	2,146,560,875	869,353,965	167,618,792	1,036,972,757
Other debt securities	327,865,298	515,931,675	843,796,973	298,590,463	281,024,961	579,615,424
Financial assets pledged as collateral	181,323,764	-	181,323,764	101,004,445	-	101,004,445
Investments in equity instruments	8,018	702,712	710,730	34,152	762,830	796,982
Property, plant, and equipment	-	101,936,609	101,936,609	-	111,389,656	111,389,656
Investment property	-	78,633,619	78,633,619	-	99,293,820	99,293,820
Intangible assets	-	166,012,077	166,012,077	-	147,282,372	147,282,372
Deferred income tax assets	336,960	1,378,785	1,715,745	3,987,616	22,598,161	26,585,777
Other non-financial assets	17,912,752	17,629,463	35,542,215	4,635,034	36,307,591	40,942,625
TOTAL ASSETS	3,008,064,084	1,522,674,989	4,530,739,073	3,616,007,356	868,404,808	4,484,412,164

	12/31/2024			12/31/2023
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
LIABILITIES	3,173,461,243	-	3,173,461,243	2,721,389,834	651,612,088	3,373,001,922
Deposits	144,705,833	-	144,705,833	219,392,129	-	219,392,129
Non-financial public sector	185,277	-	185,277	1,037,729	-	1,037,729
Financial sector	3,028,570,133	-	3,028,570,133	2,500,959,976	651,612,088	3,152,572,064
Non-financial private sector and foreign residents	-	-	-	1,323,792	-	1,323,792
Liabilities at fair value through profit or loss	1,734,047	-	1,734,047	-	-	-
Derivatives	33,962,592	-	33,962,592	2,047,701	-	2,047,701
Other financial liabilities	164,540,046	1,645,110	166,185,156	156,057,662	2,341,266	158,398,928
Financing received from the Argentine Central Bank and other financial institutions	34,617,311	4,680,557	39,297,868	2,727,226	3,134,903	5,862,129
Subordinated debt securities	51,157,866	-	51,157,866	-	-	-
Current income tax liability	5,230,697	-	5,230,697	1,605,312	-	1,605,312
Provisions	109,131	40,493,718	40,602,849	52,241	32,389,459	32,441,700
Deferred income tax liability	(6,572,966)	9,740,641	3,167,675	3,516,680	-	3,516,680
Other non-financial liabilities	192,243,877	-	192,243,877	159,183,508	-	159,183,508
TOTAL LIABILITIES	3,650,483,844	56,560,026	3,707,043,870	3,047,903,956	689,477,716	3,737,381,672

22.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

According to estimates by the International Monetary Fund (IMF), in 2024 the global economy grew by 3.2%, showing a marginal slowdown compared with the previous year, which resulted in a 3.3% growth rate.

During the reporting period, most central banks began to relax monetary policy. This is explained by the slowdown in inflation and acceptable growth rates maintained by the major powers. The US Federal Reserve lowered the Federal Funds rate by 1 percentage point to a range of 4.50 - 4.25%, after having risen 1 point in 2023.

On commodities, a decline in global energy demand led to a fall in oil prices, especially during the last quarter. This favored the disinflationary path, especially in Europe. Also, the continued conflicts between Russia and Ukraine and between Israel and Hamas kept the oil market tense during 2024.

At the political level, US voters elected Donald Trump for a second presidential term. Prior to the take-over, the interest rate of the 10-year US bond. was close to 5%, mainly due to the fear of an economic policy that would accelerate inflation and slow down the rate cut proposed by the FED. As cabinet formation spread and the inaugural speech took place, rates fell by about 4.6 per cent. Among the prospects with international impact, it is assessed that a tough tariff policy, mainly with China, could increase the risks of a trade war.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The national environment was strongly impacted by the shock measures implemented by the government of Javier Milei. Following the signing of Decree on Necessity and Urgency (DNU) 70/2023, which repealed and amended more than 300 laws at the end of 2023, a restrictive fiscal policy was adopted. As a result, already in January there was a financial surplus that continued throughout the year, reaching a cumulative surplus of 0.3% of GDP in December. This result is due to the adjustment of primary expenditure by 26.9% and the temporary increase in the PAIS tax, which was finally eliminated.

In order to maintain fiscal balance, the national executive had to face legislative challenges. In this regard, the adoption of the Bases Law was a significant achievement, although its definitive version is less ambitious than the original text. In addition, the government vetoed two projects approved by Congress that involved increasing public spending without income support, with respect to the university’s budget and its forecast assets.

The government managed to reduce inflation from 25.5% in December 2023 to 2.7% in December 2024. The slowdown was more pronounced than initially forecast according to the Central Bank’s (BCRA) survey, inflation was expected to be close to 227% for 2024, when the final index turned out to be 117.8%. This improvement was explained by a strict discipline in public accounts that prevented the issuance of money to finance the fiscal deficit. In addition, the crawling peg regime (a monthly rate of depreciation of the exchange rate) functioned as a nominal anchor; with the evolution of inflation, the BCRA decided to lower the crawling peg from 2% to 1% from February 2025.

Another milestone of the government was money laundering conducted between August and November. US$20.085 million in cash and US$2.432 million in other charges were settled. Thus, private sector dollar deposits grew by US$16 billion and loans to the private sector in dollars increased by US$8.9 billion.

The positive shock of laundering was well received by the market, as it allowed BCRA to increase its gross and net reserves from the settlement of dollar loans in the foreign exchange market. Also, the fact that the monetary authority functioned as buyer in the last part of the year changed the expectations of economic agents, causing a significant drop in country risk to reach 635 points at the end of the year. It should be noted that the government cancelled the maturities of capital and interest on bonds that operated in the month of January 2025 for a total of US$4.5 billion (US$2.9 billion in capital and US$1.6 billion in interest). In turn, the BCRA announced a REPO with international banks, with BOPREAL Series 1-D bonds for a total bid amount of US$1 billion and a final term of 2 years 4 months. In this way, the government begins to show different alternatives for financing future debt maturities.

In relation to the IMF agreement, and after its continuity in 2023 was endangered due to the failure of all established targets, this year the fiscal target was exceeded, and the third quarter reserve goal was not reached. At the end of the reporting year and during January 2025, there was talk of a possible new agreement for the first four months of 2025, with the possibility of receiving new funds.

In relation to the economic data, with a cumulative year-on-year decline of 1.8% (latest data for December), the evolution of the national economy was affected by the development of construction (-17.6%), which suffered the brake of public works, industry (-9.2%) and trade (-7.6%), the European Commission has published a report on the situation in the United States of America. Compensation was provided by the agricultural sector, which rebounded 30.9% after the severe drought of 2023, and mining and quarrying, which grew 7.2%.

Economic activity was not homogeneous, falling at the beginning of the year but expanding in the following months. Until April, the EMAE fell 1.9% compared to December 2023, in the seasonally adjusted series, and grew to 6.8% between May and December.

In addition, at the end of November (latest available data), 113,000 seasonally adjusted jobs were lost, while total wages showed a 12.7% year-on-year increase in real terms at the end of December.

The year ended with an overall inflation rate of 117.8%, marking a significant decrease from 211% recorded for 2023. Disinflation is due to the fact that the National Treasury did not require monetary financing from the B.C.R.A. and, at the same time, an adjustment of relative prices was achieved. Thus, while regulated prices rose by 205.9%, core inflation and seasonal prices rose by 105.5% and 87.3%, respectively.

The government closed the year with a fiscal surplus of approximately 0.3% of GDP, while the primary surplus was 1.8%. The improvement in the fiscal result occurs despite the fact that revenues fell by 5.2% in real terms, with a 26.9% reduction in public expenditure. In this respect, the reduction of social welfare expenditure accounted for 32.6 per cent of the total, becoming the most crucial factor. Capital expenditure was the most reduced: 77.3% in real terms.

The trade balance showed a surplus of US$18,899 million, compared with a deficit of US$6,932 million in the previous year. The improvement is explained by an increase of 19.4% in exports, which reached US$79,721 million; imports fell

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

17.5%, with a result of US$60,822 million. With respect to the level of international reserves, 2024 closed with a stock of US$29,612 million, implying an increase of US$6,539 million compared to 2023.

In relation to monetary policy, at the beginning of 2024, the BCRA stopped bidding on liquidity letters (LELIQs) and passive passes became the instrument of monetary policy. Then, in March, the entity lowered the pass rate from 100% to 80% of TNA and additionally released the market rates that were heavily regulated since 2020. By May, the pass rate was already 40% n.a. Since then, the government has begun a process of transferring remunerated liabilities from the BCRA to the Treasury.

In this context, the banks initially disarmed their position in passive passes to go to tenders of the Treasury that offered Letras Capitalizables (LECAPs). Then, they accelerated the process and BCRA stopped renewing passes. The Treasury also issued $20 billion Liquidity Tax Bills (LEFIs) that were purchased by BCRA. As a result, banks buy and sell LEFIs to the BCRA to manage their daily liquidity.

On the other hand, BCRA has a monetary base target of $47.7 billion. It represents the April 2024 Broad Monetary Base, which consists of the monetary basis plus the remunerated liabilities at that time. In this way, the money base will grow month by month as the demand for money increases and banks satisfy it by selling LEFIs to the BCRA. As of 30 December, the monetary base was $29.7 trillion.

With regard to the financial system, during 2024 there was an improvement in the main macroeconomic indicators, with a significant reduction in the inflation rate and interest rates. In the new context, the financial system began to show early signs of recovery: demand for credit grew again, as did dollar deposits, reflecting the success of the anti-money laundering law. In addition, the BCRA removed some regulations implemented in previous efforts, such as the setting of a minimum interest rate to be paid by financial institutions on fixed terms, the maximum interest rates in the Productive Investment Financing Lines (LIP) (which continued to be the main tool used to channel credit to MiPyMEs), as well as the setting of maximum interest rates for credit card financing.

According to the data available in December 2024, the ratio of deposits and loans of the private sector in pesos to GDP was 13.0% and 8.8%, while in December 2023 the levels were at 17.1% and 8.1%, respectively. Total private sector deposits increased by 128 per cent (+5 per cent in real terms), while total loans to the private sector rose by 230 per cent year-on-year (+52 per cent in real terms). Also, market interest rates had a significant fall throughout the year: by case, BADLAR (private banks) fell 77.81 points, due to the decline in the nominality of the economy, and the monetary policy rate (Letras Fiscales de Liquidez - LEFI) was 32% (when in December 2023 the passive pass was at 100%). As of December 2, 2024 the BCRA presented the Wholesale Rate of Argentina (TAMAR), calculated on the basis of fixed term deposits of 1,000 million pesos or more, with a maturity of 30 to 35 days. Its distinctive feature is the minimum number of deposits eligible for calculation, which will be updated annually. In December, TAMAR averaged 35.18 per cent of NCT, while BADLAR averaged 32.88 per cent.

The liquidity and solvency of the financial system remain at elevated levels.

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

12/31/2024
Treasury Bills	979,983,609
Total debt instruments	979,983,609
Loans to the Public Sector	3,231,834
Total exposure to the public sector
Percentage of total assets	22%
Percentage of shareholder´s equity	119%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

23.	TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the ("IIBB") to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the CSJN.

Based on the above, the Entity considers that the fundamentals underpinning the non-taxability of this type of instruments are sound and supported by expert opinions of its own and third-party specialists, we estimate the probabilities of a favorable outcome to our majority position. Therefore, it has ceased to pay the tax on results generated by the operations of Leliqs and Passes in C.A.B.A. since April 2023 and by the operations of Passes in PBA since January 2024.

On September 30, 2023, the Act (C.A.B.A.) No. 6655 was published, which provides for the reduction of the IIBB rate to 0% or 2.85% for transactions involving passes and B.C.R.A. securities, as regulated and subject to the effective transfer of co-participation funds or as agreed with the National Government.

As of December 31, 2024 the Bank has automatic determinations from AGIP (Government Revenue Agency) for the period from June to August 2023, therefore, a contingency provision amounting to $ 31,788,908 has been constituted.

Finally, and in relation to the discussion in the province of Mendoza, we mention that pursuant to the publication of the General Resolution (ATM Mendoza) No. 70/2024 and what is set out in art. 17 of the same, we have requested the raid to the amounts duly determined, the reduction of the fine to the legal minimum and we have advanced with the payment of the sums claimed that amounted to $5,607. This raid was formally accepted by the ATM through Administrative Resolutions N° 198 and 533 of 2024.

As of the date of issue of these financial statements, we are working on the withdrawal of the action filed with the CSJN.

24.	CAPITAL MANAGEMENT

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the B.C.R.A. in its communication “A” 6260 and amendments

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under administration and regulation as of December 31, 2024 and 2023 is composed as follows (book value):

	12/31/2024	12/31/2023
Capital Stock	437,731	442,672
Paid in capital	554,292,371	554,292,371
Inflation Adjustment of capital stock	59,149,131	61,410,001
Treasury shares	18,991	14,050
Inflation adjustment of treasury shares	8,690,435	6,429,565
Cost of Treasury shares	(21,167,430)	(11,250,573)
Reserves	93,268,053	9,380,391
Retained earnings	124,958,516	111,798,898

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Other comprehensive income	2,958,644	13,914,935
Shareholders' Equity attributable to owners of the parent company	822,606,442	746,432,310
Shareholders' Equity attributable to non-controlling interests	1,088,761	598,182
TOTAL SHAREHOLDERS' EQUITY	823,695,203	747,030,492

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting, and ensuring compliance with the objectives established for capital management.

According to the guidelines established by the B.C.R.A., financial entities must maintain capital ratios to reduce the associated risks. It should be noted that as of December 31, 2024 and 2023, the Group complied with the minimum capital requirement determined in accordance with the provisions of the B.C.R.A. regulations.

Computable Patrimonial Liability is made up of the basic Net Assets and the complementary Net Assets. The balance of these concepts as of December 31, 2024 and 2023 is detailed below:

	12/31/2024	12/31/2023 (*)
Basic Shareholder´s Equity	590,649,660	510,446,879
Tier One Ordinary Capital	824,470,904	732,667,574
(Deductible concepts)	(233,821,244)	(222,220,695)
Additional Tier One Capital	-	-
Complementary Shareholder´s Equity	-	-
Tier Two Capital	-	-
(Deductible concepts)	-	-
Computable Patrimonial Responsibility	590,649,660	510,446,879

(*) Amounts corresponding to applying Communication "A" 8009 retrospectively to its comparative effects.

The consolidated Tier 1 capital ratio of Grupo Supervielle was 16.1% as of December 31, 2024.

It should be mentioned that the deductible items include balances from deferred tax assets (DTA) in accordance with point 8.4.1.1. of the Minimum Capital Rules for Financial Institutions. This deduction is made for the gross amount of the ATD’s, without taking into account any offsets that may be made of deferred tax liabilities (DTL), and which are permitted by both IFRS and Basel III rules.

The above-mentioned rules state that deferred tax assets may be offset against deferred tax liabilities when DTA and DTL relate to taxes collected by the same tax authority and the appropriate tax authority authorizes the offsetting, the situation that occurs in determining the Entity’s income tax.

If the above-mentioned compensations could have been made, the Computable Patrimonial Liability would amount to 631,952,756 and 533,921,325 by December 31, 2024 and 2023, respectively.

Below is a detail of the determined requirement:

	12/31/2024	12/31/2023 (*)
Credit risk	207,256,529	136,872,373
Operational risk	17,327,442	6,484,216
Market risk	74,466,667	51,026,020
Requirement	299,050,638	194,382,609
Integration	590,649,660	510,446,879
Excess	291,599,022	316,064,270

(*) Amounts corresponding to applying Communication “A” 8009 retrospectively for comparative purposes.

25.	OWN SHARE PURCHASE PROGRAM

On July 20, 2022, the Company’s Board of Directors decided to approve a program for the acquisition of own shares with a maximum amount to be invested of 2,000,000 or the lower amount resulting from the acquisition up to 10% of the share capital. The price to be paid for the shares was up to US$2,20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share in Bolsas y Mercados Argentinos S.A. The Company could acquire shares for a period of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term approved by the Board. The approved share program did not imply an obligation on the part of the Group to acquire a certain number of shares.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On September 13, the Supervisory Board of Grupo Supervielle S.A. approved to amend point 5 of the terms and conditions of the plan for the acquisition of own shares approved on July 20, 2022, as follows: "5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share in Bolsas y Mercados Argentinos S.A.". The remaining terms and conditions remain in force as approved.

Subsequently, on December 27, 2022, the Supervisory Board of Grupo Supervielle S.A. approved to amend point 5 of the terms and conditions of the plan for the acquisition of own shares approved on July 20, 2022 as follows: "5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share in Bolsas y Mercados Argentinos S.A.". The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of repurchased shares is shown as "own shares in portfolio" and their restatement as "full adjustment of own shares in portfolio". The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as "cost of treasury shares".

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved".

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)".

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the nominal value of repurchased shares is shown as "own shares in portfolio" and their restatement as "full adjustment of own shares in portfolio". The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as "cost of treasury shares".

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

26.	SUBSEQUENT EVENTS

On January 14, 2025, Banco Supervielle S.A. issued its class J Corporate bonds at a fixed rate of 4.18% with maturity on July 14, 2025 (6 months from the date of issue and settlement), for a nominal value of U$s $50,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The principal and interest of Class J Corporate Bonds shall be paid in full in a single payment, to be made on the due date.

On February 7, 2025, Banco Supervielle S.A. issued its class K Corporate bonds at a fixed rate of 4.15% with maturity on August 7, 2025 (6 months from the date of issue and settlement), for a nominal value of U$s 28,382. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The principal and interest of Class K Corporate Bonds shall be paid in full in a single payment, to be made on the due date.

On February 7, 2025, Banco Supervielle S.A. issued its class L Corporate bonds at a variable rate equivalent to the sum of the Tamar rate from private banks plus a margin of 2.75% with maturity on February 7, 2026, for a nominal value of $50,974. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The capital of the L-class Corporate Bonds shall be paid in full in a single payment, to be made on the due date, and interest shall be payable quarterly on the following dates: 7 May 2025, 7 August 2025, 7 November 2025, and the due date.

On March 7, 2025, Banco Supervielle S.A. issued its class M Corporate bonds at a variable rate equal to the sum of the Tamar rate from private banks plus a margin of 2.75% with maturity on March 7, 2026, for a nominal value of $30,580. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Negotiable Bonds are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The capital of the M-class Corporate Bonds will be paid in full in a single payment, to be made on the due date, and interest will be payable quarterly on the following dates: June 7, 2025, September 7, 2025, December 7, 2025 and the due date.

In addition to this, there are no events or transactions between the financial year-end and the date of issue of the consolidated financial statements that could significantly affect the balance sheet and the results of the Company as at closing of the current fiscal year.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December 31, 2024 and 2023:

Concept	HOLDING			POSITION
	Level of fair value	Book value 12/31/2024	Book value 12/31/2023	Level of fair value	Book value 12/31/2024	Final position
DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS
Of the country
Public bonds
Bono Tesoro Nac $ Cap Vto 17/10/2025	1	21,362,129	-	21,362,129	-	21,362,129
Bono Tesoro Nac $ Vto 15/12/25	1	11,305,131	-	11,305,131	-	11,305,131
Bono Tesoro Nac $ Cap Vto 13/02/26	1	19,126,669	-	19,126,669	-	19,126,669
Letras Tesoro Cap $ Vto.16/05/25	1	12,096,454	-	12,096,454	-	12,096,454
Bono Tesoro $ aj CER Vto.14/02/25	1	20,358,850	10,999,099	25,855,336	-	25,855,336
Letras Tesoro Cap $ Vto.30/09/25	1	11,701,987	-	11,701,987	-	11,701,987
Letras Tesoro Cap $ Vto.18/06/25	1	23,274,428	-	23,274,428	-	23,274,428
Letras Tesoro Cap $ Vto.28/04/25	1	14,300,708	-	14,300,708	-	14,300,708
Bono Tesoro Nac $ Vto.31/03/26	1	9,625,518	-	9,625,518	-	9,625,518
Letras Tesoro Cap $ Vto.15/08/25	1	5,817,989	-	5,817,989	-	5,817,989
Others	1	38,115,314	51,231,237	46,606,493	-	46,606,493
Bono Tesoro Boncer 2% $ 2026	1	3,188,423	-	3,188,423	-	3,188,423
Bontes $ a Desc Aj Cer V15/12/26	1	3,826,564	-	3,826,564	-	3,826,564
Bono Rep. Argentina Usd Step Up 2030	1	992,475	-	992,475	-	992,475
BONO REP. ARGENTINA USD STEP UP 2035	1	16,728	-	16,728	-	16,728
BONOS GLOBALES DE LA REP. ARG. L.E. 2035	1	108,342	-	108,342	-	108,342
BONOS GLOBALES DE LA REP. ARG. L.E. 2030	1	146,346	-	146,346	-	146,346
GLOBAL REP. ARGENTINA USD 1% 2029	1	4,647	-	4,647	-	4,647
GLOBAL REP. ARGENTINA USD STEP UP 2041	1	29,668	-	29,668	-	29,668
LETRA DEL TESORO NACIONAL CAPITALIZABLE EN PESOS CON VENCIMIENTO 14 DE MARZO DE 2025	1	3,088,097	-	3,088,097	-	3,088,097
LETRA DEL TESORO NACIONAL CAPITALIZABLE EN PESOS CON VTO 30/06/ 2025	1	8,410	-	8,410	-	8,410
LETRA DEL TESORO NACIONAL CAPITALIZABLE EN PESOS VTO 31/1/2025	1	1,803,238	-	1,803,238	-	1,803,238
Lecap Vto 31/03/2025	1	143,020	-	143,020	-	143,020
BONO DEL TESORO NACIONAL $ CER 30/06/25 - TZX25	1	1,886,580	-	1,886,580	-	1,886,580
Bono Rep Arg Aj Cer V30/06/26 $ Cg	1	1,615,432	-	1,615,432	-	1,615,432
LETRA DEL TESORO NACIONAL CAPITALIZABLE EN PESOS CON VENCIMIENTO 28 DE FEBRERO DE 2025	1	1,635,733	-	1,635,733	-	1,635,733
Lecap Vto 30/06/2025	1	10,866,133	-	10,866,133	-	10,866,133
Lecap Vto 29/08/2025	1	835,843	-	835,843	-	835,843
Lecap Vto 16/04/2025	1	8,719,292	-	8,719,292	-	8,719,292
Letras del Tesoro Cap $ V31/07/25	1	1,267,220	-	1,267,220	-	1,267,220
LETRA DEL TESORO NACIONAL CAPITALIZABLE EN PESOS CON VENCIMIENTO 31 DE OCTUBRE DE 2025	1	844,965	-	844,965	-	844,965

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concept	HOLDING			POSITION
	Level of fair value	Book value 12/31/2024	Book value 12/31/2023	Level of fair value	Book value 12/31/2024	Final position
BONO DEL TESORO NACIONAL CAPITALIZABLE EN PESOS CON VENCIMIENTO 30 DE ENERO DE 2026	1	1,811,031	-	1,811,031	-	1,811,031
Bono del Tesoro Boncer Vto 31/05/2025	1	2,061,130	-	2,061,130	-	2,061,130

B.C.R.A. Notes
Bopreal S.1 B Vto.31/10/27 U$S	1	453,815	-	453,815	-	453,815
Bopreal S.1 A Vto.31/10/27 U$S	1	260,688	-	260,688	-	260,688
Bopreal S.1 D Vto.31/10/27 U$S	1	93,617	-	93,617	-	93,617
Bopreal S.1 C Vto.31/10/27 U$S	1	93,486	-	93,486	-	93,486
Bopreal S.3 Vto.31/05/26 U$S	1	101,733	-	101,733	-	101,733
Bopreal S. 2 Vto.30/06/25 U$S	1	28,763	-	28,763	-	28,763

Private bonds
VDFF Individual Milaires UVA Vto 26/12/28	2	3,526,280	-	3,526,280	-	3,526,280
ON Petroquimica U$S Cl.Q Vto.16/07/27	1	1,118,000	-	1,118,000	-	1,118,000
ON Bco de Serv y Trans $ 18 Vto 17/06/25	2	1,010,643	-	1,010,643	-	1,010,643
ON Telecom U$S CL.16 Vto.21/07/25	1	902,587	-	902,587	-	902,587
ON Pan American Energy U$S 7 Vto.19/11/25	1	856,943	-	856,943	-	856,943
ON Petro Acon $ Cl.14 Vto.04/09/25	2	619,540	-	619,540	-	619,540
ON Cia Gen.Comb U$S V28/02/26	2	479,253	-	479,253	-	479,253
ON Pyme Sion CL13 Vto18/01/27 UVA	2	387,635	-	387,635	-	387,635
ON P Argensun U$S Vto.14/12/26	2	364,356	-	364,356	-	364,356
ON Irsa Inver y Rep C19 Vto.28/02/25 $	1	340,395	-	340,395	-	340,395
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	575	171	575	-	575
ON Bco SUPV H	1	2,846,643	-	2,846,643	-	2,846,643
ON Bco SUPV USD	1	570,000	-	570,000	-	570,000
ON Loma Negra Vto. 21/12/2025	1	586	-	586	-	586
ON Loma Negra Vto. 11/03/2026	1	20	-	20	-	20
YMCQO - ON YPF Vto. 13/02/2026	1	6,042	-	6,042	-	6,042
ON Edemsa Cl.1 Uva Vt.06/05/26	1	293,511	-	293,511	-	293,511
ON Edemsa Clase 4 Vto 29/11/2025	1	1,499,167	-	1,499,167	-	1,499,167
ON Cresud Cl 43 Badlar Vto 17/01/2025	1	323,214	-	323,214	-	323,214
ON Albanesi Cl 14 Badlar Vt 14/02/2025	1	631,332	-	631,332	-	631,332
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	1,197,897	-	1,197,897	-	1,197,897

Others	1	13,340,987	10,791,003	13,340,987	-	13,340,987

Total Debt securities with changes in results		263,332,202	73,021,510	277,319,867	-	277,319,867

OTHER DEBT INSTRUMENTS
Measured at fair value with changes in ORI
Of the country

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concept	HOLDING			POSITION
	Level of fair value	Book value 12/31/2024	Book value 12/31/2023	Level of fair value	Book value 12/31/2024	Final position
Public bonds
LT Fiscal de Liquidez $ Vto 17/07/25	2	90,188,363	-	90,188,363	-	90,188,363
Bono Rep. Arg. U$S STEP UP 2030	1	22,012,500	-	22,012,500	-	22,012,500
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	2	214,809	-	214,809	-	214,809
Bono Tesoro Nac $ Cap Vto 17/10/2025	1	108,139	-	108,139	-	108,139
Bono Nación Dual Vto 30/04/24	1	-	6,812,509	-	-	-
Bono de La Nacion Argentina En Moneda Dual Vto 30/06/24	1	-	6,142,132	-	-	-
Bono Tesoro $ aj CER Vto.14/02/25	1	-	23,225,977	-	-	-
Bono Nación Dual Vto 30/08/24	1	-	14,761,652	-	-	-

Others		-	4,380,596	-	-	-

Private bonds
ON Cia Gen Comb. Vto 10/10/27 U$S	1	6,894,324	-	6,894,324	-	6,894,324
ON Msu Green Energy Cl.3 U$S	1	5,152,923	-	5,152,923	-	5,152,923
ON Edemsa CL.1 UVA Vto.06/05/26	2	4,090,561	-	4,090,561	-	4,090,561
ON Genneia Cl.47 Vto18/10/28 U$S	1	3,978,056	-	3,978,056	-	3,978,056
ON John Deere CredVto 21/10/26 U$S	1	3,391,678	-	3,391,678	-	3,391,678
ON Oiltanking Ebytem Vto 01/11/28 U$S	1	3,122,671	-	3,122,671	-	3,122,671
ON Cresud S31 Vto 15/11/28 U$S	1	3,121,796	-	3,121,796	-	3,121,796
VDFF Mercado Crédito 26 Vto 15/08/25 $	2	2,992,875	3,430,202	2,992,875	-	2,992,875
ON Petroquímica Vto 22/10/28 U$S	1	2,968,083	-	2,968,083	-	2,968,083
ON Pan American Ener Vto 13/11/28 U$S	1	2,742,194	-	2,742,194	-	2,742,194
ON NEWSAN CL . 15 V19/05/24 WNCGO	1	-	-	-	-	-
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN	1	246,025	369,443	246,025	-	246,025
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	1	816,299	6,629,595	816,299	-	816,299
Others	1	56,107,963	23,445,882	56,107,963	-	56,107,963

Measurement at amortized cost
Of the country
Bontes $ a Desc Aj CER Vto.15/12/26	-	160,710,212	-	160,710,212	-	160,710,212
Bono Tesoro BONCER 2% $ Vto.11/09/2026	-	52,225,846	-	52,225,846	-	52,225,846
Bonte $ Vto.23/08/25	-	42,056,025	34,820,491	42,056,025	-	42,056,025
Bontes $ a Desc Aj CER Vto.15/12/25	-	40,492,539	-	40,492,539	-	40,492,539
Bono Tesoro Nac Aj CER Vto.30/06/25 $	-	46,567,408	-	46,567,408	-	46,567,408
Bono Republica Argentina $ Aj CER Vto.30/06/26	-	35,388,761	-	35,388,761	-	35,388,761
Letras del Tesoro Cap $ Vto.30/06/25	-	23,523,040	-	23,523,040	-	23,523,040
Bono del Tesoro Nacional Vto.30/06/25 U$S	-	20,437,269	-	20,437,269	-	20,437,269
Letras del Tesoro Cap $ Vto.16/05/25	-	17,267,130	-	17,267,130	-	17,267,130
Letras del Tesoro Cap $ Vto.14/03/25	-	17,258,970	-	17,258,970	-	17,258,970
Letras del Tesoro Nacional capitalizable en pesos Vto. 16/04/2025	-	1,373,053	-	1,373,053	-	1,373,053
Letras del Tesoro Nacional capitalizable en pesos Vto. 15/08/2025	-	298,600	-	298,600	-	298,600
Letras del Tesoro Nacional capitalizable en pesos Vto. 16/05/2025	-	50,996	-	50,996	-	50,996
Bono Tesoro Nacional $ Cero Cupón Aj CER VTO 30/5/ 2025	-	1,030,288	-	1,030,288	-	1,030,288

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concept	HOLDING			POSITION
	Level of fair value	Book value 12/31/2024	Book value 12/31/2023	Level of fair value	Book value 12/31/2024	Final position
Bono del Tesoro Nacional ajustable CER Vto. 30/10/2026	-	289,535	-	289,535	-	289,535
Bono del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2027	-	1,158,622	-	1,158,622	-	1,158,622
Bono del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2026	-	6,517,130	-	6,517,130	-	6,517,130
Bono del Tesoro Nacional $ Ajust. por CER 4,25% Vto. 14/2/2025	-	193	-	193	-	193
Bono del Tesoro Nacional Cap En Pesos Vto 13/02/2026	-	464,537	-	464,537	-	464,537
Letra del Tesoro Nacional Capitalizable En Pesos Con Vto 31/07/ 2025	-	112,422	-	112,422	-	112,422
Letras del Tesoro Nacional capitalizable en pesos Vto. 31/03/2025	-	754,806	-	754,806	-	754,806
Letras del Tesoro Nacional capitalizable en pesos Vto. 12/09/2025	-	458,676	-	458,676	-	458,676
Others	-	166,007,144	286,365,817	166,007,144	-	166,007,144

B.C.R.A. Notes
Letra de liquidez del B.C.R.A. Vto.11/01/24	-	-	142,088,079	-	-	-
Letra B.C.R.A. Lediv Vto 16/11/24	-	-	13,204,370	-	-	-
Letra B.C.R.A. Lediv Vto 15/11/24	-	-	9,507,146	-	-	-
Letra B.C.R.A. Lediv Vto 14/11/24	-	-	880,290	-	-	-

Private bonds
Pagaré U$S Vto 13/05/25	1	506,426	-	506,426	-	506,426
Pagaré U$S Vto 18/10/24	1	266,243	-	266,243	-	266,243
FF Red Surcos XXXIII	1	228,754	-	228,754	-	228,754
Pagaré U$S Vto 24/04/25	1	203,089	-	203,089	-	203,089
ON Msu CL 6 U$S Vto.02/11/24	1	-	2,659,920	-	-	-
ON Gn Medi/CT Roca 17 U$S Vto.07/11/24	1	-	891,289	-	-	-
Pagaré U$S Vto 18/10/24	1	-	-	-	-	-
Others	1	-	34	-	-	-

Total other debt securities		843,796,973	579,615,424	843,796,973	-	843,796,973

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
Of the country
Private bonds
Ternium Arg S.A.Ords."A"1 Voto Esc	-	22,695	2,424	22,695	-	22,695
Holcim Arg	-	10,850	15,718	10,850	-	10,850
Aluar SA	-	3,139	68	3,139	-	3,139
Cedear SPDR Dow Jones Ind	-	2,479	3,926	2,479	-	2,479
Cedear SPDR S&P	-	2,312	3,327	2,312	-	2,312
Cedear Financial Select Sector	-	2,235	3,114	2,235	-	2,235
Cedear Ishares MSCI Brasil	-	631	1,744	631	-	631
Pampa Energía S.A.	-	-	57,135	-	-	-
Edenor SA	-	-	12,628	-	-	-
Loma Negra S.A.	-	-	5,252	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concept	HOLDING			POSITION
	Level of fair value	Book value 12/31/2024	Book value 12/31/2023	Level of fair value	Book value 12/31/2024	Final position
Banco Galicia	-	8,017	-	8,017	-	8,017
Central Puerto	-	-	-	-	-	-
Others	-	-	1,573	-	-	-

Measured at fair value with changes in ORI
Of the country
Other	3	658,372	690,073	658,372	-	658,372

Total equity instruments		710,730	796,982	710,730	-	710,730
Total		1,107,839,905	653,433,916	1,121,827,570	-	1,121,827,570

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2024 and 2023 balances of loans and other financing are the following:

	12/31/2024	12/31/2023
COMMERCIAL PORTFOLIO

Normal situation	1,059,305,218	749,195,973
-With "A" Preferred Collateral and Counter-guarantees	11,060,504	12,744,847
-With "B" Preferred Collateral and Counter-guarantees	37,948,682	57,905,295
- Without Preferred Collateral nor Counter-guarantees	1,010,296,032	678,545,831

Subject to special monitoring
- Under Observation	12,167,086	21,503,956
-With "A" Preferred Collateral and Counter-guarantees	-	94,636
-With "B" Preferred Collateral and Counter-guarantees	5,187,805	20,102,819
- Without Preferred Collateral nor Counter-guarantees	6,979,281	1,306,501

With problems	8,589,311	146
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	4,825,112	-
- Without Preferred Collateral nor Counter-guarantees	3,764,199	146

High risk of insolvency	323,024	313,466
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	57,791	-
- Without Preferred Collateral nor Counter-guarantees	265,233	313,466

Uncollectible	3	442,757
-With "A" Preferred Collateral and Counter-guarantees	-	3,175
-With "B" Preferred Collateral and Counter-guarantees	-	160,838
- Without Preferred Collateral nor Counter-guarantees	3	278,744

TOTAL COMMERCIAL PORTFOLIO	1,080,384,642	771,456,298

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2024	12/31/2023
CONSUMER AND HOUSING PORTFOLIO

Normal situation	1,358,026,400	572,778,957
-With "A" Preferred Collateral and Counter-guarantees	29,710,935	17,217,760
-With "B" Preferred Collateral and Counter-guarantees	400,234,423	46,326,420
- Without Preferred Collateral nor Counter-guarantees	928,081,042	509,234,777

Low Risk	26,472,353	9,064,992
-With "A" Preferred Collateral and Counter-guarantees	206,284	96,397
-With "B" Preferred Collateral and Counter-guarantees	11,509,030	975,152
- Without Preferred Collateral nor Counter-guarantees	14,757,039	7,993,443

Medium Risk	12,371,810	7,247,981
-With "A" Preferred Collateral and Counter-guarantees	110,866	57,485
-With "B" Preferred Collateral and Counter-guarantees	2,832,342	323,063
- Without Preferred Collateral nor Counter-guarantees	9,428,602	6,867,433

High Risk	8,143,422	4,544,964
-With "A" Preferred Collateral and Counter-guarantees	10,062	14,520
-With "B" Preferred Collateral and Counter-guarantees	2,362,436	358,770
- Without Preferred Collateral nor Counter-guarantees	5,770,924	4,171,674

Uncollectible	2,138,523	3,518,778
-With "A" Preferred Collateral and Counter-guarantees	14,390	46,482
-With "B" Preferred Collateral and Counter-guarantees	417,246	170,755
- Without Preferred Collateral nor Counter-guarantees	1,706,887	3,301,541

TOTAL CONSUMER AND HOUSING PORTFOLIO	1,407,152,508	597,155,672
TOTAL GENERAL(1)	2,487,537,150	1,368,611,970

(1) Conciliation with Statement of Financial Position:
Loans and other financing	2,170,163,585	1,050,205,515
Other debt securities	843,796,973	579,615,424
Off-balance sheet items	172,059,573	238,665,421
more Allowances for loan losses	53,399,530	42,156,814
more IFRS adjustments not computable for ESD	(23,142)	2,438,526
less Public Bonds valued at Amortized Cost	(751,859,369)	(544,469,730)
Total	2,487,537,150	1,368,611,970

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2024 and 2023 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	12/31/2024		12/31/2023
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	241,244,102	9.7%	150,447,093	11.0%
50 following largest customers	381,652,163	15.3%	268,996,491	19.7%
100 following largest customers	270,148,182	10.9%	201,456,259	14.7%
Rest of customers	1,594,492,703	64.1%	747,712,127	54.6%
TOTAL	2,487,537,150	100.0%	1,368,611,970	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2024 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	3,009,184	-	66,792	66,792	133,583	200,375	3,476,726
Financial Sector	-	15,505,051	417,485	663,867	1,341,957	2,104,689	4,582,097	24,615,146
Non-financial private sector and residents abroad	29,220,660	952,344,707	547,921,419	732,816,231	929,545,415	1,106,884,591	1,520,118,743	5,818,851,766
TOTAL	29,220,660	970,858,942	548,338,904	733,546,890	930,954,164	1,109,122,863	1,524,901,215	5,846,943,638

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the year ended December 31, 2024, were as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	12/31/2024	12/31/2023
Cost model
Furniture and facilities	32,740,189	10	-	494,582	(375,288)	(27,874,699)	545,450	(1,261,526)	(28,590,775)	4,268,708	4,865,490
Machinery and equipment	114,822,296	10	-	5,191,567	(439,459)	(100,202,871)	471,854	(6,122,193)	(105,853,210)	13,721,194	14,619,425
Vehicles	4,978,978	5	-	249,499	(1,670,811)	(2,114,106)	1,250,739	(863,531)	(1,726,898)	1,830,768	2,864,872
Right of Use Assets	20,879,928	50	-	8,768,042	(9,626,791)	(11,966,723)	9,587,479	(9,714,670)	(12,093,914)	7,927,265	8,913,205
Construction in progress	12,317,878	-	-	4,948,050	(4,528,805)	-	-	-	-	12,737,123	12,317,878
Revaluation model
Land and Buildings	73,669,705	50	(4,991,821)	-	(33,225)	(5,860,919)	0	(1,332,189)	(7,193,108)	61,451,551	67,808,786
Total	259,408,974		(4,991,821)	19,651,740	(16,674,379)	(148,019,318)	11,855,522	(19,294,109)	(155,457,905)	101,936,609	111,389,656

Movements in investment properties for the year ended December 31, 2024, were as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 12/31/2024	Net carrying 12/31/2023
						Accumulated	Disposals	Of the year	At the end of the year
Cost model
Rent building	2,553,435	5	-	586,596	(539,781)	(835,189)	245,502	(458,587)	(1,048,274)	1,551,976	1,718,246
Measurement at fair value
Rent building	97,575,574	50	(10,188,877)	-	(10,305,054)	-	-	-	-	77,081,643	97,575,574
Total	100,129,009		(10,188,877)	586,596	(10,844,835)	(835,189)	245,502	(458,587)	(1,048,274)	78,633,619	99,293,820

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the year ended December 31, 2024 were as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	12/31/2024	12/31/2023
Measurement at cost
Goodwill	58,855,289		-	-	-	-	-	-	58,855,289	58,855,289
Brands	3,987,731		-	-	-	-	-	-	3,987,731	3,987,731
Other intangible assets	231,211,540		45,918,031	(445,618)	(146,772,188)	(14,520)	(26,728,188)	(173,514,896)	103,169,057	84,439,352
TOTAL	294,054,560		45,918,031	(445,618)	(146,772,188)	(14,520)	(26,728,188)	(173,514,896)	166,012,077	147,282,372

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of December 31, 2024 and 2023 the concentration of deposits is the following:

Number of customers	Deposits
	12/31/2024		12/31/2023
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	1,125,737,367	35.5%	1,441,715,450	42.7%
50 following largest customers	687,495,686	21.7%	755,879,142	22.4%
100 following largest customers	174,711,197	5.5%	144,697,646	4.3%
Rest of customers	1,185,516,993	37.4%	1,030,709,684	30.6%
TOTAL	3,173,461,243	100.0%	3,373,001,922	100%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	139,651,136	5,918,110	-	-	-	-	145,569,246
Financial sector	185,277	-	-	-	-	-	185,277
Non-financial private sector and overseas residents	2,588,995,950	267,996,111	174,275,118	36,252,517	-	-	3,067,519,696
Derivative instruments	1,734,047	-	-	-	-	-	1,734,047
Pass operations	33,962,592	-	-	-	-	-	33,962,592
Other financial liabilities	160,951,266	1,137,821	1,387,108	2,136,540	1,990,198	426,030	168,028,963
Financing received from the B.C.R.A. and other financial institutions	19,231,031	6,445,644	10,061,528	1,881,890	3,141,820	5,177,061	45,938,974
Marketable bonds issued	-	1,956,934	33,590,051	22,834,712	-	-	58,381,697
TOTAL	2,944,711,299	283,454,620	219,313,805	63,105,659	5,132,018	5,603,091	3,521,320,492

As of December 31, 2024

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2024 and 2023:

Items	As of December 31, 2024	As of December 31, 2024 (per currency)				As of December 31, 2023
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	448,012,239	438,992,379	5,902,773	52,975	3,064,112	438,232,468
Debt securities at fair value through profit or loss	21,779,880	21,779,880	-	-	-	18,912,660
Derivatives	131,633	131,633	-	-	-	345,005
Other financial assets	6,570,019	6,569,791	99	-	129	17,730,667
Loans and other financing	370,416,173	369,749,954	666,219	-	-	93,432,046
Other Debt Securities	101,947,875	101,947,875	-	-	-	65,696,201
Financial assets pledged as collateral	4,853,835	4,853,835	-	-	-	15,175,793
Other non-financial assets	841,769	841,769	-	-	-	1,298,374
TOTAL ASSETS	954,553,423	944,867,116	6,569,091	52,975	3,064,241	650,823,214

LIABILITIES
Deposits	851,294,655	845,870,430	5,424,225	-	-	523,449,531
Non-financial public sector	9,159,851	9,158,291	1,560	-	-	15,519,561
Financial sector	312	312	-	-	-	4,124
Non-financial private sector and foreign residents	842,134,492	836,711,827	5,422,665	-	-	507,925,846
Liabilities at fair value with changes in results	36,552,811	34,290,943	2,186,483	134	75,251	38,044,919
Other financial liabilities	17,516,973	16,868,565	648,408	-	-	557,031
Financing received from the Argentine Central Bank and other financial institutions	31,030,668	31,030,668	-	-	-	-
Other non-financial liabilities	651,214	651,202	1	-	11	3,044,303
TOTAL LIABILITIES	937,046,321	928,711,808	8,259,117	134	75,262	565,095,784

NET POSITION	17,507,102	16,155,308	-1,690,026	52,841	2,988,979	85,727,430

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of December 31, 2024:

Items	Balances at the beginning of the year	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the year
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	37,901,483	13,773,640	8,069,780	10,039,320	(20,496,610)	49,287,613
Other financial institutions	15,459	28,664	-	-	(8,360)	35,763
SPNF and residents from abroad	37,886,024	13,744,976	8,069,780	10,039,320	(20,488,250)	49,251,850
Overdrafts	2,467,915	345,166	56,479	503,154	(1,334,615)	2,038,099
Promissory Notes	1,614,005	572,576	19,789	198,631	(872,832)	1,532,169
Mortgages	1,695,725	79,487	73,240	(391,943)	(917,025)	539,484
Automobile and other secured loans	382,977	1,166,451	1,383,755	3,374,734	(207,109)	6,100,808
Personal loans	15,353,246	8,387,424	3,771,971	6,259,138	(8,302,828)	25,468,951
Credit cards loans	9,095,362	2,800,507	77,853	1,905,504	(4,918,649)	8,960,577
Receivable from Financial leases	945,327	86,986	59,262	28,767	(511,220)	609,122
Other	6,331,467	306,379	2,627,431	(1,838,665)	(3,423,972)	4,002,640
Other debt securities	155,525	158,801	6,199	121,811	(84,107)	358,229
Eventual responsibility	896,451	30,834	(232,574)	-	(484,789)	209,922
Unused credit card balances	3,172,768	1,877,712	(87,396)	-	(1,715,790)	3,247,294
Checking account revocable agreements	30,587	122,239	160,187	-	(16,541)	296,472
Total of Allowances	42,156,814	15,963,226	7,916,196	10,161,131	(22,797,837)	53,399,530

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company aims to position itself as a leader in the local financial business by offering innovative, inclusive, and accessible financial services. Its strategy, conducted through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the care model and the price/risk ratio required.

The result for the year ended 31 December 2024, shows a profit of 125,278,469 which represents an average return on equity of 15.7%. This result was mainly due to the results of our investments in companies.

The Ordinary Annual Shareholders' Meeting held on April 19, 2024 approved the profit allocation for the year ended December 31, 2023 as follows: (i) legal reserve of thousands of pesos $12,266,518; (ii) Other reserves for thousands of pesos $ 71,621,144 and (iii) reserve for future dividends for thousands of pesos $ 27,962,555, subsequently decommitted for the payment of dividends.

Grupo Supervielle S.A. is the controlling company of the economic group as of December 31, 2024 and December 31, 2023, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		12/31/2024	12/31/2023
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of December 31, 2024, Banco Supervielle S.A. has assets amounting to 4,291,767,465, a net worth of 668,435,140 attributable to the owners of the parent company. The net result attributable to the owners of the holding company as of December 31, 2024 was positive 95,232,978, mainly due to the financial margin and service margin.

Supervielle Asset Management S.A. is a Common Investment Fund Manager Company whose purpose is the promotion, management, and administration of common investment funds in accordance with the provisions of Law 24.083, its Regulatory Decree and any other legal or regulatory provision that covers such activity. The net result as of December 31, 2024 showed a profit of 14,113,826.

Sofital S.A.U.F. e I. is a company whose main activity is to conduct financial operations and administration of securities. The net result as of December 31, 2024 showed a profit of 3,516,457.

Espacio Cordial de Servicios S.A. is a company whose object is the marketing of all kinds of goods and services related to insurance activities, tourism, health plans and/ or services and other goods and services. The net result as of December 31, 2024 showed a loss of 276,936.

Supervielle Seguros S.A., the insurance company of the Grupo Supervielle S.A., has a net worth of 17,433,608 and assets of 36,846,434. As of December 31, 2024, it obtained a positive result of 3,753,247.

Micro Lending S.A.U., specializes in the marketing of collateral loans, particularly for used cars. As of December 31, 2024 reported a profit of 2,944,136.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online broker segment in Argentina, and a reference within the Fintech sector in the country. InvertirOnline S.A.U posted a profit of 16,748,836 as of December 31, 2024, and Portal Integral de Inversiones S.A.U. posted positive results of 628,372 as of December 31, 2024. On the other hand, Dólar IOL S.A.U. It was liquidated on June 30, 2023.

IOL Holding S.A. is a company that has shareholdings in other companies dedicated to providing stock exchange services at regional level. As of December 31, 2024, it had a positive result of 15,458,180.

Bolsillo Digital S.A.U. is a company dedicated to the marketing of products and services related to the management and processing of payments. As of December 31, 2024, the company had a negative result of 35,591.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own or on behalf of third parties or associated with third parties, in the country or abroad, to function as an agent in the categories in which the National Securities Commission duly registers it. As of December 31, 2024, it had a positive result of 1,503,015.

Supervielle Productores Asesores de Seguros S.A. is a company whose object is to conduct the activity of intermediation, promoting the conclusion of life insurance contracts, patrimonial and previsionals. As of December 31, 2024, the company had a profit of 1,655,620.

ASSET STRUCTURE, RESULTS, STRUCTURE OF CASH FLOWS AND MAIN RATIOS.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of December 31, 2024, 2023, 2022, 2021 and 2020 corresponds to the originally reported figures expressed in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Statement of Financial Position	12/31/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020
Total Assets	4,530,169,546	4,484,412,164	4,729,575,481	5,157,309,116	4,983,065,234
Total Liabilities	3,706,474,343	3,737,381,672	4,099,555,996	4,475,697,273	4,257,942,175
Shareholders’ Equity	823,695,203	747,030,492	630,019,485	681,611,843	725,123,059
Total Liabilities plus Shareholders’ Equity	4,530,169,546	4,484,412,164	4,729,575,481	5,157,309,116	4,983,065,234

Income Statement	12/31/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020
Net income from interest	801,756,681	829,298,395	592,692,352	566,967,066	719,305,157
Net income from commissions	178,117,939	181,572,375	163,716,701	183,032,054	191,757,509
Net income before income tax	175,601,642	188,729,218	(51,747,724)	(20,834,740)	82,732,751
Total comprehensive income attributable to owners of the parent company - Earnings	114,053,544	118,782,384	(38,771,762)	(28,015,826)	78,506,921

Consolidated Cash Flow Statement	12/31/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020
Total operating activities	523,001,449	344,705,111	20,567,342	118,565,311	200,561,725
Total investment activities	(46,081,841)	(37,177,376)	(92,935,789)	(63,886,719)	(86,180,015)
Total financing activities	36,413,819	(48,210,908)	(166,076,643)	(165,957,244)	(283,679,961)
Effect of changes in exchange rate	262,998,582	528,698,512	205,399,272	141,313,288	452,699,327
Net increase in cash and cash equivalents	(561,800,396)	(607,320,482)	(394,358,743)	(226,103,527)	(256,343,051)

EQUITY STRUCTURE. RESULTS. STRUCTURE OF GENERATION OR USE OF FUNDS. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020

Liquidity	24,03%	16,25%	(16,36%)	15,40%	22,09%
- Cash and cash equivalents (1)	762,738,055	548,206,442	-607,320,482	586,926,126	786,912,256
- Deposits	3,173,461,243	3,373,001,922	3,712,890,717	3,810,404,642	3,561,885,828

Solvency	22,22%	19,99%	15,37%	15,23%	17,03%
- Shareholders Equity	823.695.203	747.030.492	630.019.485	681.611.843	725.123.059
- Total Liabilities	3.706.474.343	3.737.381.672	4.099.555.996	4.475.697.273	4.257.942.175

Immobilization of Capital	8.48%	9.49%	10.69%	9.47%	9.78%
-Immobilized Assets (2)	384,280,037	425,494,250	505,378,116	488,241,756	487,403,677
-Total Assets	4,530,169,546	4,484,412,164	4,729,575,482	5,157,309,116	4,983,065,234

(1) Includes cash, private and public securities quoted and shares in mutual funds.

(2) Includes: Investment property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1st , 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1st , 2017 to be used as comparative base of the financial

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2024

(expressed in thousands of pesos in homogeneous currency)

year to start on January 1st , 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019, the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1st , 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1st , 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A., established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1st, 2020, except for debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is exclusively to carry out financial and investment activities;
●	the investment in financial institutions and insurance company represents 83% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	94.29% of Grupo Supervielle S.A. income comes from the participation in the financial institutions' and insurance company’s results.
●	Grupo Supervielle S.A. has a direct and indirect shareholding of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

For the year 2025, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Financial Statements

For the financial year ended on December 31, 2024, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2024	12/31/2023
ASSETS
Cash and due from banks	1.4,3 and 5.1	265,357	3,644,309
Cash
Other local and financial institutions		265,357	3,644,309
Debt Securities at fair value through profit or loss	2, 3, 5.2 and A	-	3,480,600
Other financial assets	1.4, 2, 3, 5.3 and 9	329,825	2,950,381
Other debt securities	2, 3, 5.4 and A	5,448,372	20,762,110
Financial assets pledged as collateral	5.5 and 6	-	14,240
Current income tax assets		222,576	-
Investment in subsidiaries, associates, and joint ventures	4 and 5.6	795,555,875	646,140,189
Intangible Assets	G and 5.7	20,566,813	70,789,795
Deferred income tax assets	9	129,894	1,854,885
Other non-financial assets	5.8 and 9	681,919	1,165,381
TOTAL ASSETS		823,200,631	750,801,890

LIABILITIES
Deferred income tax liability		-	1,669,374
Other Non-Financial Liabilities	5.9 and 9	594,189	2,700,206
TOTAL LIABILITIES		594,189	4,369,580

SHAREHOLDERS' EQUITY
Capital stock	10	437,731	442,672
Capital Adjustments		554,292,371	554,292,371
Paid in capital		59,149,131	61,410,001
Own shares in portfolio		18,991	14,050
Comprehensive adjustment of shares in portfolio		8,690,435	6,429,565
Cost of treasury stock		(21,167,430)	(11,250,573)
Earnings Reserved		93,268,053	9,380,391
Reserve		(204,020)	(63,044)
Other comprehensive income		2,939,451	13,895,742
Net Income for the year		125,181,729	111,881,135
TOTAL SHAREHOLDERS' EQUITY		822,606,442	746,432,310
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		823,200,631	750,801,890

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	12/31/2024	12/31/2023
Interest income	5.10	4,860,005	15,771,378
Net interest income		4,860,005	15,771,378
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	5.11	2,073,587	6,486,367
Result from derecognition of financial asset measured at amortized cost		1,867,892	2,196,670
Difference in gold and foreign currency quotations		362,324	3,771,899
Financial and holding results		4,303,803	12,454,936
Subtotal		9,163,808	28,226,314
Other operating income	5.12	4,462,749	2,992,280
Result for exposure to changes in currency purchasing power		(13,981,473)	(26,489,371)
Impairment losses on financial assets		9,667	(11,976)
Net operating income		(345,249)	4,717,247
Personal expenses	5.13	(684,426)	(344,332)
Administrative expenses	5.14	(3,111,216)	(2,837,270)
Depreciation and impairment of non-financial assets	G	(451,673)	(9,587,158)
Other operating expenses	5.15	(1,013,949)	(484,245)
Net operating income		(5,606,513)	(8,535,758)
Profit or loss by subsidiaries, associates, and joint ventures	5.16	132,151,181	122,373,036
Profit before income tax		126,544,668	113,837,278
Income tax	8	(1,362,939)	(1,956,143)
Net profit for the year		125,181,729	111,881,135

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
NUMERATOR
Net income for the year attributable to owners of the parent company	125,181,729	111,881,135
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	125,181,729	111,881,135

DENOMINATOR
Weighted average of ordinary shares	439,664	442,727
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	439,664	442,727

Basic Income per share	284.72	252.71
Diluted Income per share	284.72	252.71

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Net income for the year	125,181,729	111,881,135
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive (Loss) / Income of associates and joint ventures recorded through the utilization of the participation method	(13,854,140)	7,489,577
(Loss) / Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(13,854,140)	7,489,577
Foreign currency translation adjustment	1,001,625	964,381
Foreign currency translation adjustment for the fiscal year	1,001,625	964,381
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	1,724,330	(1,552,709)
Income / (Loss) for the year from financial instrument at fair value through other comprehensive income	2,302,329	(2,034,335)
Income tax	(577,999)	481,626
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(11,128,185)	6,901,249
Total Other Comprehensive (Loss) / Income	(11,128,185	6,901,249
Total Comprehensive Income	114,053,544	118,782,384

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	61,410,001	554,292,371	14,050	6,429,565	(11,250,573)	-	9,380,391	111,818,091	14,256,688	1,383,746	(1,744,692)	746,432,310
Other movements	-	-	-	-	-	-	-	-	(171,894)	171,894	-	-	-
Consideration of results approved by the General Assembly of Shareholders held on April 19, 2024:
Constitution of reserves	-	-	-	-	-	-	12,266,518	71,621,144	(83,887,662)	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	(27,962,555)	-	-	-	(27,962,555)
Acquisition of own shares	(4,941)	(2,260,870)	-	4,941	2,260,870	(9,916,857)	-	-	-	-	-	-	(9,916,857)
Net income for the year	-	-	-	-	-	-	-	-	125,181,729	-	-	-	125,181,729
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(13,854,140)	1,001,625	1,724,330	(11,128,185)
Balance on December 31, 2024	437,731	59,149,131	554,292,371	18,991	8,690,435	(21,167,430)	12,266,518	81,001,535	124,977,709	574,442	2,385,371	(20,362)	822,606,442

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2022	444,411	62,206,176	575,395,145	12,311	5,633,390	(9,380,410)	7,025,270	35,021,758	(53,769,409)	6,767,111	419,365	(191,983)	629,583,135
IFRS 17 adjustment									(63,046)				(63,046)
Balance on December 31, 2022	444,411	62,206,176	575,395,145	12,311	5,633,390	(9,380,410)	7,025,270	35,021,758	(53,832,455)	6,767,111	419,365	(191,983)	629,520,089
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Use of reserves	-	-	(21,102,774)	-	-	-	(7,025,270)	(25,641,367)	53,769,411	-	-	-	-
Acquisition of own shares	(1,739)	(796,175)	-	1,739	796,175	(1,870,163)	-	-	-	-	-	-	(1,870,163)
Net income for the year	-	-	-	-	-	-	-	-	111,881,135	-	-	-	111,881,135
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	7,489,577	964,381	(1,552,709)	6,901,249
Balance on December 31, 2023	442,672	61,410,001	554,292,371	14,050	6,429,565	(11,250,573)	-	9,380,391	111,818,091	14,256,688	1,383,746	(1,744,692)	746,432,310

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CASH FLOW

For the financial years ended on December 31, 2024 and 2023

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year before Income Tax	126,544,668	113,837,278

Adjustments to obtain flows from operating activities:
Results by associates and joint ventures	(132,151,181)	(122,373,036)
Depreciation and devaluation	451,673	9,587,158
Impairment losses on financial assets	(9,667)	11,976
Difference in gold and foreign currency quotations	(362,324)	(3,771,899)
Interest on loans and other financing	(4,860,013)	(15,771,385)
Interest on deposits and financing received	8	7
Result for exposure to changes in currency purchasing power	13,981,473	26,489,371
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	(2,073,587)	(6,486,367)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	3,480,600	(3,480,600)
Other debt securities	24,559,326	14,332,905
Financial assets pledged as collateral	14,240	(14,240)
Other assets	6,399,500	2,224,088

Increases / (decreases) from operating liabilities:
Other liabilities	(2,106,002)	792,957
Income Tax Payments	(2,107,898)	(1,654,163)

NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	31,760,816	13,724,050

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	(63,507,675)	(30,630)
Dividends paid	(27,962,555)	-

Collections:
Liquidation of subsidiaries	-	15,947
Sale of PPE, intangible assets and other assets	49,771,309	-

Subsidiary capital reduction	-	1,505,467

NET CASH USED IN INVESTING ACTIVITIES (B)	(41,698,921)	1,490,784

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Repurchase of own shares	(9,916,857)	(1,870,163)
Collections:
Dividends collected	27,474,507	12,844,757

NET CASH USED IN FINANCING ACTIVITIES (C)	17,557,650	10,974,594

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(709,931)	(13,448,803)

GRUPO SUPERVIELLE S.A.

	12/31/2024	12/31/2023
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY IN CASH AND EQUIVALENTS (E)	(12,909,218)	(9,268,669)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	(5,999,604)	3,471,956
Cash and cash equivalents at the beginning of the year (Note 1.4)	6,593,356	3,121,400
Cash and cash equivalents at the end of the year (Note 1.4)	593,752	6,593,356

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter "the Group"), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and from obtaining income from other financial assets.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial institution covered by Law No. 21.526 on Financial Institutions and subject to the regulations of the B.C.R.A. Therefore, the valuation and exposure guidelines used by that Entity have been adopted in accordance with the provisions of Title IV, Chapter I, Section I, article 2 of the 2013 Ordered Text of the National Securities Commission (C.N.V.).

These separate financial statements have been approved by the Company’s Board of Directors at its meeting on March 10, 2025.

1.1 Differences between the accounting framework established by the B.C.R.A. and IFRS

These financial statements have been prepared in accordance with the accounting reporting framework established by the B.C.R.A. which is based on the IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Standards Committee (IFRIC), for institutions under its supervision, with the following exceptions:

●	temporary exemption from the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on non-financial public sector debt instruments.

If IFRS 9 had been applied to the debt instruments of the non-financial public sector, a net tax reduction of 6,733 million and 3,048 million would have been recorded in the Group’s assets as of December 31, 2024 and 2023, respectively.

●	except for the provisions of Communication "A" 7014 dated 14 May 2020, where the B.C.R.A. has established that Public Sector debt instruments which financial institutions receive in exchange from others must be recognized initially at the book value held by the instruments delivered on the date of such exchange, without analyzing whether or not the derecognition criteria set out in IFRS 9 are met, or eventually recognizing the new instrument received at its market value as required by IFRS 9.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 18,163 million would have been recorded in the Group’s equity as of December 31, 2024.

●	option to classify the holding in dual bonds at amortized cost or fair value with consideration in other comprehensive income: the B.C.R.A. allows financial institutions to classify such bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with consideration in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criterion of "only principal payments plus interest" as set out in IFRS 9, therefore, in accordance with that standard, the Group should have valued those instruments at fair value with consideration for profit or loss. If IFRS 9 had been applied and the bonds measured at fair value through profit or loss, a net income tax increase of 9 million would have been recorded in the Group’s equity as of December 31, 2023.

The Group management has concluded that these financial statements reasonably present the financial position, financial performance, and cash flows.

The preparation of separate financial statements requires the Group to make estimates and assessments that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as income and expenses recorded for the period. In this sense, estimates are made to calculate, for example, projections for credit risk, useful lives of property, plant and equipment, depreciation and amortization, recoverable value of assets, the income tax charge, and the fair value of certain financial instruments. Actual future results may differ from the estimates and assessments made at the date of preparation of these separate financial statements.

Areas that involve a greater degree of judgement or complexity or areas where assumptions and estimates are material to consolidated financial statements are described in Note 2.

As of the date of issue of these financial statements, they are awaiting transcription into the Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.1.1 Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2. Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001, In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st , 2002, Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B,O, 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T,O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1st, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2024.

1.1.3. Comparative information

The balances for the year ended December 31, 2023 that are presented in these consolidated financial statements for comparative purposes arise from the financial statements at those dates which were prepared under the rules in force for that year. Certain figures in those financial statements have been reclassified to present information in accordance with the rules in force as of December 31, 2024.

It should be noted that, due to the restatement of financial statements in accordance with IAS 29 and as established by Communication "A" 7211, the Group adjusts the figures in the Statement of Financial Situation, Statement of Operations, Statement of Other Comprehensive Results and Statement of Changes in Equity and their respective notes as of December 31, 2023 for the purpose of presenting them in a homogeneous currency.

1.1.4. Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the year ended 31 December 2024 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the year ended December 31, 2024:

(a)	Amendments to IFRS 16 - Leases: These amendments include requirements for IFRS 16 sale and leaseback transactions to explain how an entity accounts for a sale and leaseback after the date of the transaction. It is expected sale and leaseback transactions where some or all lease payments variable payments that do not depend on an index or rate are the most affected by these modifications. The modifications are effective for the years started from January 1st, 2024. There were no significant impacts.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(b)	Amendments to IAS 1 - Non-current liabilities under covenants: These amendments clarify how the conditions to be fulfilled by an institution within 12 months of the reporting period are reported affect the classification of a liability. The changes are effective by the exercises started from January 1, 2024. No impacts or impacts occurred significant.

(c)	IFRS 17 - Insurance Contracts

On December 1st, 2024, the Group adopted IFRS 17 "Insurance Contracts". As required by the Standard, the Group applied the requirements retrospectively from the transition date (1 of January 2023) with comparative data for the periods prior to the transition date submitted as previously published under IFRS 4 'Insurance contracts'. IAS 1 'Presentation of statements Financial requires disclosure of a third statement of financial position at the date of transition from January 1st, 2023, given that the impact of the application is not material the Group decided not to submit such a state.

The Group has determined that reasonable and sustainable information is available for all contracts in effect at the transition date. Accordingly, the Group has: identified, recognized and measured each group of insurance contracts and each asset of insurance acquisition cash flows in this category as if IFRS 17 had always been applied; derecognized existing balances that would not exist if IFRS 17 had always been applied; and recognized any resulting net difference in equity. At the date of transition, the implementation of this Standard had the following impact.

The method used by the Group in the transition was the total retrospective approach, setting the transition date on January 1st, 2023.

	January 1st, 2023
	Insurance contracts under IFRS 4	Adjustments	Insurance contracts under IFRS 17
Assets	11,896,142	(9,508,830)	2,387,312
Liabilities	(9,820,878)	9,411,835	(409,043)
Total	2,075,263	(96,994)	1,978,269

For more details on the impacts of the application of this new standard, see Note 16 of the consolidated statements.

The changes that have not entered into force as of December 31, 2024 are set out below:

Rules and interpretations that have not entered into force as of December 31, 2024:

a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the years starting from January 1st, 2025 and allows for early application.

b)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 "Entities consolidated financial statements" and IAS 28 "Investments in associates and joint ventures". The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a "business" (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

1.1.5. Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a) a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b) the temporal value of money; and

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(c) the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●	If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

●	If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

●	If the financial instrument contains credit impairment, it is moved to “Stage 3”.

●	For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months, As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”), Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

●	Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition, ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

●	The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

Significant increase in credit risk

The Group considers that a financial asset experienced a significant increase in credit risk when it is overdue between 31 days and 90 days.

Definition of default and impaired credit

The Group considers that a financial instrument is in default status when it is overdue for more than 90 days.

Measurement of Expected Credit Losses – Explanation of inputs, assumptions, and estimation techniques

ECLs are measured on a 12-month basis or over the life of the instrument, depending on whether there has been a significant increase in credit risk since initial recognition or whether an asset is considered credit impaired. The PCEs are the discounted product of the Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), defined as follows:

●	The PD represents the probability that a debtor will not meet its financial obligation, either during the next 12 months or during the remaining lifetime (Lifetime PD) of the financial asset. The Entity uses the PD defined by the risk rating agency S&P for the corresponding rating and term.
●	The EAD is based on the amounts that the Group expects to be owed at the time of default, during the next 12 months or during the remaining life of the instrument (Lifetime EAD). To do this, the valuation of each asset is considered at the time of the calculation, since it considers the flows discounted to the IRR.
●	The LGD represents the Group's expectation regarding the amount of loss in an exposure in default status. The LGD is expressed as a percentage of loss per unit of exposure at the time of default. For the estimate, the Entity considers the 2019 LETES reprofile given that up to now there has been no worse scenario.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The PCE is determined by projecting the PD, LGD and EAD for each future maturity, considering principal amortization and interest payments. These three components are multiplied and adjusted based on the probability of survival (i,e,, the exposure has not been pre-canceled or entered default status in a previous month),

Sensitivity analysis

The following details the changes in the ECPs as of December 31, 2024 that would result from reasonably possible changes in the following parameters:

December 31, 2024
Provisions for expected credit loss	9,667
Total portfolio	1,062,324
% Forecast	0,91%

1.2. Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain key accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

(a) Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b) Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty participates in making estimations using assumptions that are highly subjective and overly sensitive to the risk factors.

Note 1.1.5 of the consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

(c)  Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d) Income tax and deferred tax

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.3. Foreign currency translation

(a) Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2.). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

-	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position.
-	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b) Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those conducted in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency.”

As of December 31, 2024 and 2023 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1..4. Cash and due from banks

Cash and equivalents are the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2024	12/31/2023	12/31/2022
Cash and due from banks	265,357	3,644,309	2,452,567
Other financial assets	328,395	2,949,047	668,833

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Cash and cash equivalents	593,752	6,593,356	3,121,400

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2024	12/31/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	265,357	3,644,309	2,452,567
As per the Statement of Cash Flows	265,357	3,644,309	2,452,567
Other financial assets
As per Statement of Financial Position	329,825	2,950,381	2,393,775
Other financial assets not considered as cash equivalents	(1,430)	(1,334)	(1,724,942)
As per the Statement of Cash Flows	328,395	2,949,047	668,833

1.5. Information by segments

The Group determines the operating segments based on the management reports that are reviewed by the Board of Directors and key management personnel and updates them as they present changes.

The Group analyzes the business on a consolidated basis, thus identifying the operating segments mentioned in Note 3 to the consolidated financial statements.

1.6. Financial Instruments

Other financial assets and other debt securities

i) Financial assets at amortized cost

Financial assets shall be measured at amortized cost if:

(a)the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii) Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and,

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative, In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

iv) Financial liabilities – Debt securities issued

Debt securities issued by Group are measured at amortized cost.

v) Investment in subsidiaries, associates, and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision-making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded using “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net identifiable assets and contingent liabilities acquired in the initial investment in a subsidiary and/or associate are initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recoverable. If so, the devaluation amount is calculated as the difference between the recoverable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

1.7. Intangible Assets

a) Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates, or joint ventures accounts for the excess between:

(i)the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(ii)       the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements, Earnings, and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of conducting recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

Goodwill´s impairment test

Goodwill is assigned to the Group's cash generating units based on the operating segments.

	12/31/2024	12/31/2023
Supervielle Seguros S.A.	193,819	193,819
InvertirOnline S.A.U, / Portal Integral de Inversiones S.A.U,	-	37,176,925
Micro Lending S.A.U,	20,270,768	20,270,768
Supervielle Agente de Negociación S.A.U,	102,226	102,226
TOTAL	20,566,813	57,743,738

The recoverable amount of a cash generating unit is determined based on use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined based on past results, other external sources of information and their expectations of market development.

The discount rates used were 14.1% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country, and the size of the business.

The main macroeconomic premises used, the amount of MILA financing and IOL operating income are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2024	2025	2026	2027	2028	2029
Inflation (end of year)	117.8%	35.6%	25.9%	15.2%	8.3%	5.7%
Inflation (average)	236.8%	50.0%	27.6%	20.0%	11.3%	7.1%
Cost of funding (average)	39.9%	35.3%	25.9%	19.6%	14.5%	10.9%
Loan’s interest rate (average)	57.0%	49.3%	37.9%	29.6%	23.5%	18.9%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Amount of Micro Lending' financing	23,630	23,500	23,508	23,508	23,508	23,508
InvertirOnline Operating income	31,535	53,704	76,268	95,919	114,843	132,382

Business keys have been evaluated at the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of cash-generating units to which key values were allocated was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on key securities in the segment under these conditions.

b) Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements, intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are evaluated for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually, or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c) Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition, or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition, or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition, or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.8. Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing.

Bank and financial debts have been valued at amortized cost.

1.9. Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.26 as per Consolidated Financial Statements.

1.10 Recognition of income

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services is recognized in the income statement in accordance with the performance obligations compliance.

1.11. Capital Stock and capital adjustment

The accounts in this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Ordinary shares are classified in equity and are recorded at their nominal value.

As indicated in note 10 to the separate financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the B.C.R.A. in its communication “A” 6260 and amendments.

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under administration and regulation as of December 31, 2024 and 2023 is composed as follows (book value):

	12/31/2024	12/31/2023
Capital stock	437,731	442,672
Paid in capital	554,292,371	554,292,371
Inflation Adjustment of capital stock	59,149,131	61,410,001
Treasury shares	18,991	14,050
Inflation adjustment of treasury shares	8,690,435	6,429,565
Cost of Treasury shares	(21,167,430)	(11,250,573)
Reserves	93,268,053	9,380,391
Retained earnings	124,977,709	111,818,092
Other comprehensive income	2,939,451	13,895,742
Shareholders' Equity attributable to owners of the parent company	822,606,442	746,432,311

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting, and ensuring compliance with the objectives established for capital management.

1.12. Profit and Loss Accounts

The income statements were expressed as mentioned in Note 1.1.2.

2.	FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2024 and 2023:

Financial Instruments as of 12/31/2024	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	1,062,324	4,386,048	-	5,448,372
- Other financial assets	329,825	-	-	329,825
Total Assets	1,392,149	4,386,048	-	5,778,197

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2023	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Debt Securities at fair value through profit or loss	3,480,600	-	-	3,480,600
- Other debt securities	8,226,734	12,535,376	-	20,762,110
- Other financial assets	2,950,381	-	-	2,950,381
Total Assets	14,657,715	12,535,376	-	27,193,091

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of December 31, 2024 and 2023:

Portfolio of instruments at 12/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	1,062,324	-	-	1,062,324
Other financial assets	329,825	-	-	329,825
Total Assets	1,392,149	-	-	1,392,149

Portfolio of instruments at 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	3,480,600	-	3,480,600
Other Debt securities	6,566,755	1,659,979	-	8,226,734
Other financial assets	2,950,381	-	-	2,950,381
Total Assets	9,517,136	5,140,579	-	14,657,715

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2024 and 2023

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	265,357	265,357	265,357	-	-
Other Debt securities	4,386,048	4,430,474	4,430,474	-	-
Total Assets	4,651,405	4,695,831	4,695,831	-	-

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	3,644,309	3,644,309	3,644,309	-	-
Other Debt securities	12,535,376	17,884,216	17,884,216	-	-
Total Assets	16,179,685	21,528,525	21,528,525	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 12.31.2024	Book value at 12.31.2023
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial bank	834,348	668,435,140	649,193,806	570,516,440
Sofital S.A.F.e.I.I.	Ord.	1	21,543,880	Financial operations and securities. adm	21,544	28,818,626	20,604,980	17,681,278
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Administration of the FCI	1,407	14,411,129	13,690,592	11,246,170
Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Marketing of products and services	1,340	1,772,228	1,683,617	2,012,210
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance Company	1,625	17,433,608	16,508,585	19,821,406
FF Fintech SUPV I	Ord.	-	1,460,720,149	Financial Trust	158,336	2,796,020	1,810,910	2,207,267
Micro Lending S.A.U.	Ord.	1	20,467,691	Financial investments	4,891	3,481,433	3,481,432	2,535,995
InvertirOnline S.A.U.	Ord.	100	2,438	Own settlement and clearing agent	2,438	23,430,203	-	14,406,441
Portal Integral de Inversiones S.A.U.	Ord.	0,01	80,451,077	Representation	804	785,645
IOL Holding S.A.	Ord.	1	2,451,391,647	Financial activity	65,419,097	80,659,123	81,907,974	863,404
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61,599	2,558,994	2,437,211	1,469,523
Supervielle Agente de Negociación S.A.U.	Ord.	1,000	55,027	Trading agent	55,027	4,236,767	4,236,768	3,380,055
Total Investments in subsidiaries, associates, and joint ventures							795,555,875	646,140,189

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

5.COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	12/31/2024	12/31/2023
5.1 Cash and due from banks
Financial institutions and correspondents	265,357	3,644,309
	265,357	3,644,309
5.2 Debt Securities at fair value through profit or loss
Public securities	-	3,480,600
	-	3,480,600

5.3 Other financial assets
Investments in mutual funds	328,395	2,949,047
Miscellaneous Debtors	1,430	1,334
	329,825	2,950,381
5.4 Other debt securities
Unsubordinated debt securities	1,062,324	2,280,482
Public securities	4,386,048	18,481,628
	5,448,372	20,762,110

5.5 Financial assets pledged as collateral
Deposits in guarantee	-	14,240
	-	14,240

5.6 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	649,193,806	570,516,440
Sofital S.A.U.F e I.	20,604,980	17,681,278
Supervielle Asset Management S.A.	13,690,592	11,246,170
Espacio Cordial de Servicios S.A.	1,683,617	2,012,210
Supervielle Seguros S.A.	16,508,585	19,821,406
FF Fintech SUPV I	1,810,910	2,207,267
Micro Lending S.A.U.	3,481,432	2,535,995
Invertir Online S.A.U. e Portal Integral de Inversiones S.A.U.	-	14,406,441
Supervielle Broker de Seguros S.A.	2,437,211	1,469,523
Supervielle Agente de Negociación S.A.U.	4,236,768	3,380,055
IOL Holding S.A.	81,907,974	863,404
	795,555,875	646,140,189
5.7 Intangible Assets
Goodwill – Business combination	20,566,813	57,743,738
Relations with clients	-	9,058,330
Brand	-	3,987,727
	20,566,813	70,789,795
5.8 Other non-financial assets
Retirement insurance	581,651	981,964
Other non-financial assets	100,268	183,417
	681,919	1,165,381

5.9 Other non-financial liabilities
Compensation and social charges payable	41,284	38,623
Miscellaneous creditors	216,018	2,661,583
Long-term incentive provision	336,887	-
	594,189	2,700,206

	12/31/2024	12/31/2023
5.10. Interest income
Interest earned	54	157
Result by tenure - Government bonds valued at cost	(34,729)	3,476,427
Profit from operations TP	194,673	6,440,613
Result by holding - marketable bonds	479,510	4,162,338

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2024	12/31/2023
Profit per holding - TP at amortized cost	4,220,497	711,995
Interest earned on fixed-term deposits	-	979,848
	4,860,005	15,771,378

5.11. Net from financial instruments at fair value through profit or loss
Income from mutual funds	2,228,714	2,779,745
Income from government securities	675	-
Income from private securities	-	757,678
Income from prommisory notes	(157,775)	2,948,944
–Income from repo transactions	1,973	-
	2,073,587	6,486,367
5.12. Other operating income
Subsidiaries’ advisory fees	1,674,443	1,647,067
Royalties	2,247	1,913
Reassess retirement insurance contributions	140,741	997,357
Commissions from foreign sources	868,426	345,943
Profit from sale of shares	1,776,892	-
	4,462,749	2,992,280
5.13. Personnel expenses
Personnel expenses	684,426	344,332
	684,426	344,332
5.14. Administration expenses
Bank expenses	3,907	1,735
Professional fees	1,452,980	766,913
Directors and syndics’ fees	757,203	1,611,666
Taxes, fees and contributions	265,263	93,461
Office expenses and services	47,450	43,856
Other expenses	584,413	319,639
	3,111,216	2,837,270
5.15. Other operating expenses
Turnover tax from Service Activities	83,834	82,449
Turnover tax from Financial Activities	215,971	401,726
Tax Bs. Personal Shares and Participations Soc	703,978	-
Compensatory interest	10,166	70
	1,013,949	484,245
5.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	93,279,256	88,205,875
Results from equity investment in Supervielle Asset Management S.A.	13,408,148	10,963,729
Results from equity investment in Espacio Cordial de Servicios S.A.	(10,520)	647,034
Results from equity investment in Supervielle Seguros S.A.	4,701,467	3,776,637
Results from equity investment in Sofital S.A.F. e I.I.	2,728,366	3,446,009
Results from equity investment in Micro Lending S.A.U.	2,667,166	1,291,924
Results from equity investment in InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U.	2,949,400	12,678,942
Results from equity investment in FF Fintech S.A.	(423,448)	211,385
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	1,576,828	989,033
Results from equity investment in Supervielle Agente de Negociación S.A.U.	1,503,014	975,346
Results from equity investment in IOL Holding S.A.	9,771,504	(793,696)
Results from equity investment in Dólar IOL	-	(19,182)
	132,151,181	122,373,036

6.	RESTRICTED ASSETS

The Group has restricted, according to the following detail:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Item	12/31/2024	12/31/2023
Deposits in guarantee	-	14.240
	-	14.240

7.	COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES

As of December 31, 2024 and 2023, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2024	12/31/2023	12/31/2024	12/31/2023
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 16th floor C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769 - Mendoza – Argentina (2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.A.B.A., Argentina (5)	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/12/24 and 31/12/23.

(2 On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3) On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. Registration with the IGJ pending

The capital movements of subsidiaries during 2023 and 2024 expressed in nominal currency in pesos are detailed below:

The financial situation and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As decided by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of 100,000,000, by issuing 100,000,000 unendorsed registered ordinary shares with a nominal value of $1 each and entitled to 1 vote per share. The shareholder´s meeting of Bolsillo Digital S.A.U. approved the capitalization of the liabilities on April 17, 2023.

As decided by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. in the amount of 75,000,000, by issuing 75,000,000 unendorsed ordinary shares of $1 each and entitled to 1 vote per share. The shareholder´s meeting of Bolsillo Digital S.A.U. approved the capitalization of the liabilities on 14 July 2023.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

As decided in the minutes of the extraordinary shareholder´s meeting of Micro Lending S.A.U., held on July 28, 2023 resolved the voluntary reduction of share capital by up to the sum of 111,756,079 together with its corresponding proportion of the capital adjustment account by the amount of 288,243,921.

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. in the amount of $102,748,121 by issuing 7,557,979 ordinary bearer shares with a nominal value of $1 each and entitled to 1 vote per share.

On May 13, 2024, Grupo Supervielle S.A. received an offer to buy and sell 100% of the shares in Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding S.A. On May 15, 2024, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the shareholder´s meeting of IOL Holding S.A. approved the capitalization of the liabilities arising from the aforementioned sale.

On 31 May 2024, Banco Supervielle S.A made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $10,000,000 in cash by bank transfer, which were effectively integrated in June.

The balance sheet and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of December 31, 2024
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	4,291,767,465	3,623,332,325	668,435,140	95,232,978
Supervielle Asset Management S.A.	20,156,981	5,745,852	14,411,129	14,113,826
Sofital S.A.U.F. e I.	28,821,866	3,240	28,818,626	3,516,457
Espacio Cordial de Servicios S.A.	3,389,787	1,617,559	1,772,228	(276,936)
Micro Lending S.A.U.	5,212,838	1,731,405	3,481,433	2,944,136
Portal Integral de Inversiones S.A.U.	2,053,557	1,267,912	785,645	628,372
InvertirOnline S.A.U.	277,108,354	253,678,151	23,430,203	16,748,836
IOL Holding S.A.	80,667,906	8,783	80,659,123	15,458,180
Supervielle Seguros S.A. (2)	36,846,434	19,412,826	17,433,608	3,753,247
Supervielle Productores Asesores de Seguros S.A.	3,438,537	879,543	2,558,994	1,655,620
Bolsillo Digital S.A.U.	8,493	-	8,493	(35,591)
Supervielle Agente de Negociación S.A.U.	11,687,726	7,450,959	4,236,767	1,503,015

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

As of December 31, 2023
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	4,307,666,452	3,720,472,488	587,193,964	87,542,838
Supervielle Asset Management S.A.	17,382,402	5,544,349	11,838,053	11,540,751
Sofital S.A. F. e I.I.	26,576,250	2,805	26,573,445	3,437,360
Espacio Cordial de Servicios S.A.	3,814,809	1,430,833	2,383,976	576,880
Micro Lending S.A.U.	3,838,252	1,203,804	2,634,448	1,619,234
Portal Integral de Inversiones S.A.U.	190,870	33,597	157,273	94,424
InvertirOnline S.A.U.	219,277,653	205,028,486	14,249,167	12,584,521
IOL Holding S.A.	864,933	3,282	861,651	(141,083)
Supervielle Seguros S.A. (2)	36,073,608	14,918,542	21,155,066	4,224,249
Supervielle Productores Asesores de Seguros S.A.	2,152,883	609,932	1,542,951	1,038,454
Bolsillo Digital S.A.U.	101,386	69,974	31,412	(1,063,061)
Supervielle Agente de Negociación S.A.U.	4,535,241	1,155,186	3,380,055	1,014,210

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2024 and 2023, balances with Grupo Supervielle S.A.‘s controlled are as follows:

Assets	12/31/2024	12/31/2023

Cash and due from banks
Banco Supervielle S.A.	27,120	48,169
InvertirOnline S.A.U.	19	37
	27,139	48,206

Other financial assets
Espacio Cordial Servicios S.A.	1,430	1,333
	1,430	1,333
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	681	1,161
	681	1,161

As of December 31, 2024 and 2023, results with Grupo Supervielle S.A. ‘s controlled are as follows:

	12/31/2024	12/31/2023
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	58	61
Interest on paid account– InvertirOnline S.A.U.	4	105
	62	166

Other operating income
Banco Supervielle S.A.	1,632,951	1,611,808
Sofital S.A.U. F, e I,I,	2,618	2,223
Supervielle Asset Management S.A.	25,728	21,868
Espacio Cordial de Servicios S.A.	15,392	13,079
	1,676,689	1,648,978
Administrative expenses
Bank expenses – Banco Supervielle S.A.	1,968	534
Rent – Banco Supervielle S.A.	30,081	28,318
Legal and accounting consultancy services	5,216	6,269
Fees for market operations - SAN	7,625	3,608
Fees for market operations - IOL	-	53,021
	44,890	91,750

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	-	979,847
	-	979,847

8.	INCOME TAX – DEFERRED TAX

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3-year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1st , 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods, Subsequently, and for the years beginning on or after.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal year 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1st , 2021, inclusive.

The new Tax rates are:

• Up to $34,703,523 of accumulated net taxable profit: 25% tax;

• More than $34,703,523 and up to $347,035,231 of accumulated net taxable profit: will pay a fixed amount of $8,675,881 plus a 30% tax on the surplus of $34,703,523.

• More than $347,035,231 of accumulated net taxable profit: will pay a fixed amount of $102,375,393 plus a 35% tax on the surplus of $347,035,231.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

The evolution of income tax concepts for the years ended December 31, 2024 and 2023 is detailed in the following table:

	12/31/2024	12/31/2023
Current income tax	3,665,929	2,374,924
Income tax - deferred method	(1,724,991)	(900,407)
Subtotal	1,940,938	1,474,517
Subtotal – Income tax imputed in the Income Statement	1,362,939	1,956,143
Subtotal – Income tax imputed to Other comprehensive income	577,999	(481,626)
Total Income Tax Charge	1,940,938	1,474,518

The following is a reconciliation between the income tax charged to income as of December 31, 2024 and 2023, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2024	12/31/2023
Profit before income tax	126,544,668	113,837,278
Current rate of tax	25%	35%
Profit for the year at current rate	31,636,167	39,688,536
Permanent differences:
- Profit or loss by associates and joint ventures	(33,037,795)	(42,550,588)
- Untaxed results	112,918	3,334,874
- Result for exposure to changes in currency purchasing power	(8,206,516)	2,645,678
- Difference between DDJJ and provision	296,494	(1,016,738)
-Annulment of bankruptcy	2,137,633	-
- Other movements	8,424,038	(145,618)
Income tax charged to profit or loss	1,362,939	1,956,143
Deferred tax change	(1,724,991)	900,407
Result for exposure to changes in currency purchasing power	362,051	(87,818)
Tax Loss Carryforward	(2,137,633)	-
Tax Loss Carryforward / Income tax payable	(2,137,633)	2,768,732

The evolution of the balance of the deferred tax asset is as follows:

	12/31/2023	Movements	12/31/2024
Adjustment for inflation	40,951	(37,627)	3,324
Valuation of shares	(1,814)	1,814	-
Valuation of public bonds	1,338,435	(1,327,328)	11,106
Common Investment Funds	(218,422)	217,941	(480)
Exchange rate difference	(4,014)	5,319	1,305
Other comprehensive results	694,507	(694,507)	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Provision for expenditure	8,749	70,589	79,338
Provision Retirement plans	(3,507)	38,808	35,301
Total	1,854,885	(1,724,991)	129,894

9.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2024, is as follows:

	Other financial assets	Other non-financial assets	Current income tax assets	Deferred income tax assets/liabilities	Other non- financial liabilities
To expire
1er. Quarter	329,825	245,680	222,576	-	257,303
2nd. Quarter	-	145,413	-	-	-
3er. Quarter	-	145,413	-	-	-
4th. Quarter	-	145,413	-	-	-
More than one year	-	-	-	129,894	336,886
Subtotal to be expired	329,825	681,919	222,576	129,894	594,189
No time limit	-	-	-	-	-
Of expired term	-	-	-	-	-
Total	329,825	681,919	222,576	129,894	594,189
The fixed fee	-	-	-	-	-
The variable rate	328,395	-	-	-	-
No earn interest	1,430	681,919	222,576	129,894	594,189
Total	329,825	681,919	222,576	129,894	594,189

10.	CAPITAL STOCK

As of December 31, 2024, and 2023, the capital stock net of own shares held by 18,991 is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2024	437,731
Capital stock as of 12/31/2023	442,672

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital, The price to be paid for the shares will be up to a maximum of US$2,20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5, The price to be paid for the shares will be up to a maximum of US$2,70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5, The price to be paid for the shares will be up to a maximum of US$2,70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”, The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

On 19 April 2024, the Supervisory Board of the Supervielle Group approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program considering the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved".

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will consider the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)".

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

11.	FINANCIAL RISK FACTORS

Financial policies Grupo Supervielle

Financial risk management at Grupo Supervielle at an individual level is governed by the guidelines established in the Financial Policies. These policies stipulate guidelines to follow and monitoring metrics for the management of liquidity, indebtedness, and tolerable level of risk in the investments made.

Liquidity

The liquidity policy aims to ensure the availability of funds to meet liabilities, including times of high levels of stress, Grupo Supervielle, on an individual level, must always have, a sufficient level of liquidity to meet the liabilities due in the following 90 days. Any outflow of funds is considered liabilities, including debt, taxes, payment of dividends and the operating result (income minus expenses) when the latter is negative.

Investments

The purpose of the investment policy is to manage the potential profitability of investments within previously approved risk limits, complying with current regulations.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Investments will especially meet criteria of reasonable prudence considering:

a) The nature of the obligations and the currency in which they were assumed.

b) The deadlines in which they must become payable.

c) Diversification of the asset portfolio.

d) The approval of the issuers by the Credit Department of Banco Supervielle.

Investments in financial assets whose issuing agents may represent a risk of money laundering and/or terrorist financing will not be permitted. It is not invested in securities and negotiable obligations representing the capital of companies or issued by legal entities incorporated in so-called tax havens or in countries that have been declared non-collaborating in compliance with the standards issued by the Financial Action Task Force (IFAG), FATF).

House limits National Treasury risk

It is interpreted as a prudent measure in terms of risk management, seeking the diversification of the investment portfolio, the establishment of limits on direct exposure with the national public sector.

The risk appetite in this matter is established as a percentage of the direct exposure with the national public sector compared to the liquid net assets of Grupo Supervielle, which includes investments in common investment funds, public securities, and fixed terms in Bco Supervielle, USD at Banco Supervielle and abroad.

Short- and long-term needs

The treasury and investor relations management of Grupo Supervielle annually prepares the cash flow in which the needs of funds are established to cover the operating expenses of the holding company, capital contributions to its subsidiaries and possible investments due to acquisitions, the payment of dividends to its shareholders as proposed by the company's Board of Directors and approved by the shareholders' meeting, and the income that it will receive in the form of dividends from its subsidiaries and management fees throughout the year. This cash flow is reviewed periodically and adjusted based on changes that may arise in the day-to-day business. The funds to cover the operational needs of the holding company to be met in a period of less than 90 days (“short-term needs”) are invested at the discretion of the treasury and investor relations management, which evaluates and monitors that the investments are carried out with the criteria of a good businessman, seeking profitability within the risk parameters established for this type of investments, which are defined below, Funds more than the operational needs (“long-term availability”) of the holding company are reported to the ALCO committee, which establishes the way in which this liquidity will be invested and communicates the decision to treasury management and investor relations, to proceed with the investment.

Investments made to cover short-term needs must be made in the following financial instruments:

a) Fixed deadlines

b) US Dollars to cover operational needs in that currency

c) Currency futures

d) Purchase/sale of a certain title representing debt by the Government of the Argentine Republic of any series or value (the “title”) to be settled in pesos or dollars in the local market or New York.

e) Common investment funds with a low to moderate risk profile, in accordance with what is established by the managing company of the common investment fund, whose underlying assets are limited to the instruments listed here for direct investment.

f) Actions.

Long-term availabilities will be invested according to the powers established for the Assets and Liabilities Committee (ALCO) committee.

VaR limits

The central objective that governs the establishment of limits on risk exposure (VaR) is to prevent potential losses from affecting your usual liquidity needs, fundamentally those associated with the payment of dividends, expenses and some minor investments that may arise or eventual contributions, of capital to subsidiaries for growth. Keeping this in mind, the risk appetite must be conservative and the VaR limit must be expressed as a percentage of the trading portfolio under analysis, always considering the protection of the aforementioned liquidity needs.

Stop loss and stop gain

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The losses accumulated throughout the month, once the amount equivalent to 80% of the applicable VaR has been exceeded, constitute a warning factor that warrants immediate communication to the members of the Assets and Liabilities Committee (ALCO) committee, an area in which the situation raised will be evaluated and the corrective measures to be adopted will be determined if they are considered necessary.

In the same way, a monthly stop gain is established. The level of accumulated profits that triggers the stop gain is set at an amount equivalent to 80% of the VaR limit in absolute values. Once the established amount has been exceeded, immediate communication must be provided to the members of the ALCO committee, an area in which the situation raised will be evaluated and the measures to be adopted will be determined if they are considered necessary.

Indebtedness

The debt policy aims to ensure the continuity of Grupo Supervielle in times of high levels of stress.

All required liabilities are included, except for commercial debts, taxes, employees, and other various debts (for example, directors' fees payable, dividends payable, among others).

For Grupo Supervielle, the level of debt must be equal to zero, except in specific situations where the decision to take on debt must have the agreement and approval of the Board of Directors, Futures transactions are not considered debt for the purposes of controlling this condition.

12.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Companies Law, the bylaws and Resolution N° 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments to the results of previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the share capital.

As indicated in note 9, as a result of the program to buy own shares of December 31, 2024, the Company has 18,991,157 own shares in its portfolio. The cost of acquiring these amounted to 21,167,430 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) As long as these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of this cost.

13.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

According to estimates by the International Monetary Fund (IMF), in 2024 the global economy grew by 3.2%, showing a marginal slowdown compared with the previous year, which resulted in a 3.3% growth rate.

During the reporting period, most central banks began to relax monetary policy. This is explained by the slowdown in inflation and acceptable growth rates maintained by the major powers. The US Federal Reserve lowered the Federal Funds rate by 1 percentage point to a range of 4.50 - 4.25%, after having risen 1 point in 2023.

On commodities, a decline in global energy demand led to a fall in oil prices, especially during the last quarter. This favored the disinflationary path, especially in Europe. Also, the continued conflicts between Russia and Ukraine and between Israel and Hamas kept the oil market tense during 2024.

At the political level, US voters elected Donald Trump for a second presidential term. Prior to the take-over, the interest rate of the 10-year US bond. was close to 5%, due to the fear of an economic policy that would accelerate inflation and slow down the rate cut proposed by the FED. As cabinet formation spread and the inaugural speech took place, rates fell by about 4.6 per cent. Among the prospects with international impact, it is assessed that a tough tariff policy, with China, could increase the risks of a trade war.

The national environment was strongly impacted by the shock measures implemented by the government of Javier Milei. Following the signing of Decree on Necessity and Urgency (DNU) 70/2023, which repealed and amended more than 300 laws at the end of 2023, a restrictive fiscal policy was adopted. As a result, already in January there was a financial surplus that continued throughout the year, reaching a cumulative surplus of 0.3% of GDP in December. This result is due to the adjustment of primary expenditure by 26.9% and the temporary increase in the PAIS tax, which was finally eliminated.

In order to maintain fiscal balance, the national executive had to face legislative challenges. In this regard, the adoption of the Bases Law was a significant achievement, although its final version is less ambitious than the original text. In addition, the government vetoed two projects approved by Congress that involved increasing public spending without income support, with respect to the university’s budget and its forecast assets.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The government managed to reduce inflation from 25.5% in December 2023 to 2.7% in December 2024. The slowdown was more pronounced than initially forecast according to the Central Bank’s (BCRA) survey, inflation was expected to be close to 227% for 2024, when the final index turned out to be 117.8%. This improvement was explained by a strict discipline in public accounts that prevented the issuance of money to finance the fiscal deficit. In addition, the crawling peg regime (a monthly rate of depreciation of the exchange rate) functioned as a nominal anchor; with the evolution of inflation, the BCRA decided to lower the rate of this rate from 2 to 1 per cent from February 2025.

Another milestone of the government was money laundering conducted between August and November. US$20.085 million in cash and US$2.432 million in other items were settled. Thus, private sector dollar deposits grew by US$16 billion and loans to the private sector in dollars increased by US$8.9 billion.

The positive shock of laundering was well received by the market, as it allowed BCRA to increase its gross and net reserves from the settlement of dollar loans in the foreign exchange market. Also, the fact that the monetary authority functioned as buyer in the last part of the year changed the expectations of economic agents, causing a significant drop in country risk to reach 635 points at the end of the year. It should be noted that the government cancelled the maturities of capital and interest on bonds that operated in the month of January 2025 for a total of US$4.5 billion (US$2.9 billion in capital and US$1.6 billion in interest). In turn, the BCRA announced a REPO with international banks, with BOPREAL Series 1-D bonds for a total bid amount of US$1 billion and a final term of 2 years 4 months. In this way, the government begins to show different alternatives for financing future debt maturities.

In relation to the IMF agreement, and after its continuity in 2023 was endangered due to the failure of all established targets, this year the fiscal target was exceeded, and the third quarter reserve goal was not reached. At the end of the reporting year and during January 2025, there was talk of a possible new agreement for the first four months of 2025, with the possibility of receiving new funds.

In relation to the economic data, with a cumulative year-on-year decline of 1.8% (latest data for December), the evolution of the national economy was affected by the development of construction (-17.6%), which suffered the brake of public works, industry (-9.2%) and trade (-7.6%), the European Commission has published a report on the situation in the United States of America. Compensation was provided by the agricultural sector, which rebounded 30.9% after the severe drought of 2023, and mining and quarrying, which grew 7.2%.

Economic activity was not homogeneous, falling at the beginning of the year but expanding in the following months. Until April, the EMAE fell 1.9% compared to December 2023, in the seasonally adjusted series, and grew to 6.8% between May and December.

In addition, at the end of November (latest available data), 113,000 seasonally adjusted jobs were lost, while total wages showed a 12.7% year-on-year increase in real terms at the end of December.

The year ended with an overall inflation rate of 117.8%, marking a significant decrease from 211% recorded for 2023. Disinflation is due to the fact that the National Treasury did not require monetary financing from the B.C.R.A and, at the same time, an adjustment of relative prices was achieved. Thus, while regulated prices rose by 205.9%, core inflation and seasonal prices rose by 105.5% and 87.3%, respectively.

The government closed the year with a fiscal surplus of approximately 0.3% of GDP, while the primary surplus was 1.8%. The improvement in the fiscal result occurs despite the fact that revenues fell by 5.2% in real terms, with a 26.9% reduction in public expenditure. In this respect, the reduction of social welfare expenditure accounted for 32.6 per cent of the total, becoming the most important factor. Capital expenditure was the most reduced: 77.3% in real terms.

The trade balance showed a surplus of US$18,899 million, compared with a deficit of US$6,932 million in the previous year. The improvement is explained by an increase of 19.4% in exports, which reached US$79,721 million; imports fell 17.5%, with a result of US$60,822 million. With respect to the level of international reserves, 2024 closed with a stock of US$29,612 million, implying an increase of US$6,539 million compared to 2023.

In relation to monetary policy, at the beginning of 2024, the BCRA stopped bidding on liquidity letters (LELIQs) and passive passes became the instrument of monetary policy. Then, in March, the entity lowered the pass rate from 100% to 80% of TNA and additionally released the market rates that were heavily regulated since 2020. By May, the pass rate was already 40% n.a. Since then, the government has begun a process of transferring remunerated liabilities from the BCRA to the Treasury.

In this context, the banks initially disarmed their position in passive passes to go to tenders of the Treasury that offered Letras Capitalizables (LECAPs). Then, they accelerated the process and BCRA stopped renewing passes. The Treasury

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

also issued $20 billion Liquidity Tax Bills (LEFIs) that were purchased by BCRA. As a result, banks buy and sell LEFIs to the BCRA to manage their daily liquidity.

On the other hand, BCRA has a monetary base target of $47.7 billion. It represents the April 2024 Broad Monetary Base, which consists of the monetary basis plus the remunerated liabilities at that time. In this way, the money base will grow month by month as the demand for money increases and banks satisfy it by selling LEFIs to the BCRA. As of 30 December, the monetary base was $29.7 trillion.

With regard to the financial system, during 2024 there was an improvement in the main macroeconomic indicators, with a significant reduction in the inflation rate and interest rates. In the new context, the financial system began to show early signs of recovery: demand for credit grew again, as did dollar deposits, reflecting the success of the anti-money laundering law. In addition, the BCRA removed some regulations implemented in previous efforts, such as the setting of a minimum interest rate to be paid by financial institutions on fixed terms, the maximum interest rates in the Productive Investment Financing Lines (LIP) (which continued to be the main tool used to channel credit to MiPyMEs), as well as the setting of maximum interest rates for credit card financing.

According to the data available in December 2024, the ratio of deposits and loans of the private sector in pesos to GDP was 13.0% and 8.8%, while in December 2023 the levels were at 17.1% and 8.1%, respectively. Total private sector deposits increased by 128 per cent (+5 per cent in real terms), while total loans to the private sector rose by 230 per cent year-on-year (+52 per cent in real terms). Also, market interest rates had a significant fall throughout the year: by case, BADLAR (private banks) fell 77.81 points, due to the decline in the nominality of the economy, and the monetary policy rate (Letras Fiscales de Liquidez - LEFI) was 32% (when in December 2023 the passive pass was at 100%). As of December 2, 2024 the BCRA presented the Wholesale Rate of Argentina (TAMAR), calculated based on fixed term deposits of 1,000 million pesos or more, with a maturity of 30 to 35 days. Its distinctive feature is the minimum number of deposits eligible for calculation, which will be updated annually. In December, TAMAR averaged 35.18 per cent of NCT, while BADLAR averaged 32.88 per cent.

The liquidity and solvency of the financial system remain at high levels.

The context of volatility and uncertainty continues as at the date of issue of these separate financial statements.

The Group management continuously monitors the evolution of the variables affecting its business, in order to define its course of action and identify potential impacts on its financial position.

These separate financial statements should be read in the light of these circumstances.

14.	SUBSEQUENT EVENTS

There are no events or transactions that occurred between the closing date of the financial year and the date of issue of the separate financial statements that could significantly affect the Group's financial position or results as of the closing date of the current financial year.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 12/31/2024	Book value 12/31/2023
OTHER DEBT SECURITIES
From the country
Measured at fair value with changes in ORI
Public bonds
BONO DEL T. NAC. $ AJUST. POR CER 4,25% vto. 14/2/2025 - T2X5	-	705,341
BONO DE LA NACION ARGENTINA EN MONEDA DUAL VENCIMIENTO 30/06/24 - TDJ24	-	5,231,118
BONO DE LA NACION ARGENTINA EN MONEDA DUAL VENCIMIENTO 30/04/24 - TDA24	-	9,791

Private securities
ON NEWSAN CL. 15 V19/05/24 WNCGO - WNCGO	-	251,062
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10 - SPC10	816,299	1,659,979
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN - ASS7P	246,025	369,443

Measurement at amortized cost
Bono Nacion Moneda Dual Tdg24 - Tdg24	-	318,889
Bono De La Nacion en Moneda Dual Vto 30/04/2024 - Tda24	-	21,019
Bono Tesoro Nac Aj Cer V30/06/25 $ Cero Cupón - Tzx25	1,260,453	-
Bono Del T. Nac. $ Ajust. Por Cer 4,25% Vto. 14/2/2025 - T2x5	193	4,818,434
Bono Del Tesoro Nacional En Pesos Ajustado Por Cer 4% Vto 14/10/24 - T4x4	-	7,377,034
Letra DEL TESORO NACIONAL CAPITALIZABLE EN PESOS CON VTO 16/04/2025 - S16A5	208,193	-
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2027	220,690	-
Letra Del Tesoro Nacional Cap En Pesos Vto 15/8/2025	165,889	-
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026	117,959	-
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/05/2025	977,453	-
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2026	970,681	-
Bono Del Tesoro Nacional Cap En Pesos Vto 13/02/2026 - T13f6	464,537	-

Total other debt securities	5,448,372	20,762,110

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT AND LOSS
From the country
Private titles
Promissory notes	-	3,480,600
Total Fair value debt securities with changes in profit or loss	-	3,480,600
Total	5,448,372	24,242,710

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the year	At the end of the year	12/31/2024	12/31/2023
Goodwill	57,743,740	159,469	(37,176,927)	20,726,282	-		-	(159,469)	(159,469)	20,566,813	57,743,740
Relations with clients	14,025,800	-	(14,025,800)	-	(4,967,472)		5,259,676	(292,204)	-	-	9,058,328
Brand	3,987,727	-	(3,987,727)	-	-	3	-		-	-	3,987,727
Proprietary Software & Technology	1,375,079	-	(1,375,079)	-	(1,375,079)		1,375,079	-	-	-	-
Total	77,132,346	159,469	(56,565,533)	20,726,282	(6,342,551)		6,634,755	(451,673)	(159,469)	20,566,813	70,789,795

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 12/31/2024	As of 12/31/2024 (per currency)	As of 12/31/2023
		Dollar
ASSETS
Cash and Due from Banks	262,317	262,317	3,639,180
Other Debs Securities	816,299	816,299	5,580,817
Other financial assets	-	-	2,568,279
Other non-financial assets	581,650	581,650	981,964
TOTAL ASSETS	1,660,266	1,660,266	12,770,240

LIABILITIES
Other non-financial liabilities	348,046	348,046	2,576,968
TOTAL LIABILITIES	348,046	348,046	2,576,968

NET POSITION	1,312,220	1,312,220	10,193,272

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 27, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer